UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

NATURE'S SUNSHINE PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

Utah (State of incorporation or organization)	87-0327982 (I.R.S. Employer Identification No.)

75 East 1700 South
Provo, Utah 84606
(Address and telephone number of principal executive offices, including zip code)

(801) 342-4300
Registrant's telephone number, including area code:

        Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
Title of class

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

        The Commission is respectfully requested to send copies of all notices, orders and communications to:

David A. Sirignano
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

EXPLANATORY NOTE

Revocation of Registration

        On January 21, 2009, in a proceeding commenced under Section 12(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the U.S. Securities and Exchange Commission (the "SEC") revoked the registration of Nature's Sunshine Products, Inc.'s common stock. See Securities Exchange Act of 1934 Release No. 59268 (January 21, 2009) (Admin. Proc. File No. 3-12684). The Company is filing this registration statement to re-register its common stock under the Exchange Act.

Internal Investigation

        The Company's failure to file required reports with the SEC related back to an internal investigation commenced in October 2005 by the Audit Committee of our Board of Directors (our "Audit Committee") regarding certain sales and commission activities involving certain of our foreign operations. The investigation was subsequently expanded to include other matters related to our consolidated financial statements. The Audit Committee engaged a nationally-recognized independent law firm to assist in the investigation and the law firm, in turn, engaged a nationally-recognized independent public accounting firm to provide further assistance. The internal investigation was overseen by a Special Committee comprised of one independent member of the Audit Committee and an outside independent consultant, who later became a director and independent member of the Audit Committee. On March 15, 2006, the Audit Committee and the Board of Directors received an oral preliminary report on the findings of the investigation through that date (the "Preliminary Report"). The Preliminary Report indicated that the Company had certain internal control weaknesses and outlined potential violations of law. The Preliminary Report also included a series of recommendations, including the termination of certain employees and senior officers. Based on issues raised in the Preliminary Report, on March 15, 2006, the Audit Committee determined that the financial statements filed with the SEC in connection with the following previously issued reports of the Company should not be relied upon:

            (i)  Quarterly Reports on Form 10-Q for each of the first three fiscal quarters of 2005;

           (ii)  Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (which includes financial statements as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004, 2003 and 2002); and

          (iii)  Quarterly Reports on Form 10-Q for each of the first three fiscal quarters of 2004, 2003 and 2002.

Change in Certifying Accountant

        On March 31, 2006, we received a letter from KPMG LLP ("KPMG") pursuant to which KPMG resigned as our independent registered public accounting firm. In its letter, KPMG stated that it had determined that our Board of Directors and Audit Committee had been adequately informed with respect to likely illegal acts that came to the attention of KPMG during the course of its audit of the Company's financial statements and that also were the subject of the internal investigation overseen by the Special Committee. KPMG also concluded that these illegal acts appear to have had a material effect on the financial statements of the Company. KPMG further concluded that its resignation was necessary because the Board of Directors had not taken timely and appropriate remedial actions with respect to the illegal acts. In particular, KPMG objected to the following decisions by the Board of Directors in response to recommendations contained in the Preliminary Report:

          1.     The failure to terminate Mr. Douglas Faggioli as an employee of the Company (rather than only removing him from his positions as President and Chief Executive Officer and from the Board of Directors pending completion of the internal investigation). KPMG believed the evidence indicated that he made misrepresentations to KPMG on at least two occasions in the form of management representation letters that failed to disclose that he was aware of alleged fraud in the international operations of the Company, and had approved a payment in violation of the Foreign Corrupt Practices Act of 1977, as amended.

          2.     The failure to remove Mr. Franz Cristiani from its Audit Committee and the Board of Directors (Mr. Cristiani was replaced as the Chair of the Audit Committee), even though he was found to have known of the alleged misrepresentation and understood that they "could be considered material from an auditing standpoint and could pose a significant problem to our company," yet failed to bring the matter to the attention of the auditors or correct the misrepresentations.

        KPMG's statements are set forth in full in Exhibits 99.1 and 99.2 to the Company's Form 8-K filed on April 3, 2006 and Exhibit 99.1 to the Company's Form 8-K filed on April 18, 2006.

        Following KPMG's resignation, we began the process of engaging a new independent registered public accounting firm. On February 2, 2007, our Audit Committee engaged Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm. See Item 14, "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."

        In August 2006, following the completion of the Special Committee's internal investigation, the Board of Directors reinstated Mr. Faggioli as the Company's President and Chief Executive Officer. In connection with the private class actions and government investigations discussed below under Item 8, "Legal Proceedings," the Board of Directors has determined to vigorously contest allegations of illegal conduct and misrepresentations that are or may be based upon the events that led to the resignation of KPMG.

Failure to Report and Delisting

        Due primarily to the dedication of a substantial amount of our resources to the review and assessment of information we received in the course of the internal investigation described above, prior to October 7, 2008, we had not filed any periodic reports for periods ending on or after December 31, 2005 as required by the Exchange Act. As a result of our inability to file our periodic reports, on April 5, 2006, the Nasdaq Listing Qualifications Panel determined to delist our common stock from The Nasdaq National Market. We subsequently filed with the SEC our Annual Reports on Form 10-K for the fiscal years ended December 31, 2006 and 2007 (in October 2008) and Quarterly Reports on Form 10-Q for each of the first three quarters of 2008 (in December 2008).

Internal Control Matters

        Management identified certain material weaknesses which are described in our annual report on Form 10-K/A for the year ended December 31, 2007. During 2008 management has been focused on remediating these material weaknesses. We have provided an overview of these matters and our efforts to remediate the identified material weaknesses in Item 2 of this Form 10 titled Internal Control Matters.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This registration statement and the documents incorporated herein by reference may contain "forward-looking statements." Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies. All statements (other than statements of historical fact) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These statements are often characterized by terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions, and are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Forward-looking statements are not guarantees of future performance and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements.

        Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include, among others, the following:

  •
  illiquidity of our common stock due to the January 2009 revocation of registration;

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  our relationship with and our ability to influence the actions of our independent Distributors and Managers;

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  our ability to attract and retain a sufficient number of independent Distributors and Managers;

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  changes in laws and regulations regarding network marketing that may prohibit or restrict our ability to sell our products in new or existing markets;

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  determinations regarding tax liabilities and required tax obligations in U.S. and foreign jurisdictions;

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  our products and manufacturing activities are subject to extensive government regulations and restrictions;

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  general economic conditions;

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  an economic slowdown in the markets in which we do business could reduce consumer demand for our products;

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  currency and exchange rates fluctuations could lower our revenue and net income;

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  the availability and integrity of raw materials could be compromised;

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  geopolitical issues and conflicts could adversely affect our business;

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  our business is subject to the effects of adverse publicity and negative public perception;

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  changes in taxation and transfer pricing affect our operations;

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  our business is subject to intellectual property risks;

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  product and liability claims;

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  changing consumer preferences and demands;

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  inventory obsolescence due to finite shelf lives and changing product demand;

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  product concentration;

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  system failures;

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  changes in key management; and

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  the competitive nature of our business.

        Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth under Item 1A, "Risk Factors" below.

        Forward-looking statements in this registration statement speak only as of the date hereof, and forward-looking statements in documents attached that are incorporated by reference speak only as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

Item 1.    Business

The Company

        Nature's Sunshine Products, Inc., founded in 1972 and incorporated in Utah in 1976, together with our subsidiaries, is primarily engaged in the manufacturing and marketing of nutritional and personal care products. We sell our products worldwide to a sales force of independent Distributors (as defined below) who use the products themselves or resell them to other Distributors or consumers.

        Our operations are conducted in the United States as well as in various other countries. Our subsidiaries are located in Mexico, Central America, Canada, Venezuela, Dominican Republic, Japan, Ecuador, the United Kingdom, Colombia, Peru, Israel, Russia, Ukraine, Latvia, Lithuania, Kazakhstan, Mongolia, Belarus, China, Poland and Brazil. We export our products to several other countries, including Argentina, Australia, Chile, New Zealand and Norway.

        We also sell our products through a separate division, Synergy Worldwide. Synergy Worldwide sells products in the United States, Japan, South Korea, Singapore, Thailand, Taiwan, Malaysia, Hong Kong, Philippines, Indonesia, the United Kingdom, Germany, Austria, the Netherlands and Australia.

        Our principal executive office is located at 75 East 1700 South, Provo, Utah 84606. Our telephone number is (801) 342-4300 and our Internet website address is http://www.natr.com. We make available free of charge on our website our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as practicable after we electronically file these documents with, or furnish them to, the SEC.

Business Segments

        We are principally engaged in one line of business, the manufacturing and marketing of nutritional and personal care products. We conduct our business through three reportable business segments. Two of the business segments operate under the Nature's Sunshine Products name and are divided based on geographic operations: a United States segment ("NSP United States") and an international segment ("NSP International"). Our third business segment operates under the Synergy Worldwide name, a division that was acquired by us in 2000. Synergy Worldwide offers products with formulations different from those of the Nature's Sunshine Products offerings. In addition, Synergy Worldwide's marketing and Distributor compensation plans are sufficiently different from those of Nature's Sunshine Products. Information by business segment for each of our last three fiscal years regarding sales revenue and operating income, and information by business segment as of the end of our last two fiscal years regarding identifiable assets, are set forth in Note 12 of the Notes to Consolidated Financial Statements set forth in Item 13 of this registration statement.

Products and Manufacturing

        Our line of over 700 products includes herbal products, vitamins and mineral supplements, personal care products, nutritional drinks, and miscellaneous other products. We purchase herbs and other raw materials in bulk and, after quality control testing, we formulate, encapsulate, tabletize or concentrate them, and package them for shipment. Most of our products are manufactured at our facility in Spanish Fork, Utah. Contract manufacturers produce some of our personal care and other miscellaneous products for us in accordance with our specifications and standards. We have implemented stringent quality control procedures to verify that our contract manufacturers have complied with our specifications and standards. Our product lines are described below.

  Herbal Products

        We manufacture a wide selection of herbal products, which are sold in the form of capsules or tablets. These capsules or tablets contain herb powder or a combination of two or more herb powders. We also produce both single herbs and herb combinations in the form of liquid herbs and extracts. Liquid herbs are manufactured by concentrating herb constituents in a vegetable glycerin base. Extracts are created by dissolving powdered herbs into liquid solvents that separate the key elements of the herbs from the fibrous plant material. For the years ended December 31, 2007, 2006, and 2005, herbal products accounted for approximately 52.9, 54.0, and 53.7 percent of net sales revenue for NSP United States, respectively. We do not believe these percentages would be materially different on a consolidated basis.

  Vitamins and Mineral Supplements

        We manufacture a wide variety of single vitamins, which are sold in the form of chewable or non-chewable tablets. We also manufacture several multiple vitamins and mineral supplements, including a line containing natural antioxidants. Generally, mineral supplements are sold in the form of tablets; however, certain minerals are offered only in liquid form. For the years ended December 31, 2007, 2006, and 2005, vitamin and mineral supplements accounted for approximately 41.6, 40.3, and 40.5 percent of net sales revenue for NSP United States, respectively. We do not believe these percentages would be materially different on a consolidated basis.

  Personal Care Products

        We manufacture or contract with independent manufacturers to supply a variety of personal care products for external use, including oils and lotions, aloe vera gel, herbal shampoo, herbal skin treatment, toothpaste, and skin cleanser. For the years ended December 31, 2007, 2006, and 2005, personal care products accounted for approximately 2.3, 2.4, and 2.5 percent of net sales revenue for NSP United States, respectively. We do not believe these percentages would be materially different on a consolidated basis.

  Other Products

        We manufacture or contract with independent manufacturers to supply a variety of other products, including a variety of nutritional drinks, homeopathic products, and powders. For the years ended December 31, 2007, 2006, and 2005, other products accounted for approximately 3.2, 3.3, and 3.3 percent of net sales revenue for NSP United States, respectively. We do not believe these percentages would be materially different on a consolidated basis.

Distribution and Marketing

        Our independent Distributors market our products to consumers through direct-selling techniques, as well as sponsor other Distributors. We seek to motivate and provide incentives to our independent Distributors by offering high quality products and providing our Distributors with product support, training seminars, sales conventions, travel programs, and financial benefits.

        Our products sold in the United States are shipped directly from our manufacturing and warehouse facilities located in Spanish Fork, Utah, as well as from our regional warehouses located in Columbus, Ohio; Dallas, Texas; and Atlanta, Georgia. Each international business segment maintains warehouse facilities with inventory to supply its customers.

        Demand for our products is created primarily from our independent Distributors. As of September 30, 2008, we had approximately 713,200 active Distributors worldwide, which included approximately 230,100 Distributors in the United States. A person who joins our independent sales force begins as a "Distributor." An individual can become a Distributor by signing up under the sponsorship of someone who is already a Distributor. Each Distributor is required to renew his or her distributorship on a yearly basis; our experience indicates that, on average, approximately 45 percent of our Distributors renew annually. Many Distributors sell our products on a part-time basis to friends or associates, or use the products themselves. A Distributor interested in earning additional income by committing more time and effort to selling our products may earn "Manager" status. Manager status is contingent upon attaining certain purchase volume levels, recruiting additional Distributors, and demonstrating leadership abilities. As of September 30, 2008, we had approximately 26,200 Managers worldwide, including approximately 6,600 Managers in the United States. Managers resell our products to Distributors within their sales group, sell our products directly to consumers, or use the products themselves. Historically, on average, approximately 60 percent of Distributors appointed as Managers have continued to maintain that status annually.

        In the United States, we generally sell our products on a cash or credit card basis. From time to time, our United States operation extends short-term credit associated with product promotions. For certain of our international operations, we use independent distribution centers and offer credit terms that are generally consistent with industry standards within each respective country.

        We pay sales commissions ("Volume Incentives") to our Managers and Distributors based upon the amount of their sales group product purchases. Generally, a portion of these Volume Incentives are paid to the applicable Manager as a rebate for product purchases made by the Manager and the Manager's down-line Distributors. The remaining portion of these Volume Incentives is paid in the form of commissions for purchases made by the Manager's down-line Distributors. Volume Incentives are recorded as an expense in the year earned. The amounts of Volume Incentives that we paid during the years ended December 31, 2007, 2006, and 2005 are set forth in our Consolidated Financial Statements in Item 13 of this registration statement. In addition to the opportunity to receive Volume Incentives, Managers who qualify by attaining certain levels of monthly product purchases are eligible for additional incentive programs, including automobile allowances, sales convention privileges, and travel awards.

Source and Availability of Raw Materials

        Raw materials used in the manufacture of our products are generally available from a number of suppliers. To date, we have not experienced any major difficulty in obtaining adequate sources of supply. We attempt to ensure the availability of many of our raw materials by contracting, in advance, for our annual requirements. In the past, we have found alternative sources of raw materials when needed. Although there can be no assurance we will be successful in locating such sources in the future, we believe we will be able to do so.

Trademarks and Trade Names

        We have obtained trademark registrations of our basic trademark, Nature's Sunshine®, and the landscape logo for all of our Nature's Sunshine Products product lines. We have also obtained trademark registrations for Synergy® for all of our Synergy Worldwide product lines. We hold trademark registrations in the United States and in many other countries. Our customers' recognition and association of our brands and trademarks with quality is an important element of our operating strategy.

Seasonality

        Our business does not reflect significant seasonality.

Inventories

        In order to provide a high level of product availability to our independent Distributors and Managers, we maintain a considerable inventory of raw materials in the United States and of finished goods in every country in which we sell our products. Due to different regulatory requirements across the countries in which we sell our products, our finished goods inventories reflect product labels and sometimes product formulations specific for each country. Our inventories are subject to obsolescence due to finite shelf lives.

Dependence upon Customers

        We are not dependent upon a single customer or a few customers, the loss of which we believe would have a material adverse effect on our business.

Backlog

        We typically ship orders for our products within 24 hours after receipt. As a result, we have not historically experienced significant backlogs.

Competition

        Our products are sold in competition with other companies, some of which have greater sales volumes and financial resources than we do, and sell brands that are, through advertising and promotions, better known to consumers. We compete in the nutritional and personal care industry against companies that sell through retail stores, as well as against other direct selling companies. For example, we compete against manufacturers and retailers of nutritional and personal care products, which are distributed through supermarkets, drug stores, health food stores, discount stores, etc. In addition to competition with these manufacturers and retailers, we compete for product sales and independent distributors with many other direct sales companies, including Herbalife, Pharmanex (NuSkin), USANA, Shaklee, Mannatech and Amway. The principal competitors in the retail encapsulated and tableted herbal products market include Nature's Way, NOW, Rexall Sundown, and Nutraceuticals. We believe that the principal components of competition in the direct sales marketing of nutritional and personal care products are quality, price, and brand recognition. In addition, the recruitment, training, travel, and financial incentives for the independent sales force are important factors.

Research and Development

        We conduct research and development activities at our manufacturing facility located in Spanish Fork, Utah. Our principal emphasis in our research and development activities is the development of new products and the enhancement of existing products. The amount, excluding capital expenditures, spent on research and development activities was approximately $1.9 million in each of 2007 and 2006, and $1.8 million in 2005. During the three years in the period ended December 31, 2007, we did not contract for any third-party research and development.

Compliance with Environmental Laws and Regulations

        The nature of our business has not required any material capital expenditures to comply with federal, state, or local provisions enacted or adopted regulating the discharge of materials into the environment. No material expenditures to meet such provisions are anticipated. Such regulatory provisions have not had any material effect upon our results of operations or competitive position.

Regulation

        The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of each of our major product groups are subject to regulation by one or more governmental agencies. The most active of these is the Food and Drug Administration ("FDA"), which regulates our products under the Federal Food, Drug and Cosmetic Act ("FDCA") and regulations promulgated thereunder. The FDCA defines the terms "food" and "dietary supplement" and sets forth various conditions that, unless complied with, may constitute adulteration or misbranding of such products. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 (the "NLEA") and the Dietary Supplement Health and Education Act of 1994 (the "DSHEA").

        FDA regulations relating specifically to foods and dietary supplements for human use are set forth in Title 21 of the Code of Federal Regulations. These regulations include basic labeling requirements for both foods and dietary supplements. Additionally, FDA regulations require us to meet relevant good manufacturing practice regulations for the preparation, packaging and storage of our food and dietary supplements.

        Our products are also regulated by the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), the United States Department of Agriculture ("USDA"), and the Environmental Protection Agency ("EPA"). Our activities, including our multi-level distribution activities, are also regulated by various agencies of the states, localities, and foreign countries in which our products are sold.

        In foreign markets, prior to commencing operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. Prior to entering a new market in which a formal approval, license or certificate is required, we work extensively with local authorities in order to obtain the requisite approvals. We must also comply with product labeling and packaging regulations that vary from country to country. Our failure to comply with these regulations can result in a product being removed from sale in a particular market, either temporarily or permanently.

Employees

        The number of individuals we employed as of December 31, 2008 was 1,183. We believe that our relations with our employees are satisfactory.

International Operations

        A significant portion of our net sales are concentrated within the United States, which represents 41.7 percent of net sales in 2007. Outside of the United States, Japan continues to be our largest market, representing 12.4 percent of net sales during 2007. As we continue to expand internationally, our operating results will likely become more sensitive to economic and political conditions in foreign markets, as well as to foreign currency fluctuations. A breakdown of sales revenue by region in 2007, 2006 and 2005 is set forth below.

(Dollar amounts in thousands)

Year Ended December 31,	2007		2006		2005
Sales Revenue:
United States	$152,943	41.7%	$157,132	43.4%	$158,052	44.9%
Foreign
Japan	45,554	12.4	52,301	14.4	55,540	15.8
Russia	34,314	9.4	28,394	7.8	23,710	6.8
Other	133,836	36.5	124,395	34.4	114,382	32.5

Total Foreign	213,704	58.3	205,090	56.6	193,632	55.1

	$366,647	100.0%	$362,222	100.0%	$351,684	100.0%

        Our sales of nutritional and personal care products are established internationally in Japan, Mexico, Central America, Canada, Venezuela, South Korea, Dominican Republic, Ecuador, the United Kingdom, Colombia, Thailand, Peru, Singapore, Israel, Brazil, Taiwan, Malaysia, Indonesia, Philippines, Hong Kong, China, Poland, Russia, Ukraine, Latvia, Lithuania, Kazakhstan, Mongolia, Belarus, Germany, the Netherlands, Austria, and Australia. We also export our products to numerous other countries, including Argentina, Chile, New Zealand, and Norway.

        Our international operations are conducted in a manner we believe is comparable with those conducted in the United States; however, in order to conform to local variations, economic realities, market customs, consumer habits, and regulatory environments, differences often exist in the products and in the distribution and marketing programs.

        Our international operations are subject to many of the same risks faced by our United States operations, including competition and the strength of the local economy. In addition, our international operations are subject to certain risks inherent in carrying on business abroad, including foreign regulatory restrictions, fluctuations in monetary exchange rates, import-export controls and the economic and political policies of foreign governments. The significance of these risks increases as our international operations continue to expand. A significant portion of our long-lived assets are located in the United States, Mexico and Venezuela.

Item 1A.    Risk Factors

        You should carefully consider the following risks in evaluating our Company and our business. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are the risks that we currently believe are material to our business. However, additional risks not presently known to us, or risks that we currently believe are not material, may also impair our business operations. You should also refer to the other information set forth in this registration statement, including the information set forth in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our consolidated financial statements and the related notes. Our business prospects, financial condition, or results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading price of our common stock could decline.

Risk Factors Related to Delayed Financial Reporting and Revocation of the Registration of Our Common Stock under the Securities Exchange Act

The delay in reporting our financial statements and related events has had, and will continue to have, a material adverse effect on us.

        Because of the delay in completing our financial statements for the years ended December 31, 2007, 2006, and 2005, and our restatement of prior period financial statements, we were unable to timely file our required periodic reports with the SEC from March 2006 until December 2008. Prior to December 31, 2008, we had not filed any Quarterly Reports on Form 10-Q since November 2005. We did not timely file our Annual Reports on Form 10-K for the year ended December 31, 2007 or December 31, 2006 or our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008. As a result of these events, the registration of our common stock under the Securities Exchange Act was revoked on January 21, 2009. We have become subject to significant risks and occurrences relating to the following matters:

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  Illiquidity of our common stock;

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  Limitations on access to public capital markets;

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  Inability of our common stock to trade on a recognized exchange and potential inability to re-list on a recognized exchange;

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  Inability of registered broker-dealers to effect trades in our outstanding stock;

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  Impact of material weaknesses in internal controls over financial reporting;

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  Potential changes in tax liabilities; and

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  Outcome of civil litigation.

The revocation of the registration of our common stock could continue to adversely affect the liquidity of our common stock.

        On January 21, 2009, the SEC revoked the registration of Nature's Sunshine Products, Inc.'s common stock. See Securities Exchange Act of 1934 Release No. 59268 (January 21, 2009) (Admin. Proc. File No. 3-12684). Given that broker-dealers are not permitted to effect transactions in shares of our common stock until the Company files a new registration with the SEC under the Exchange Act that becomes effective, the liquidity of our common stock could continue to be adversely affected.

        Once the common stock has been registered, the liquidity will depend on the extent to which brokers apply to make a market in our stock. There can be no assurance as to if or when an active market will exist. It is our intention to apply to list the common stock on a recognized securities exchange. However, there can be no assurance that this effort will be successful or when such a listing might be effective.

We have had material weaknesses in our internal controls over financial reporting.

        As discussed in Item 9A of our Annual Report on Form 10-K/A for the period ended December 31, 2007, Controls and Procedures, our management team for financial reporting, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the design and operation of our internal controls. Management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 because of the continued existence of material weaknesses related to the control environment, application of generally accepted accounting principles ("GAAP"), accounting for income taxes, the financial reporting process, monitoring of a service provider, and information technology systems. A "material weakness" is defined under SEC rules as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls.

        The Company has taken, or anticipates taking, various steps to remediate these material weaknesses. For example, with respect to the application of GAAP, we have implemented procedures to address revenue recognition issues; with respect to accounting for income taxes, we have hired a new Tax Director and Tax Accountant and have utilized various outsourced service providers for tax consulting services to assist in our accounting for income taxes. Although we have made and are continuing to make improvements in our internal controls, if we are unsuccessful in our focused effort to permanently and effectively remediate the weaknesses in our internal controls over financial reporting over time, it may adversely impact our ability to report our financial condition and results of operations in the future accurately and in a timely manner, and may potentially adversely impact our reputation with stakeholders.

We are subject to ongoing investigations by the SEC and the United States Department of Justice.

        In March 2006, we voluntarily disclosed to the SEC certain information related to the independent investigation by the Company's Audit Committee. Since that time, the SEC has subpoenaed certain documents and voluntarily requested other information in connection with its subsequent investigation related to these events, which the Company has provided. We are cooperating fully with this investigation. We cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on our financial statements.

        In March 2006, the Company voluntarily disclosed to the United States Department of Justice ("DOJ") certain information related to the independent investigation by the Company's Audit Committee. Since that time, the DOJ has requested that the Company voluntarily provide documents and other information in connection with its subsequent investigation related to these events. The Company is cooperating fully with this investigation. The Company cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on our financial statements.

Taxing authorities may determine that we owe additional taxes from previous years.

        As a result of the restatement and delay in our financial reporting, we will likely have to amend previously filed tax returns and reports. Where legal, regulatory or administrative rules require or allow us to amend our previous tax filings, we intend to comply with our obligations under applicable law. To the extent that tax authorities do not accept our conclusions about the tax effects of the restatement, liabilities for taxes could differ from those which have been recorded in our consolidated financial statements. If it is determined that we have additional tax liabilities, there could be an adverse effect on our financial condition, results of operations and cash flows.

        In early 2006, the Internal Revenue Service began an audit of the Company's income tax returns. This audit is ongoing and covers income tax returns for the years 2003 through 2005. We cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of these matters may have on our financial statements.

Litigation arising in connection with our internal investigation and the restatement of our financial statements could adversely affect our financial condition or operations.

        As of December 31, 2008, we had one securities class action lawsuit pending against us, former members of our Board of Directors and present and former members of management that relate to the internal investigation and the restatement of our financial statements. The lawsuit and other legal matters in which we have become involved following the announcement of the restatement are described in Item 8, "Legal Proceedings." The securities class action lawsuit is currently in the early stages of discovery. The court granted in part the plaintiffs' motion to certify the class on September 25, 2008. The trial is not scheduled to commence until April 19, 2010. We are not able to predict the outcome of the litigation; however, if we are unsuccessful in our efforts to defend against the allegations raised in the litigation, our business and financial condition would likely be negatively impacted. Among other consequences of a negative outcome of the litigation, we could become obligated to pay damages in an amount that would adversely affect our financial condition or our operations.

        The Company has also received a demand from a shareholder seeking to require the Company to take action against current and former officers and directors of the Company to recover all damages sustained by the Company as a result of their alleged misconduct, and threatening to commence a derivative action if the Company fails to act. The Company is vigorously defending against these allegations, but there can be no assurances that these defenses will be successful.

        In addition to the possibility that we could become subject to damages resulting from the matter described above, the current lawsuit and other legal matters could have a disruptive effect upon the operation of our business and consume the time and attention of our senior management. In addition, we are likely to incur substantial expenses in connection with such matters, including substantial fees for attorneys.

        We maintain insurance that may provide coverage for the potential consequences of a negative outcome of the litigation described above. We have given notice to our insurers of the claims. The insurers have responded by requesting additional information and by reserving their rights under the policies, including the rights to deny coverage under various policy exclusions or to rescind the policies in question as a result of our restatement of our financial statements. There can be no assurance that the insurers will not seek to deny coverage or rescind the policies; that some or all of the claims will not be covered by such policies; or that, even if covered, our ultimate liability will exceed the available insurance. Moreover, there can be no assurance as to our ability to obtain insurance coverage in the future, or as to the cost of such insurance.

The matters relating to the internal investigation by our Audit Committee and the restatement of our consolidated financial statements have required us to incur substantial expenses.

        Our Audit Committee conducted an internal investigation, which initially focused on certain of our foreign operations, but subsequently expanded to include other matters related to our financial statements and financial reporting. The internal investigation and related activities have required us to incur substantial expenses for legal, accounting, tax and other professional services, and has diverted management's attention from our business. If the Company incurs substantial expenses related to the internal investigation in the future, it could have an adverse effect on our cash flows.

Risk Factors Related to Our Business

Changes in laws and regulations regarding network marketing may prohibit or restrict our ability to sell our products in some markets.

        Network marketing systems are frequently subject to laws and regulations by various government agencies throughout the world. These laws and regulations are generally intended to prevent fraudulent or deceptive practices and ensure that sales are made to consumers of the products and that compensation, recognition, and advancement within the marketing organization are based upon sales of the product. Failure to comply with these laws and regulations could result in significant penalties. Violations could result from misconduct by an associate, ambiguity in statutes, changes or new laws and regulations affecting our business, and court related decisions. Furthermore, we may be restricted or prohibited from using network marketing plans in some foreign countries.

Our products and manufacturing activities are subject to extensive government regulations and could be subject to additional laws and regulations.

        The formulation, manufacturing, packaging, labeling, advertising, distribution and sales of each of our major product groups are subject to regulation by numerous domestic and foreign governmental agencies and authorities. These include the FDA, the FTC, the CPSC, the USDA, and other state regulatory agencies as well as regulatory agencies in the foreign markets in which we operate. The markets in which we operate have varied regulations which often require us to reformulate products for specific markets, conform product labeling to market regulations, and register or qualify products or obtain necessary approvals with the applicable governmental authorities in order to market our products in these markets. Failure to comply with the regulatory requirements of these various governmental agencies and authorities could result in enforcement actions including: cease and desist orders, injunctions, limits on advertising, consumer redress, divestitures of assets, rescission of contracts, or such other relief as may be deemed necessary. Violation of these orders could result in substantial financial or other penalties. Any action against us could materially affect our ability to successfully market our products.

        In the future, we may be subject to additional laws or regulations administered by the FDA or other federal, state, local, or foreign regulatory authorities, the repeal or amendment of laws or regulations which we consider favorable and/or more stringent interpretations of current laws or regulations. We can neither predict the nature of such future laws, regulations, interpretations, or applications, nor what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business. They could, however, require reformulation of certain products to meet new standards, recall or discontinuance of certain products not able to be reformulated, imposition of additional record-keeping requirements, expanded documentation of the properties of certain products, expanded or altered labeling and/or scientific substantiation. Any or all such requirements could have a material negative impact on our financial position, results of operations, and liquidity.

If we are unable to attract and retain independent Distributors, our business could suffer.

        We rely on our independent Distributors to market and sell our products through direct marketing techniques, as well as sponsoring other Distributors. Many Distributors sell our product on a part-time basis to friends or associates or use the products for themselves. Our Distributors may terminate their service at any time, and, like most direct selling companies, we experience high turnover among

Distributors from year to year. As a result, we need to continue to retain existing Distributors and recruit additional Distributors in order to maintain and/or increase sales in the future.

        Several factors affect our ability to attract and retain independent Distributors, including:

  •
  any adverse publicity regarding us, our products, our distribution channels or our competitors;

  •
  on-going motivation of our independent Distributors;

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  public's perceptions about the value and efficacy of our products;

  •
  public's perceptions and acceptance of network-marketing;

  •
  general and economic business conditions;

  •
  changes to our compensation arrangements with our independent Distributors; and

  •
  competition in recruiting and retaining independent Distributors and or market saturation.

        We cannot provide any assurance that our independent Distributors will continue to maintain their current levels of productivity or that we will be able to continue to attract and retain Distributors in sufficient numbers to sustain future growth or to maintain present growth levels.

An economic slowdown in the markets in which we do business could reduce consumer demand for our products.

        Consumer spending habits, including spending for our products, are affected by, among other things, prevailing economic conditions, levels of employment, fuel prices, salaries and wages, the availability of consumer credit, consumer confidence and consumer perception of economic conditions. The current general economic slowdown in the markets in which we do business and an uncertain economic outlook may adversely affect consumer spending habits and customer traffic, which may result in lower net sales of our products. A prolonged global economic downturn could have a material negative impact on our financial position, results of operation, and liquidity.

Currency exchange rate fluctuations could lower our revenue and net income.

        In 2007, we recognized approximately 58.3 percent of our revenue in markets outside the United States in each market's respective local currency. We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenues and expenses in foreign countries from their local currencies into U.S. dollars using weighted-average exchange rates. Because a significant portion of our sales is in foreign countries, exchange rate fluctuations may have a significant effect on our sales and earnings. Our reported net earnings may be significantly affected by fluctuations in currency exchange rates, with earnings generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. These fluctuations had a generally positive effect on our revenue in 2008 as compared to 2007. However, if exchange rates were to change in future periods relative to those experienced in 2008, it could have a disproportionate impact on our revenue in these future periods. As operations expand in countries where foreign currency transactions may be made, our operating results will increasingly be subject to the risks of exchange rate fluctuations and we may not be able to accurately estimate the impact that these changes may have on our future results of operations or financial condition.

Availability and integrity of raw materials could become compromised.

        We depend on outside suppliers for raw materials. We acquire all of our raw materials for the manufacture of our products from third-party suppliers. We have some agreements for the supply of materials used in the manufacture of our products. We also contract with third-party manufacturers and suppliers for the production of some of our products. In the event we were to lose any significant suppliers and experience any difficulties in finding or transitioning to alternative suppliers, it could result in product shortages or product back orders, which could harm our business. There can be no assurance that suppliers will be able to provide us the raw materials in the quantities we request or at a price we are willing to pay. We are also subject to the delays caused by any interruption in the production of these materials including weather, crop conditions, transportation interruptions, and natural disasters or other catastrophic events.

        Occasionally, our suppliers have experienced production difficulties with respect to our products, including the delivery of materials or products that do not meet our quality control standards. These quality problems have in the past resulted in, and in the future could result in, stock outages or shortages of our products, and could harm our sales and create inventory write-offs for unusable product.

Geopolitical issues and conflicts could adversely affect our business.

        Because a substantial portion of our business is conducted outside of the United States, our business is subject to global political issues and conflicts. If these conflicts or issues escalate, it could harm our foreign operations. In addition, changes and actions by governments in foreign markets could harm our business.

Our business is subject to the effects of adverse publicity and negative public perception.

        Our ability to attract and retain Distributors, as well as their ability to maintain or grow sales in the future, can be affected by either adverse publicity or negative public perception in regards to our industry, our competition, our direct marketing model, the quality or efficacy of nutritional product supplements and ingredients, and our business generally. There can be no assurance we will not be subject to adverse publicity or negative public perception in the future or that it would not have an adverse or material negative impact on our financial position, results of operations, and liquidity.

Taxation and transfer pricing affect our operations.

        As a U.S. company doing business in many international markets, we are subject to foreign tax and intercompany pricing laws, including those relating to the flow of funds between our Company and our subsidiaries. These pricing laws are designed to ensure that appropriate levels of income and deductions are reported by our U.S. and foreign entities and that they are taxed appropriately. Regulators in the United States and in foreign markets closely monitor our corporate structures, intercompany transactions, and how we effectuate intercompany fund transfers. If regulators challenge our corporate structures, transfer pricing methodologies or intercompany transfers, our operations may be harmed, and our effective tax rate may increase. We are eligible to receive foreign tax credits in the United States for certain foreign taxes actually paid abroad. In the event any audits or assessments are concluded adversely to us, we may not be able to offset the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. Because the laws and regulations governing U.S. foreign tax credits are complex and subject to periodic legislative amendment, we cannot be sure that we would in fact be able to take advantage of any foreign tax credits in the future. The various customs, exchange control and transfer pricing laws are continually changing and are subject to the interpretation of governmental agencies.

        We collect and remit sales tax in states in which we have determined that nexus exists, which results in the collection of sales tax. Other states may, from time to time, claim we have state related activities constituting a sufficient nexus to require such collection. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales.

        Despite our best efforts to be aware of and comply with such laws and changes to the interpretations thereof, there is a risk that we may not continue to operate in compliance with such laws. We may need to adjust our operating procedures in response to these changes, and such changes could have a material negative impact on our financial position, results of operation, and liquidity.

Our business is subject to intellectual property risks.

        Most of our products are not protected by patents. Restrictive regulations governing the precise labeling of ingredients and percentages for nutritional supplements, the large number of manufacturers, who produce products with many active ingredients in common, and the rapid change and frequent reformulation of products make patent protection impractical. As a result, we enter into confidentiality agreements with certain of our employees in our research and development activities, our independent associates, suppliers, directors, officers, and consultants to help protect our intellectual property, investment in research and development activities and trade secrets. We have also obtained trademarks for the Nature's Sunshine Products name and logo as well as the Synergy Worldwide name. There can be no assurance that our efforts to protect our intellectual property and trademarks will be successful. Nor can there be any assurance that third parties will not assert claims against us for infringement of intellectual property rights, which could result in our business being required to obtain licenses for such rights, payment of royalties, or the termination of our manufacturing of infringing products, all of which could have a material negative impact on our financial position, results of operations, and liquidity.

Product liability claims could harm our business.

        As a manufacturer and distributor of products that are ingested, we face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in injury to consumers due to tampering by unauthorized third parties or product contamination. We have historically had a very limited number of product claims or reports from individuals who have asserted that they have suffered adverse consequences as a result of using our products. These matters have historically been settled to our satisfaction and have not resulted in material payments. We have established a wholly owned captive insurance company to provide us with product liability insurance coverage and have accrued an amount that we believe is sufficient to cover probable and reasonable estimable liabilities related to product liability claims based upon our history. There can be no assurance that these estimates will prove to be sufficient nor can there be any assurance that the ultimate outcome of any litigation for product liability will not have a material negative impact on our business prospects, financial position, results of operations, and liquidity.

Inventory obsolescence due to finite shelf lives could adversely affect our business.

        In order to provide a high level of product availability to our independent Distributors and Managers, we maintain a considerable inventory of raw materials in the United States and of finished goods in every country in which we sell our products. Our inventories of both raw materials and finished goods have finite shelf lives. If we overestimate the demand for our products, we could experience significant write-downs on our inventory due to obsolescence. Such write-downs could have a material negative impact on our financial position, results of operations, and liquidity.

System failures could harm our business.

        Like many companies, our business is highly dependent upon our information technology infrastructure to effectively and efficiently manage our operations, including order entry, customer billing, accurately tracking purchases and volume incentives, and managing accounting, finance, and manufacturing operations. The occurrences of natural disasters or other unanticipated problems could result in interruptions in our day-to-day business that could adversely affect our business. We have a disaster recovery plan in place to mitigate the risk. Nevertheless, there can be no assurance that a long-term failure or impairment of any of our information systems would not adversely affect our ability to conduct our day-to-day business.

The Company could incur obligations relating to the activities of our Distributors.

        We sell our products worldwide to a sales force of independent Distributors who use the products themselves or resell them to other Distributors or consumers. In the event that local laws and regulations or the interpretation of locals laws and regulations change and require us to treat our independent Distributors as employees, or if our Distributors are deemed by local regulatory authorities in one or more of the jurisdictions in which we operate to be our employees rather than independent contractors, under existing laws and interpretations, we may be held responsible for a variety of obligations that are imposed upon employers relating to their employees, including employment related taxes and penalties. Our Distributors also operate in jurisdictions, where local legislation and governmental agencies require us to collect and remit taxes such as sales tax or value added taxes. In addition, there is the possibility that some jurisdictions could seek to hold the Company responsible for false product claims or the negligent actions of an independent Distributor. If the Company were found to be responsible for any of these issues related to our Distributors, it could have a material negative impact on our financial position, results of operations, and liquidity.

Changes in key management.

        We believe our success depends in part on our ability to retain our executive officers, and to continue to attract additional qualified individuals to our team. We cannot guarantee the continued service by our key officers. The loss or limitation of any of our executive officers or the inability to attract additional qualified management personnel could have a material negative impact on our financial position, results of operations, and liquidity.

Our business is involved in a market with intense competition.

        Our business operates in a market with numerous manufacturers, distributors, and retailers of nutritional products. The market for our products is intensely competitive. Many of our competitors are significantly larger, have greater financial resources, and better name recognition than we do. We also rely on our independent Distributors to market and sell our products through direct marketing techniques, as well as sponsoring other Distributors. Our ability to compete with other direct marketing companies depends greatly on our ability in attracting and retaining our Distributors. In addition, we currently do not have significant patent or other proprietary protection, and our competitors may introduce products with the same or similar ingredients that we use in our products. As a result, we may have difficulty differentiating our products from our competitors' products, and competing products entering the nutritional market. There can be no assurance that our future operations would not be harmed as a result of changing market conditions and future competition.

Item 2.    Financial Information

A.    Selected Financial Data

        The following table presents our selected consolidated historical financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004, and as of December 31, 2003 and as of and for the nine months ended September 30, 2008 and 2007. The selected financial data as of and for the years ended December 31, 2007, 2006 and for the year ended December 31, 2005 is derived from our audited financial statements, which appear elsewhere in this registration statement. The selected financial data as of December 31, 2005, as of and for the year ended December 31, 2004 and as of December 31, 2003 is derived from audited financial statements that are not included in this document. The selected financial data of as of and for the nine months ended September 30, 2008 and 2007 is unaudited, but includes, in the opinion of our management, all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of such data. We exerted considerable effort and incurred significant expenses to complete the restatement of our consolidated financial statements for 2004. In light of these expenses, we determined that extensive additional efforts and expense would be required to restate 2003. In particular, turnover of relevant personnel and limitations of systems and data all limit our ability to reconstruct additional financial information for 2003. We determined that 2003 results of operations are not material to an understanding of the Company and its current financial position. Previously published information for 2003 should not be relied upon.

(Dollar and share amounts in thousands, except for per share information)

Income Statement Data

	Net Sales Revenue	Cost of Goods Sold	Volume Incentives	Selling, General and Administrative	Operating Income	Income Before Income Taxes	Net (Loss) Income
For the nine-month period ended September 30,
2008	$291,105	$53,159	$113,716	$117,882	$6,348	$5,853	$(1,310)
2007	272,427	52,784	107,540	110,684	1,419	2,954	(5,998)
For the year ended December 31,
2007	366,647	70,996	143,884	148,706	3,061	4,465	(8,237)
2006	362,222	68,745	145,827	139,645	8,005	8,629	(3,565)
2005	351,684	67,593	144,125	128,381	11,585	11,423	3,504
2004	325,324	61,263	129,752	115,299	19,010	20,702	11,772

Balance Sheet Data

	Working Capital	Current Ratio	Inventories	Property, Plant and Equipment, Net	Total Assets	Long-term Obligations	Shareholders' Equity
As of September 30,
2008	$26,022	1.32%	$38,571	$30,526	$167,136	$27,923	$56,827
As of December 31,
2007	32,017	1.42	35,249	28,282	165,338	27,986	60,392
2006	23,968	1.31	38,639	30,581	148,347	2,190	68,186
2005	27,928	1.40	34,988	34,075	147,286	2,284	75,407
2004	34,181	1.53	35,444	35,869	143,981	3,491	75,854
2003	35,566	1.72	25,062	33,358	123,507	3,586	67,970

Common Share Summary

	Cash Dividend Per Share	Basic Net (Loss) Income Per Share	Diluted Net (Loss) Income Per Share	Basic Weighted Average Shares	Diluted Weighted Average Shares
For the nine months ended September 30,
2008	$0.15	$(0.08)	$(0.08)	15,510	15,510
2007	0.15	(0.39)	(0.39)	15,495	15,495
For the year ended December 31,
2007	0.20	(0.53)	(0.53)	15,495	15,495
2006	0.20	(0.23)	(0.23)	15,344	15,344
2005	0.20	0.23	0.23	15,211	15,515
2004	0.20	0.79	0.76	14,917	15,478

        Other relevant non-financial data is presented below:

Other Information

	Number of Independent Managers	Square Footage of Property in Use	Number of Company Employees
As of September 30,
2008	26,222	727,112	1,195
As of December 31,
2007	24,115	706,519	1,170
2006	24,292	852,235	1,181
2005	21,309	816,296	1,100
2004	18,374	921,677	1,069
2003	15,151	806,343	1,037

B.    Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion highlights the principal factors that have affected our financial condition, results of operations, liquidity and capital resources for the periods described. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes in Item 13 of this registration statement. This discussion contains forward-looking statements. Please see "Special Note Regarding Forward-Looking Statements" for the risks, uncertainties and assumptions associated with these forward-looking statements.

Overview

Our Business, Industry and Target Market

        Nature's Sunshine Products, Inc. and its subsidiaries are primarily engaged in the manufacturing and marketing of herbal products, vitamin and mineral supplements, personal care, and miscellaneous products. Nature's Sunshine Products, Inc. is a Utah corporation with its principal place of business in Provo, Utah. We sell our products to a sales force of independent Distributors and Managers who use the products themselves or resell them to other Distributors or consumers. The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of each of our major product groups are subject to regulation by one or more governmental agencies.

        We market our products in the United States, Mexico, Central America, Canada, Venezuela, the Dominican Republic, Japan, Ecuador, the United Kingdom, Columbia, Peru, Israel, Russia, Ukraine, Latvia, Lithuania, Kazakhstan, Mongolia, Belarus, China, Poland, and Brazil. We also export our products to several other countries, including Argentina, Australia, Chile, New Zealand, and Norway.

        We also sell our products through a separate division and operating business segment, Synergy Worldwide, which was acquired in 2000. Synergy Worldwide offers products with formulations different from those of the Nature's Sunshine Products offerings. In addition, Synergy Worldwide's marketing and Distributor compensation plans are sufficiently different from those of Nature's Sunshine Products to warrant accounting for these operations as a separate business segment. Synergy Worldwide sells products in Japan, the United States, South Korea, Singapore, Thailand, Taiwan, Malaysia, Hong Kong, the Philippines, Indonesia, the United Kingdom, Germany, Austria, the Netherlands, and Australia.

        In 2007, we experienced healthy net sales revenue growth overseas in our NSP International business segment of approximately 15 percent, while our domestic business segment sales remained flat and our Synergy Worldwide business segment experienced a decline in net sales revenue of approximately 18 percent due primarily to the loss of several key distributor networks. Over the same period, our cost of goods sold remained constant as a percentage of net sales revenue, but our selling, general and administrative expenses increased somewhat primarily as a result of costs associated with increases in audit fees, the implementation of new internal control procedures, and an increase in our reserve for foreign tax contingencies, resulting in a decrease in operating net income for 2007. On our consolidated balance sheet, we maintained a fairly consistent profile from 2006 to 2007, with the exception of a liability related to unrecognized tax positions of $25.9 million in accordance with FASB Financial Interpretation ("FIN") 48, "Accounting for Uncertainly in Income Taxes," and a corresponding decrease in accrued liabilities of $15.8 million and an increase in other assets of $10.1 million.

        As of September 30, 2008, we have not identified any significant impacts as a result of changes in the economic conditions in the United States and other markets in which our subsidiaries operate. However, the current general economic slowdown in the markets in which we do business and an uncertain economic outlook may adversely affect consumer spending habits and customer traffic, which may result in lower net sales of our product. A prolonged global economic downturn could have a material negative impact on our financial position, results of operations and cash flows.

Critical Accounting Policies and Estimates

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and form the basis for the following discussion and analysis on critical accounting policies and estimates. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and those differences could have a material effect on our financial position and results of operations. Management has discussed the development, selection and disclosure of these estimates with the Board of Directors and its Audit Committee.

        A summary of our significant accounting policies is provided in Note 1 of the Notes to Consolidated Financial Statements in Item 13 of this registration statement. We believe the critical accounting policies and estimates described below reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements. The impact and any associated risks on our business that are related to these policies are also discussed throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect reported and expected financial results.

Revenue Recognition

        Net sales revenue and related volume incentive expenses are recorded when persuasive evidence of an arrangement exists, collectability is reasonably assured, the amount is fixed and determinable, and title and risk of loss have passed, generally when the merchandise has been delivered. Amounts received for undelivered merchandise are recorded as deferred revenue. Sales revenue is recorded net of the rebate portion of volume incentives. From time to time, the Company's United States operation extends short-term credit associated with product promotions. In addition for certain of the Company's international operations, the Company offers credit terms consistent with industry standards within the country of operation. Payments to Distributors and Managers for sales incentives or rebates are recorded as a reduction of revenue. Membership fees are recorded as revenue over the life of the membership, primarily one year. Prepaid event registration fees are deferred and recognized as revenues when the related event is held.

Investments

        The Company's available-for-sale investment portfolio are recorded at fair value and consist of various fixed income securities such as U.S government and state and municipal bonds, mutual funds, and equity securities. These investments are valued using a) quoted prices for identical assets in active markets or b) from significant inputs that are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset. The Company's trading portfolio is recorded at fair value and consists of various mutual funds that are using quoted prices in active markets.

        The Company's restricted investments include auction rate preferred investments that have failed at auction during the first quarter of 2008 and are recorded at fair value. The ARS consist primarily of AAA securities. In determining the fair value of the Company's restricted investments at September 30, 2008, the Company has taken into consideration fair values determined by the financial institutions, current credit rating of the underlying securities, insurance provisions, discounted cash flow analysis, as deemed appropriate, and its current liquidity position. In January 2009, the Company redeemed these securities at par.

        If any of our investments experience a decline in fair value that is determined to be other-than-temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statements of Operations. Management judgment is involved in evaluating whether a decline in an investment's fair value is other-than-temporary. We analyze relevant factors individually and in combination including the length of time and extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer, and our intent and ability to hold the investment for a sufficient time in order to enable recovery of our cost. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known or when we do not anticipate holding the investment until recovery and record any resulting impairment charges at that time. As of September 30, 2008, our investments did not have significant gross unrealized losses.

Inventories

        Inventories are stated at the lower-of-cost-or-market, using the first-in, first-out method. The components of inventory cost include raw materials, labor, and overhead. To estimate any necessary lower-of-cost-or-market adjustments, various assumptions are made in regard to excess or slow-moving inventories, non-conforming inventories, expiration dates, current and future product demand, production planning, and market conditions.

Self-insurance Liabilities

        As a manufacturer and distributor of products that are ingested, we face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in injury to consumers due to tampering by unauthorized third parties or product contamination. We have historically had a very limited number of product claims or reports from individuals who have asserted that they have suffered adverse consequences as a result of using our products. These matters have historically been settled to our satisfaction and have not resulted in material payments. We have established a wholly owned captive insurance company to provide us with product liability insurance coverage and have accrued an amount that we believe is sufficient to cover probable and reasonable estimable liabilities related to product liability claims based upon our history. However, there can be no assurance that these estimates will prove to be sufficient nor can there be any assurance that the ultimate outcome of any litigation for product liability will not have a material negative impact on our business prospects, financial position, results of operations, or liquidity.

        We self-insure for certain employee medical benefits. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. The liabilities include amounts for actual claims and claims incurred but not reported. Actual experience, including claim frequency and severity as well as health care inflation, could result in actual liabilities being more or less than the amounts currently recorded.

Incentive Trip Accrual

        We accrue for expenses for incentive trips associated with our direct sales marketing program, which rewards independent Distributors and Managers with paid attendance at our conventions and meetings. Expenses associated with incentive trips are accrued over qualification periods as they are earned. We specifically analyze incentive trip accruals based on historical and current sales trends as well as contractual obligations when evaluating the adequacy of the incentive trip accrual. Actual results could result in liabilities being more or less than the amounts recorded. We have accrued convention and meeting costs of approximately $5.5 million and $3.8 million at December 31, 2007 and 2006, respectively.

Impairment of Long-Lived Assets

        The Company reviews its long-lived assets, such as property, plant and equipment and intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses an estimate of future undiscounted net cash flows of the related assets or groups of assets over their remaining lives in measuring whether the assets are recoverable. An impairment loss is calculated by determining the difference between the carrying values and the fair values of these assets. As of December 31, 2007, the Company did not consider any of its long-lived assets to be impaired.

Contingencies

        We are involved in certain legal proceedings. When a loss is considered probable in connection with litigation or income tax and non-income tax contingencies and when a loss can be reasonably estimated with a range, we record our best estimate within the range related to the contingency. If there is no best estimate, we record the minimum of the range. As additional information becomes available, we assess the potential liability related to the contingency and revise the estimates. Revision in estimates of the potential liabilities could materially impact our results of operations in the period of adjustment.

Income Taxes

        Our income tax expense, deferred tax assets and liabilities and contingent reserves reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

        Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we develop assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

        As of December 31, 2007, we have foreign income tax net operating loss carryforwards of $7.7 million that will expire at various dates from 2008 through 2012. The Company has approximately $3.3 million of foreign tax credits, which begin to expire at various times starting in 2012.

        We believe that it is more likely than not that the benefit from certain deferred tax assets, including foreign net operating loss carryforwards and foreign tax credits, will not be realized. In recognition of this risk, we have provided a valuation allowance of $11.3 million for certain deferred tax assets at December 31, 2007, including foreign net operating loss carryforwards and foreign tax credits. If our assumptions change and we determine we will be able to realize these deferred tax assets, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2007 will be accounted for as a reduction of income tax expense.

        Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows or financial position. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

        In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

        Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on our consolidated financial statements.

Results of Operations

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007

        The following table summarizes our unaudited consolidated operating results in dollars and as a percentage of net sales for the nine months ended September 30, 2008 and 2007.

(Dollar amounts in thousands)

	2008		2007		Change from 2008 to 2007
	Total dollars	% of net sales	Total dollars	% of net sales	Dollar	Percentage
Net sales revenue	$291,105	100.0%	$272,427	100.0%	$18,678	6.9%
Cost of goods sold	53,159	18.2	52,784	19.4	375	0.7
Volume incentives	113,716	39.1	107,540	39.5	6,176	5.7
SG&A expenses	117,882	40.5	110,684	40.6	7,198	6.5

Total operating expenses	284,757	97.8	271,008	99.5	13,749	5.1
Operating income	6,348	2.2	1,419	0.5	4,929	347.4
Other (expense) income, net	(495)	(0.2)	1,535	0.6	(2,030)	(132.2)

Income before provision for income taxes	5,853	2.0	2,954	1.1	2,899	98.1
Provision for income taxes	7,163	2.5	8,952	3.3	(1,789)	(20.0)

Net loss	$(1,310)	(0.5)	$(5,998)	(2.2)	$4,688	78.2%

Net Sales Revenue

        Net sales revenue for the nine months ended September 30, 2008 was $291.1 million compared to $272.4 million for the same period in the prior year, an increase of approximately 6.9 percent. The increase in net sales revenue for the nine months ended September 30, 2008 reflects higher net sales revenue in the Company's international business segment.

        For the nine months ended September 30, 2008, United States net sales revenue totaled $115.4 million, a 2.8 percent increase over the same period in the prior year. This growth was partially due to a decrease in rebates provided to distributors after the purchase of some of our products which are reflected as a reduction in net sales revenue, and modest growth in our overall sales volumes for the quarter.

        For the nine months ended September 30, 2008, international net sales revenue totaled $132.8 million, a 22.9 percent increase over the same period of the prior year. Third quarter performances were particularly strong in the Russia, Ukraine, Canada and Europe. The increase in net sales revenue reflects the continued increase in Distributors and Managers in the Company's international operations as well as the foreign currency exchange rate fluctuations which positively impacted revenues for the nine month period by $3.7 million or 3.4 percent compared to the prior year period.

        For the nine months ended September 30, 2008, Synergy Worldwide net sales revenue totaled $43.0 million, compared to $52.2 million, a 17.6 percent decrease over the prior year due to the loss of key distributor networks as a result of increased competition in the United States and Japanese markets. We do not expect future declines in the United States and Japanese markets as a result of the loss of these key distributor networks. This decrease is partially offset by foreign currency exchange rate fluctuations that contributed $2.5 million for the nine months ended September 30, 2008 compared to the prior year period.

        We distribute our products to customers through an independent sales force comprised of Distributors and Managers. Active Managers totaled approximately 26,200 and 27,300 at September 30, 2008 and 2007, respectively. Active Distributors totaled approximately 713,200 and 701,500, at September 30, 2008 and 2007, respectively.

        Further information related to the NSP United States, NSP International, and the Synergy Worldwide business segments is set forth in Note 6 to the Unaudited Consolidated Financial Statements in Item 13 of this registration statement.

Cost of Goods Sold

        For the nine months ended September 30, 2008, cost of goods sold, as a percent of net sales revenue, decreased to 18.2 percent compared to 19.4 percent for the same period in the prior year as a result of decreased importation costs in some of our foreign markets.

Volume Incentives

        Volume incentives are a significant part of our direct sales marketing program and represent commission payments made to our independent Distributors and Managers. These payments are designed to provide incentives for reaching higher sales levels and for recruiting additional Distributors. Volume incentives vary slightly, on a percentage basis, by product due to our pricing policies and commission plans in place in our international operations. Volume incentives as a percent of net sales revenue decreased from 39.5 percent to 39.1 percent for the nine months ended September 30, 2008 and 2007. The decrease is partially due to changes in the volume incentive programs for some products sold within the United States and determining the qualifying incentive.

Selling, General and Administrative

        Selling, general and administrative expenses as a percent of net sales revenue for the nine months ended September 30, 2008 decreased to 40.5 percent compared to 40.6 percent for the same period in the prior year. Selling, general and administrative expenses increased $7.2 million, or 6.5 percent for the nine months ended September 30, 2008, compared to the same period of the prior year. The increase in expenses for the nine months ended September 30, 2008, is primarily as a result of increased spending in our Russian and Eastern European markets for infrastructure to support our continued growth of approximately $6.2 million and cost for entering new markets in China and Europe of approximately $1.7 million. Foreign currency fluctuations negatively impacted general and administrative expenses by approximately $2.3 million compared to the nine month period in the prior year. These costs were offset by decreases of approximately $2.8 million in our Synergy Worldwide operations as a result of cost cutting initiatives to help bring operating costs more in line with the division's reduced net sales revenue. These initiatives include reducing the segment's consulting, professional fees, travel, personnel, office and warehouse rent expense through termination or renegotiation of leases as they become due, as well as other selling expenses. We continue to evaluate and reduce costs for Synergy Worldwide.

Operating Income

        Operating income increased $4.9 million for the nine months ended September 30, 2008 compared to same period in the prior year, from $1.4 million to $6.3 million. Operating income for our NSP United States segment increased $6.6 million to $1.5 million compared to a loss of $5.1 million for the same period in the prior year. This increase is due to a decrease in volume incentives as a result of changes in our volume incentive programs for some older products, a reduction in professional fees related to becoming current in our filings, and a decrease in costs for non income tax related contingencies. This was offset by a decrease in operating income of $2.2 million for NSP International primarily due to increased costs in our Russian and Eastern European markets. The operating loss in our Synergy Worldwide segment decreased from $5.0 million to $4.4 million for the nine months ended September 30, 2008 compared to the same period in the prior year. This reduction was primarily due to cost cutting efforts to help bring Synergy Worldwide's operating costs in line with the current reduced revenue stream.

Other (Expense) Income, Net

        Other (expense) income, net for the nine months ended September 30, 2008, decreased $2.0 million or 132.2 percent compared to the same period of the prior year primarily due to foreign exchange losses in certain markets.

Provision for Income Tax

        Interim income taxes are based on an estimated annualized effective tax rate applied to the respective quarterly periods, adjusted for discrete tax items in the period in which they occur. For the nine months ended September 30, 2008, the Company's provision for income taxes, as a percentage of income before income taxes, is 122 percent and 303 percent, respectively, compared with a U.S. federal statutory rate of 35 percent. For the nine months ended September 30, 2008 and the nine months ended September 30, 2007, the differences between the effective rate and the federal statutory rate are primarily attributed to increases in tax liabilities associated with uncertain tax positions and increases in foreign valuation allowances primarily related to foreign subsidiary net losses for which no tax benefit is currently being recognized.

        The decrease in the Company's effective tax rate for the nine months ended September 30, 2008 compared to the corresponding period in 2007 is primarily related to a increase in the pretax income balance in 2008 where similar tax expense items, including uncertain tax positions and valuation allowances, have a smaller impact on the effective rate.

        As of September 30, 2008, the Company had accrued $16.0 million (net of $10.1 million of other assets related to competent authority and royalty benefits) related to unrecognized tax positions compared with $15.8 million (net of $10.1 million of other assets related to competent authority and royalty benefits) as of December 31, 2007. This net increase is primarily attributed to additional liabilities recorded related to commission payment withholdings in foreign jurisdictions and transfer pricing.

        Although the Company believes its estimates are reasonable, the Company can make no assurance that the final tax outcome of these matters will not be different from that which it has reflected in its historical income tax provisions and accruals. Such difference could have a material impact on the Company's income tax provision and operating results in the period in which the Company makes such determination.

Consolidated operating results as a percentage of net sales revenue for the fiscal years ended December 31, 2007, December 31, 2006, and December 31, 2005.

        The following table summarizes our consolidated operating results as a percentage of net sales revenue for the periods indicated:

	Year Ended December 31,
	2007	2006	2005
Net sales revenue	100.0%	100.0%	100.0%
Costs and Expenses:
Cost of goods sold	19.4	19.0	19.2
Volume incentives	39.2	40.3	41.0
Selling, general and administrative	40.6	38.5	36.5

	99.2	97.8	96.7

Operating Income	0.8	2.2	3.3

Other Income (Expense):
Interest and other income, net	0.4	0.4	0.2
Interest expense	—	(0.2)	(0.2)
Foreign exchange (losses) gains, net	—	—	(0.1)

	0.4	0.2	(0.1)

Income Before Provision for Income Taxes	1.2	2.4	3.2
Provision for Income Taxes	3.5	3.4	2.2

Net (Loss) Income	(2.3)%	(1.0)%	1.0%

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006

Net Sales Revenue

        Consolidated net sales revenue for the year ended December 31, 2007 was $366.6 million compared to $362.2 million in 2006, an increase of approximately 1.2 percent. During 2007, the increase in net sales revenue is primarily due to continued growth in the Company's international business segment.

        We distribute our products to consumers through an independent sales force comprised of Managers and Distributors. Active Managers totaled approximately 24,100 and 24,300 at December 31,

2007 and 2006, respectively. Active Distributors totaled approximately 698,700 and 668,600 at December 31, 2007 and 2006, respectively. We anticipate the number of active Distributors to increase as we expand our existing operations, enter new international markets, and as current Distributors grow their businesses.

        Net sales revenue related to the NSP United States business segment operations were $148.3 million and $148.4 million for the years ended December 31, 2007 and 2006, respectively.

        NSP International net sales revenue increased to $149.8 million in 2007 compared to $130.6 million in 2006, an increase of approximately 14.7 percent. The increase in international net sales revenue in 2007 compared to 2006 is primarily the result of continued growth in our operations in Russia, Ukraine, Venezuela, and Japan. Price increases are planned in various international markets to compensate for foreign currency devaluations and increases in the cost of finished products. Management believes the price increases will be acceptable to its sales force and will result in increased net sales revenue.

        Synergy Worldwide net sales revenue decreased to $68.6 million in 2007 compared to $83.2 million in 2006, a decrease of approximately 17.6 percent. The decrease in Synergy Worldwide net sales is primarily due to the loss of key distributor networks as a result of increased competition in the United States and Japanese markets with growth remaining flat in the other markets in which Synergy Worldwide operates. Further information related to the NSP United States, NSP International and Synergy Worldwide business segments is set forth in Note 12 of Notes to Consolidated Financial Statements in Item 13 of this registration statement.

Cost of Goods Sold

        Cost of goods sold as a percent of net sales revenue increased slightly in 2007 compared to 2006 primarily as a result of increased provisions for obsolete inventory.

Volume Incentives

        Volume incentives are a significant part of our direct sales marketing program and represent commission payments made to our independent Distributors and Managers. These payments are designed to provide incentives for reaching higher sales levels and for recruiting additional Distributors. Volume incentives as a percent of net sales revenue decreased slightly during 2007 as compared to 2006, primarily as a result of the decreased sales revenue in our Synergy Worldwide business segment where volume incentives are slightly higher than in the United States and our other international operations, and as a result of sales in new markets where lower levels of volume incentives were paid.

Selling, General and Administrative

        Selling, general and administrative expenses increased $9.1 million in 2007 compared to 2006, from $139.6 million to $148.7 million. Approximately $3.4 million is the result of expenses related to the continued growth of the Company's international segments, as well as $1.1 million of expenses related to new Synergy Worldwide markets. Professional fees increased $3.0 million as a result of continued work on becoming current in our SEC filings. In addition, bonuses to participants in the Company's discretionary bonus plan increased approximately $1.3 million in 2007 compared to 2006. Selling, general and administrative expenses as a percent of net sales revenue increased to 40.6 percent in 2007 compared to 38.5 percent in 2006. Selling, general and administrative expenses includes general marketing and sales expenses, but not commissions, which are included under Volume Incentives, and also includes research and development expenses and general administrative expenses. The amount, excluding capital expenditures, spent on research and development activities remained constant at $1.9 million for 2007 and 2006.

Operating Income

        Operating income decreased $4.9 million in 2007 compared to 2006, from $8.0 million to $3.1 million. The operating loss for our NSP United States segment increased $1.2 million as a result of flat sales and increasing costs primarily related to professional costs related to work on becoming current with the Company's filings. This decrease in consolidated operating income was offset by an increase in our NSP International segment's operating income of $1.1 million as a result of continued growth in these markets. The primary cause of the decrease in operating income was a decrease in operating income of $4.8 million for our Synergy Worldwide segment, primarily due to the loss of key distributor networks as a result of increasing competition within the United States and Japanese markets. This loss resulted in significant decrease in sales in relation to the operating costs in these markets.

Income Taxes

        The effective income tax rate was 285 percent for 2007, compared to 141 percent for 2006. The effective rate for 2007 differed from the federal statutory rate of 35 percent primarily related to (i) additional liabilities associated with uncertain tax positions which increased the effective rate by 104 percent, (ii) additional tax contingencies which increased the effective rate by approximately 16 percent, (iii) change in deferred tax asset valuation allowances which increased the effective rate by approximately 61 percent, (iv) a taxable gain on the sale of intercompany assets eliminated for book purposes which increased the effective rate by approximately 25 percent, (v) an intercompany loan translation and instrument which increased the effective rate by 18 percent, and (vi) foreign and state tax rate differentials, as well as permanent nondeductible or deductible items accounting for the remaining increase.

        The effective rate for 2006 differed from the federal statutory rate of 35 percent primarily related to additional non-income tax contingencies which increased the effective rate by approximately 54 percent, a change in deferred tax asset valuation allowances which increased the effective rate by approximately 29 percent, a taxable gain on the sale of intercompany assets eliminated for book purposes which increased the effective rate by approximately 13 percent, a foreign exchange tax gain on an intercompany payable which increased the effective rate by 10 percent, and foreign and state tax rate differentials, as well as permanent nondeductible or deductible items account for the remaining increase.

Year Ended December 31, 2006 as Compared to the Year Ended December 31, 2005

Net Sales Revenue

        Consolidated net sales revenue for the year ended December 31, 2006, was $362.2 million compared to $351.7 million in 2005, an increase of approximately 3.0 percent. During 2006, the increase in net sales revenue is primarily due to continued growth in the Company's international business segment.

        We distribute our products to consumers through an independent sales force comprised of Managers and Distributors. Active Managers totaled approximately 24,300 and 21,300 at December 31, 2006 and 2005, respectively. Active Distributors totaled approximately 668,600 and 588,100 at December 31, 2006 and 2005, respectively. We anticipate the number of active Distributors to increase as we expand our existing operations, enter new international markets, and as current Distributors grow their businesses.

        Net sales revenue related to the NSP United States business segment operations increased approximately 0.1 percent in 2006 to $148.4 million compared to $148.3 million in 2005. This slight increase was the result of both our price increases in our United States market of 1.9 percent in 2006 (due to higher material costs) and a slight decrease in sales volumes of 1.8 percent.

        NSP International net sales revenue increased to $130.6 million in 2006 compared to $120.0 million in 2005, an increase of approximately 8.8 percent. The increase in international net sales revenue in 2006 compared to 2005 is primarily the result of continued growth in our operations in Russia, Venezuela, Canada, and Mexico. We implement price increases annually to compensate for foreign currency devaluations and increases in the cost of finished products. Management believes the price increases will be acceptable to its sales force and will result in increased net sales revenue.

        Synergy Worldwide net sales revenue decreased to $83.2 million in 2006 compared to $83.4 million in 2005, a decrease of approximately 0.2 percent. The slight decrease in Synergy Worldwide net sales is primarily due to increased competition in the United States and Japanese markets, which have been offset by continued growth in the Korean and South Asian markets. Further information related to the NSP United States, NSP International and Synergy Worldwide business segments is set forth in Note 12 of Notes to Consolidated Financial Statements in Item 13 of this registration statement.

Cost of Goods Sold

        Cost of goods sold as a percent of net sales revenue decreased slightly in 2006 compared to 2005 primarily as a result of (1) decreased importation costs in several of our international operations, and (2) increased efficiency gained from our expanded manufacturing facility.

Volume Incentives

        Volume incentives are a significant part of our direct sales marketing program and represent commission payments made to our independent Distributors and Managers. These payments are designed to provide incentives for reaching higher sales levels and for recruiting additional Distributors. Volume incentives as a percent of net sales revenue decreased slightly during 2006 as compared to 2005, primarily as a result of the decreased sales revenue in our Synergy Worldwide business segment where volume incentives are slightly higher than in the United States and our other international operations, and as a result of sales in new markets where lower levels of volume incentives were paid.

Selling, General and Administrative

        Selling, general and administrative expenses increased $11.2 million in 2006 compared to 2005, from $128.4 million to $139.6 million, as a result of expenses related to the continued growth of the Company's international segment as well as costs related to the internal investigation previously mentioned of $6.9 million and $5.1 million related to non-income tax contingencies. Selling, general and administrative expenses as a percent of net sales revenue increased to 38.5 percent in 2006 compared to 36.5 percent in 2005. Selling, general and administrative expenses include general marketing and sales expenses, but not commissions, which are included under Volume Incentives, and also includes research and development expenses and general administrative expenses. The amount, excluding capital expenditures, spent on research and development activities increased slightly, from $1.8 million in 2005 to $1.9 million in 2006.

Operating Income

        Operating income decreased $3.6 million in 2006 compared to 2005, from $11.6 million to $8.0 million. Our operating loss in our NSP United States segment increased $3.2 million from $0.9 million to $4.1 million primarily due to increased costs related to non-income tax related tax contingencies as well as costs related to the internal investigation previously mentioned. Operating income for our NSP International segment decreased $4.1 million from $15.7 million to $11.6 million as a result of costs for non-income tax related tax contingencies, as well as costs related to the previously mentioned internal investigation and increased operating costs in some of our foreign markets. Operating income for Synergy World increased $3.7 million from a loss of $3.2 million the prior year to operating income of $0.5 million primarily as a result of reductions in operating costs in our Japanese markets and South East Asian markets as a result of reductions in payroll expenses, convention expenses, rent expenses, and other operating costs.

Income Taxes

        The effective income tax rate was 141 percent for 2006, compared to 69 percent for 2005. The effective rate for 2006 differed from the federal statutory rate of 35 percent primarily related to (i) additional tax contingencies, which increased the effective rate by approximately 54 percent, (ii) a change in deferred tax asset valuation allowances which increased the effective rate by approximately 29 percent, (iii) a taxable gain on the sale of intercompany assets eliminated for book purposes which increased the effective rate by approximately 13 percent, (iv) a foreign exchange tax gain on an intercompany payable which increased the effective rate by 10 percent, and (v) foreign and state tax rate differentials, as well as permanent nondeductible or deductible items accounting for the remaining increase.

        The effective rate for 2005 differed from the federal statutory rate of 35 percent primarily due to additional tax contingencies which increased the effective rate by approximately 39 percent, and foreign and state tax rate differentials, as well as permanent nondeductible or deductible items accounting for the remaining increase.

Liquidity and Capital Resources

Nine Months Ended September 30, 2008

        Our principal use of cash is to pay for operating expenses, including volume incentives, capital assets, inventory purchases, the funding of international expansion, and the payment of quarterly dividends. As of September 30, 2008, working capital was $26.0 million compared to $32.0 million as of December 31, 2007. At September 30, 2008 we had $39.9 million in cash and cash equivalents, and $3.9 million of in short-term investments, which are available to be used along with our normal cash flows from operations to fund any unanticipated shortfalls in future cash flows.

        For the nine months ended September 30, 2008, we generated $3.8 million of operating cash flow compared to $7.2 million for the same period in 2007. The decrease in cash generated from operating cash flows is primarily impacted by the timing of cash payments related to fluctuations in operating assets and liabilities. We used a significant amount of cash during the nine month period ended September 30, 2008 as compared to the prior period, for the purchase of inventory, as well as the pre-payment of significant convention costs for our Top Achiever Convention ("TAC") and Rising Star programs that have previously been accrued for in prior years, which were offset by increases in our accruals for income taxes payable due to the timing of tax related payments and a decrease in our net loss of $4.2 million for the period in comparison to the same period in 2007.

        Capital expenditures for the nine months were $6.8 million, of which $4.0 million is related to the purchase of a warehouse in Venezuela, with cash balances from Venezuela, compared to $3.5 million for capital expenditures for equipment, computer systems and software, for the same period in the prior year.

        For the nine months ended September 30, 2008 and 2007, our cash proceeds from investing activities have been limited to proceeds from the sale of investments of $0.7 million and $1.4 million, respectively, as well as the proceeds from the sale of property, plant and equipment of $0.1 million and $0.4 million, respectively. In addition, we used cash of approximately $2.1 million in the prior year to purchase auction rate securities, which has been classified as restricted investments on our financial statements. We also used cash of $1.0 million to purchase certain product formulations, which are classified as intangible assets in the prior year. We used cash to pay quarterly dividends totaling $2.3 million for the nine months ended September 30, 2008 as well as the same period in 2007.

        Cash flows from financing activities for the nine months ended September 30, 2007 also included $1.2 million of cash proceeds from the exercise of stock options, as well as $0.2 million from the related tax benefit. There were no stock options exercised during the same period in 2008.

        We believe that working capital requirements can be met for the foreseeable future through our available cash and cash equivalents, cash generated from operating activities for the foreseeable future; however, a prolonged economic downturn or a decrease in the demand for our products could adversely affect our long-term liquidity. In the event of a significant decrease in cash provided by operating activities, it might be necessary for us to obtain additional external sources of funding.

        We do not currently maintain a long-term credit facility or any other external sources of long-term funding; however, we believe that such funding could be obtained on competitive terms in the event additional sources of funding become necessary.

Years Ended December 31, 2007, December 31, 2006, and December 31, 2005

        Our principal use of cash is to pay for operating expenses, including volume incentives, capital assets, inventory purchases, funding of international expansion, and the payment of quarterly dividends. We have generally relied upon cash flows from operations to fund operating activities, and have at times drawn on an operating line of credit in order to fund stock repurchases and other strategic transactions. At December 31, 2007, we had $45.3 million in cash and cash equivalents and $4.8 million in short-term investments, which were available to be used along with our normal cash flows from operations to fund any unanticipated shortfalls in future cash flows.

        As of December 31, 2007, working capital was $32.0 million, compared to $24.0 million as of December 31, 2006.

        Our net consolidated cash inflows (outflows) are as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Operating activities	$12,832	$14,252	$17,012
Investing activities	(5,701)	(3,959)	(3,679)
Financing activities	(1,604)	(9,303)	(7,256)

Operating Activities

        For the year ended December 31, 2007, we generated cash from operating activities of $12.8 million compared to $14.3 million in 2006. The decrease in cash generated from operating activities was primarily due to our net loss of $8.2 million for 2007 compared to our net loss of $3.6 million the previous year, as well as a decrease in the collections of accounts receivable balances and the timing of payments and accruals for income taxes payable. This decrease was offset by a decrease in the use of cash for the purchasing of inventory, the timing of payments of accrued liabilities, and a decrease in deferred tax benefits. Cash flows provided by operating activities in 2005 were approximately $17.0 million.

Investing Activities

        For the year ended December 31, 2007, net cash flow used in investing activities was approximately $5.7 million which included $4.3 million related to capital expenditures for equipment, computer systems, and software, and $1.0 million for the acquisition of intangibles related to the purchase of product formulations. In addition, we purchased approximately $2.1 million of auction rate securities, which we classified as long-term restricted investments as they failed at auction subsequent to purchase. See Note 1 of the Consolidated Financial Statements for additional information regarding the accounting and valuation of these securities. In December 2008, we received an offer from a registered broker and redeemed these securities at par value in January 2009.

        For the year ended December 31, 2006, net cash flow used in investing activities was approximately $4.0 million which included $2.7 million related to capital expenditures for equipment, computer systems, and software, and $0.8 million for the acquisition of intangibles related to the purchase of product formulations.

        For the year ended December 31, 2005, net cash flow used in investing activities was approximately $3.7 million, which included $4.3 million of capital expenditures for equipment, computer systems and software, as well as leasehold improvements made to enhance existing operations, as well as the expansion of international markets.

Financing Activities

        For the years ended December 31, 2007, 2006, and 2005, cash flows used for financing activities were approximately $1.6 million, $9.3 million, and $7.3 million, respectively.

        In 2006, we used funds of $7.0 million to pay off our outstanding line of credit. This line of credit was terminated July 1, 2006.

        During 2005, we used cash of approximately $11.4 million to purchase approximately 513,000 shares in a Dutch Auction tender of $22.15 per share. These Dutch Auction tenders were open to all shareholders of the Company, including employees. As of December 31, 2007, there were no plans approved by the Board of Directors to purchase any additional shares.

        During 2007, 2006, and 2005, we used cash of $3.1 million, $3.1 million, and $3.1 million to pay quarterly cash dividend payments, respectively. We expect to continue to pay cash dividends in the future.

        The uses of cash for financing activities above were partially offset by proceeds received from option holders exercising their options of $1.3 million, $0.6 million, and $7.7 million for the years ended December 31, 2007, 2006, and 2005, respectively.

        We believe that our working capital requirements can be met through our available cash and cash equivalents and cash generated from operating activities for the foreseeable future; however, a prolonged economic downturn or a decrease in the demand for our products could adversely affect our long-term liquidity. In the event of a significant decrease in cash provided by our operating activities, we might need to obtain additional external sources of funding.

        We do not currently maintain a long-term credit facility or any other external sources of long-term funding; however, we believe that such funding could be obtained on competitive terms in the event additional sources of funds become necessary.

Contractual Obligations

        The following table summarizes information about contractual obligations as of December 31, 2007:

(Dollar amounts in thousands)

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Operating leases obligations	$8,900	$4,145	$3,633	$968	$154
Purchase obligations(1)	9,206	9,206	—	—	—
Other long-term liabilities reflected on the balance sheet(2)	1,674	—	—	—	1,674
Unrecognized tax positions(3)	—	—	—	—	—

Total	$19,780	$13,351	$3,633	$968	$1,828

(1)
Purchase obligations include non-cancelable purchase agreements for both botanical and non-botanical raw materials related to our forecasted 2008 production estimates, as well as related packaging materials.

(2)
The Company provides a nonqualified deferred compensation plan for its officers and certain key employees. Under this plan, participants may defer up to 100 percent of their annual salary and bonus (less the participant's share of employment taxes). The deferrals become an obligation owed to the participant by the Company under the plan. Upon separation of the participant from the service of the Company, the obligation owed to the participant under the plan will be paid as a lump sum or over a period of either three or five years. As we cannot easily determine when our officers and key employees will separate from the Company, we have classified the obligation greater than five years for payment.

(3)
At December 31, 2007, there was $25,888 of liabilities related to unrecognized tax positions. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, if any, the Company is unable to estimate the years in which cash settlement may occur with the respective tax authorities.

Off Balance Sheet Arrangements

        We have no off-balance sheet arrangements other than operating leases. We do not believe that these operating leases are material to our current or future financial position, results of operations, revenues or expenses, liquidity, capital expenditures, or capital resources.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements," which became effective for the Company on January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. In February 2008, the FASB issued FASB Staff Position No. 157-2 ("FSP No. 157-2"), "Effective Date of FASB Statement No. 157", which delays the Company's January 1, 2008, effective date of FSP No. 157-2 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually) until January 1, 2009. We adopted the effective portion of SFAS No. 157 on January 1, 2008, and that adoption did not have a material effect on our consolidated financial statements. See Note 9, Fair Value, in the condensed consolidated financial statements for additional information.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on our consolidated financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, "Materiality", when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Although this statement is voluntary, it is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008, and the adoption of the standard did not have a material effect on our consolidated financial position, results of operations, or cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations", ("SFAS No. 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 141R is effective January 1, 2009, and will be applied prospectively. The effect of adopting SFAS No. 141R will depend on the nature and terms of future acquisitions.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"), which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS No. 160 recharacterizes minority interest as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS No. 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interest. The Company is currently evaluating the impact of SFAS No. 160 on the Company's consolidated financial statements, but does not expect SFAS No. 160 to have a material impact on our consolidated results of operations or financial condition.

        In December 2007, the SEC issued Staff Accounting Bulletin ("SAB") No. 110. SAB No. 110 expresses the views of the SEC regarding the use of a "simplified" or "shortcut" method, as discussed in SAB No. 107, "Share-Based Payment", in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123R. The guidance in SAB No. 110 is effective as of

January 1, 2008. The adoption of SAB No. 110 did not have a material effect on the Company's consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an Amendment of SFAS No. 133 ("SFAS 161"). This Standard requires enhanced disclosures regarding derivatives and hedging activities, including: (a) the manner in which an entity uses derivative instruments; (b) the manner in which derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) the effect of derivative instruments and related hedged items on a entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As SFAS 161 relates specifically to disclosures, the Standard will have no impact on our financial condition, results of operations or cash flows.

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). This SFAS identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles. This SFAS is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from auditing standards. SFAS No. 162 is not expected to have an impact on our financial condition, results of operations, or cash flows.

        From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies, which the Company evaluates and adopts as of the specified effective date. Unless otherwise discussed, the Company believes recently issued standards and pronouncements that are no yet effective will not have a material impact upon its financial condition, results of operations, or cash flows upon adoption.

C.    Quantitative and Qualitative Disclosures about Market Risk

        We conduct business in several countries and intend to continue to expand our international operations. Net sales revenue, operating income, and net income are affected by fluctuations in currency exchange rates, interest rates and other uncertainties inherent in doing business and selling product in more than one currency. In addition, our operations are exposed to risks associated with changes in social, political, and economic conditions inherent in international operations, including changes in the laws and policies that govern international investment in countries where we have operations, as well as, to a lesser extent, changes in United States laws and regulations relating to international trade and investment.

Foreign Currency Risk

        During the year ended December 31, 2007, approximately 58.3 percent of our net sales revenue and approximately 55.2 percent of our operating expenses were realized outside of the United States. Inventory purchases are transacted primarily in U.S. dollars from vendors located in the United States. The local currency of each international subsidiary is considered the functional currency, while certain regions, including Russia and the Ukraine, are served by a U.S. subsidiary through third party entities, for which all business is conducted in U.S. dollars. We conduct business in twenty-three different currencies with exchange rates that are not on a 1:1 relationship with the U.S. dollar. All revenues and expenses are translated at average exchange rates for the periods reported. Therefore, our operating results will be positively impacted by a weakening of the U.S. dollar vis-à-vis another fluctuating currency and negatively impacted by a strengthening of the U.S. dollar vis-à-vis another fluctuating currency. Given the uncertainty and diversity of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing, results of operations, or financial condition, but we have provided consolidated sensitivity analyses below of functional currency/reporting currency exchange rate risks. Our exposure to local currency/functional currency exchange rate risk is not significant. Changes in various currency exchange rates affect the relative prices at which we sell our products. We regularly monitor our foreign currency risks and periodically take measures to reduce the risk of foreign exchange rate fluctuations on our operating results. We do not use derivative instruments for hedging, trading, or speculating on foreign exchange rate fluctuations.

        The following table sets forth a composite sensitivity analysis of our net sales revenue, costs and expenses, and operating income in connection with strengthening of the U.S. dollar (our reporting currency) by 10%, 15% and 25% against every other fluctuating functional currency in which we conduct business. We note that while our individual net sales revenue and cost and expenses components were less sensitive to increases in the strength of the U.S. dollar, our operating income was sensitive to such increases on almost a one-to-one percentage point basis, assuming a strengthening of the U.S. dollar by 10%, 15% and 25% against every other fluctuating currency in which we conduct business.

		With Strengthening of U.S. Dollar by:
		10%		15%		25%
	For year ended December 31, 2007
Exchange Rate Sensitivity—Operating Income		Decrease ($)	Decrease (%)	Decrease ($)	Decrease (%)	Decrease ($)	Decrease (%)
(Dollar amounts in thousands)
Net Sales Revenue	$366,647	$(13,037)	(3.6)%	$(18,705)	(5.1)%	$(28,681)	(7.8)%
Cost and Expenses
Cost of Goods Sold	70,996	(2,312)	(3.3)%	(3,317)	(4.7)%	(5,085)	(7.2)%
Volume Incentives	143,884	(5,282)	(3.7)%	(7,578)	(5.3)%	(11,620)	(8.1)%
Selling, General and Administrative	148,706	(4,888)	(3.3)%	(7,013)	(4.7)%	(10,753)	(7.2)%
Operating Income	3,061	(556)	(18.2)%	(797)	(26.0)%	(1,222)	(39.9)%

        The following table sets forth a composite sensitivity analysis of our assets and liabilities by those balance sheet line items that are subject to exchange rate risk, together with the total gain or loss from the strengthening of the U.S. dollar vis-à-vis our various fluctuating functional currencies. The sensitivity of our assets and liabilities, taken by balance sheet line items, was somewhat less than the sensitivity of our operating income to increases in the strength of the U.S. dollar vis-à-vis other fluctuating currencies in which we conduct business.

		With Strengthening of U.S. Dollar by:
		10%		15%		25%
Exchange Rate Sensitivity—Balance Sheet	2007	Gain (Loss) ($)	Gain (Loss) (%)	Gain (Loss) ($)	Gain (Loss) (%)	Gain (Loss) ($)	Gain (Loss) (%)
(Dollar amounts in thousands)
Current Assets subject to Exchange Rate Risk
Cash and cash equivalents	$45,299	$(3,570)	(7.9)%	$(5,122)	(11.3)%	$(7,855)	(17.3)%
Accounts receivable, net	7,450	(430)	(5.8)%	(616)	(8.3)%	(945)	(12.7)%
Current Liabilities subject to Exchange Rate Risk
Accounts payable	7,009	137	2.0%	197	2.8%	302	4.3%
Total Loss from Strengthening of U.S. Dollar		(3,863)		(5,541)		(8,498)

        The following table sets forth the local currencies other than the U.S. dollar in which our assets that are subject to exchange rate risk were denominated as of December 31, 2007 and exceeded $1 million upon translation into U.S. dollars. None of our liabilities that are denominated in a local currency other than the U.S. dollar and that are subject to exchange rate risk exceeded $1 million upon translation into U.S. dollars. We use the spot exchange rate for translating balance sheet items from local currencies into our reporting currency. The respective spot exchange rate for each such local currency meeting the foregoing thresholds is provided in the table as well.

Translation of Balance Sheet Amounts Denominated in Local Currency

(Dollar amounts in thousands)

	Translated into U.S. Dollars	At Spot Exchange Rate per One U.S. Dollar as of December 31, 2007
Cash and Cash Equivalents
Canada (Dollar)	$4,488	0.9937
Colombia (Peso)	1,987	2,018.16
Indonesia (Rupiah)	1,633	9390
Japan (Yen)	7,558	111.45
Mexico (Peso)	5,876	10.9123
South Korea (Won)	3,140	936.07
Venezuela (Bolivar)	6,444	2,145.92
Other	8,149	Varies
Total	39,276	Not Applicable
Accounts Receivable
Japan (Yen)	$2,097	111.45
Peru (Peso)	1,180	2.9976
Other	1,446	Varies
Total	4,723	Not Applicable

        Finally, the following table sets forth the annual weighted average of fluctuating currency exchange rates of each of the local currencies per one U.S. dollar for each of the local currencies in which sales revenue exceeded $10.0 million during any of the three years presented. We use the annual weighted average exchange rate for translating items from the statement of operations from local currencies into our reporting currency.

Year ended December 31	2007	2006	2005
Canada (Dollar)	1.1	1.1	1.2
Japan (Yen)	117.7	116.3	109.9
Mexico (Peso)	10.9	10.9	10.9
Venezuela (Bolivar)	2,145.9	2,145.9	2,100.8

        The functional currency in highly inflationary economies is the U.S. dollar and transactions denominated in the local currency are re-measured as if the functional currency were the U.S. dollar if they are considered material to the consolidated financial statements. The remeasurement of local currencies into U.S. dollars creates translation adjustments, which are included in the consolidated statements of operations. There were no countries considered to have a highly inflationary economy during 2005, 2006, or 2007.

        As of December 31, 2007, we have approximately $6.4 million in cash denominated in Venezuelan bolivars. Currency restrictions enacted by the government of Venezuela have had a negative impact on the ability of our subsidiary in Venezuela to obtain U.S. dollars at the official exchange rate to pay for imported products or to repatriate dividends back to the Company. Our Venezuelan subsidiary continues to expect to convert its bolivars into U.S. dollars at the official exchange rate to pay for imported products or repatriate dividends. As a result, we continue to use the official exchange rate to translate the financial statements of our Venezuelan subsidiary into U.S. dollars. Unless the official exchange rate is made more readily available, however, our subsidiary's operations could be adversely affected as it may need to obtain U.S. dollars at less favorable exchange rates from non-government sources.

        During the nine months ended September 30, 2008, approximately 60.2 percent of our net sales revenue and approximately 61.2 percent of our operating expenses were realized outside of the United States.

        The following table sets forth a composite sensitivity analysis of our net sales revenue, costs and expenses, and operating income in connection with strengthening of the U.S. dollar (our reporting currency) by 10%, 15% and 25% against every other fluctuating functional currency in which we conduct business. We note that while our individual net sales revenue and cost and expenses components were less sensitive to increases in the strength of the U.S. dollar, our operating income was sensitive to such increases on almost a two-to-one percentage point basis, assuming a strengthening of the U.S. dollar by 10%, 15% and 25% against every other fluctuating currency in which we conduct business.

Exchange Rate Sensitivity of Operating Income for the nine months ended September 30, 2008 (dollar amounts in thousands)

		With Strengthening of U.S. Dollar by:
	For the nine months ended September 30, 2008
		10%		15%		25%
		Decrease ($)	Decrease (%)	Decrease ($)	Decrease (%)	Decrease ($)	Decrease (%)
Net sales revenue	$291,105	$(9,361)	(3.2)%	$(13,431)	(4.6)%	$(20,594)	(7.1)%
Cost and Expenses
Cost of goods sold	53,159	(1,552)	(2.9)%	(2,227)	(4.2)%	(3,415)	(6.4)%
Volume incentives	113,716	(3,724)	(3.3)%	(5,343)	(4.7)%	(8,193)	(7.2)%
Selling, general and administrative	117,882	(3,726)	(3.2)%	(5,346)	(4.5)%	(8,198)	(7.0)%

Operating income	$6,348	$(359)	(5.7)%	$(515)	(8.1)%	$(788)	(12.4)%

        The following table sets forth a composite sensitivity analysis of our assets and liabilities by balance sheet line items that are subject to exchange rate risk, together with the total gain or loss from the strengthening of the U.S. dollar vis-à-vis our various fluctuating functional currencies. The sensitivity of our assets and liabilities, taken by balance sheet line items, was somewhat less than the sensitivity of our operating income to increases in the strength of the U.S. dollar vis-à-vis other fluctuating currencies in which we conduct business.

Exchange Rate Sensitivity of Balance Sheet (dollar amounts in thousands)

		With Strengthening of U.S. Dollar by:
		10%		15%		25%
	As of September 30, 2008	Gain (Loss) ($)	Gain (Loss) (%)	Gain (Loss) ($)	Gain (Loss) (%)	Gain (Loss) ($)	Gain (Loss) (%)
Current Assets subject to Exchange Rate Risk
Cash and cash equivalents	$39,886	$(2,986)	(7.5)%	$(4,285)	(10.7)%	$(6,570)	(16.5)%
Accounts receivable, net	7,616	(511)	(6.7)%	(734)	(9.6)%	(1,125)	(14.8)%
Current Liabilities subject to Exchange Rate Risk
Accounts payable	$7,946	$209	(2.6)%	$300	(3.8)%	$460	(5.8)%

Total Loss from Strengthening of U.S. Dollar		$(3,288)		$(4,719)		$(7,235)

        The following table sets forth the local currencies other than the U.S. dollar in which our assets and liabilities that are subject to exchange rate risk were denominated as of September 30, 2008 and exceeded $1 million upon translation into U.S. dollars. We use the spot exchange rate for translating balance sheet items from local currencies into our reporting currency. The respective spot exchange rate for each such local currency meeting the foregoing thresholds is provided in the table as well.

        Translation of Balance Sheet Amounts Denominated in Local Currency (dollar amounts in thousands)

Cash and Cash Equivalents	Translated into U.S. Dollars	At Spot Exchange Rate per One U.S. Dollar as of September 30, 2008
Canada (Dollar)	$3,275	1.06
Colombia (Peso)	2,067	2,189.14
Japan (Yen)	8,299	106.35
Mexico (Peso)	2,483	10.92
Venezuela (Bolivar)	4,129	2.14
Other	12,595	Varies

Total	$32,848

Accounts Receivable
Japan (Yen)	$1,718	106.35
Peru (Peso)	1,665	2.98
Other	2,243	Varies

Total	$5,626

        Finally, the following table sets forth the annual weighted average of fluctuating currency exchange rates of each of the local currencies per one U.S. dollar for each of the local currencies in which sales revenue exceeded $10.0 million during the nine-month periods presented. We use the annual weighted average exchange rate for translating items from the statement of operations from local currencies into our reporting currency.

Nine months ended September 30,	2008	2007
Canada (Dollar)	1.02	1.10
Japan (Yen)	105.78	119.27
Mexico (Peso)	10.51	10.95
Venezuela (Bolivar)	2.14	2.14

Interest Rate Risk

        The primary objectives of our investment activities are to preserve principal while maximizing yields without significantly increasing risk. These objectives are accomplished by purchasing investment grade securities, substantially all of which either mature within the next 12 months or have characteristics of marketable securities. On September 30, 2008, we had investments of $3.9 million, of which $2.9 million were municipal obligations, which carry an average fixed interest rate of 5.1 percent and mature over a 5-year period. On December 31, 2007, we had investments of $4.8 million, of which $3.6 million were municipal obligations, which carry an average fixed interest rate of 4.9 percent and mature over a 5-year period. A hypothetical 1.0 percent change in interest rates would not have had a material effect on our liquidity, financial position, or results of operations. A portion of our long-term investments are auction rate securities. While the recent auction failures will limit our ability to liquidate these investments for some period of time, we do not believe the auction failures will materially impact our ability to fund our working capital needs, capital expenditures, or other business requirements.

Internal Control Matters

        Management identified certain material weaknesses which are described in our annual report on Form 10K/A for the year ended December 31, 2007. During 2008 management has been focused on remediating these material weaknesses. This overview discusses management's evaluation of our disclosure controls and procedures as of September 30, 2008. In addition, this item provides a summary of the status of each of the previously identified material weaknesses, followed by a discussion of management's evaluation of disclosure controls and procedures, and management's efforts to remediate the material weaknesses, as set forth in the table below.

        As shown below, the six material weaknesses reported as of December 31, 2007 remain material weaknesses as of September 30, 2008, for which management continues to remediate.

Material Weakness Reported as of December 31, 2007		Status as of September 30, 2008
1.	Maintenance of Risk Assessment Programs	Remediation in process
2.	Application of GAAP	Remediation in process
3.	Accounting for Income Taxes	Remediation in process
4.	Financial Reporting Process	Remediation in process
5.	Monitoring of Service Provider	Remediation in process
6.	Information Technology: Access Control Change Management Spreadsheets	Remediation in process

Evaluation of Disclosure Controls and Procedures

        Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms adopted by the Securities and Exchange Commission (SEC), and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

        In connection with the preparation of this report, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of September 30, 2008, as a result of the existence of material weaknesses in our internal control over financial reporting.

        Since December 31, 2007, we have made significant progress in improving our disclosure controls and procedures. We have taken, and are taking, the actions described below under "Remediation Actions Relating to Remaining Material Weaknesses" in our internal control over financial reporting.

        We continue to strive to improve our processes to enable us to provide complete and accurate public disclosure on a timely basis. Management believes that we will not be able to conclude that our disclosure controls and procedures are effective until the material weaknesses have been fully remediated and we are able to file required reports with the SEC on a timely basis.

        To address the material weaknesses reported in our 2007 Form 10K/A, management performed additional analyses and other post-closing procedures designed to ensure that our consolidated interim financial statements were prepared in accordance with GAAP. These procedures included documentation and testing of processes, data validation procedures from the systems into the general ledger, testing of systems, validation of results, disclosure review, and other analytics. As a result, management believes that the consolidated interim financial statements included in this report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods presented.

Changes In Internal Control Over Financial Reporting

Overview

        Management with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed whether any changes in our internal control over financial reporting that occurred during the period from January 1, 2008 through September 30, 2008 have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on management's assessment, significant changes were implemented and tested during the period from January 1, 2008 through September 30, 2008 to continue the remediation of our material weaknesses in internal control over financial reporting.

        Management believes the measures that we have implemented during 2008 to remediate the material weaknesses in internal control over financial reporting have had a favorable impact on our internal control over financial reporting since December 31, 2007. Changes in our internal control over financial reporting from January 1, 2008 through September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described below.

Remediation Actions Relating to Remaining Material Weaknesses

        The discussion below describes the actions that management has taken during 2008 and is in the process of taking to remediate our remaining material weaknesses in internal control over financial reporting.

Description of Material Weakness as of December 31, 2007

        Maintenance of Risk Assessment Programs—We did not maintain an adequate risk oversight function to evaluate and report on risks to financial reporting throughout the organization, including completion of a comprehensive, worldwide risk assessment to identify all potential risk areas and evaluate the adequacy of controls to mitigate identified risks.

Description of 2008 Remediation Actions

        Management has, in conjunction with the assessment of internal controls for 2008, identified key financial reporting risks and has evaluated the adequacy of the internal control procedures to address the identified risks. This included the completion of a comprehensive, worldwide entity level control questionnaires and fraud risk assessments in 2008 by senior management, the Company's General Counsel and the Manager of Internal Audit. This has provided enhanced assistance to the Audit Committee in monitoring identified risks and in establishing more robust internal audit plans. In addition, management is continuing to provide compliance training, including on-line compliance training in various languages, throughout its worldwide organization.

Description of Material Weakness as of December 31, 2007

        Application of GAAP—The Company did not maintain effective internal controls relating to the application of generally accepted accounting principles, including revenue recognition for certain items, the proper recording of certain accruals and contingencies, and the proper classification of certain balance sheet and income statement accounts.

Description of 2008 Remediation Actions

        We have implemented procedures to address revenue recognition issues. With respect to other non-income tax accruals and contingencies, in 2008 our management performed an analysis with the assistance of outside legal counsel to assess and estimate the exposure related to such positions. To address income statement and balance sheet classification issues, we have enhanced our close processes and procedures as described in the financial reporting process remediation activities below.

        We have also increased the training of international subsidiary controllers to provide for consistent communication of our policies and procedures over financial reporting and internal control over financial reporting.

Description of Material Weakness as of December 31, 2007

        Accounting for Income Taxes—The Company's processes, procedures and controls related to the preparation and review of the annual tax provision were not effective to ensure that amounts related to the tax provision and related current or deferred income tax asset and liability accounts were accurate, recorded in the proper period, and determined in accordance with generally accepted accounting principles. Specifically, we did not (i) analyze and reconcile certain deferred income and tax payable accounts, (ii) appropriately consider the need to record or disclose contingencies for certain income tax positions in accordance with generally accepted accounting principles, and (iii) file tax returns in certain foreign jurisdictions. Additionally, we had insufficient personnel with appropriate qualifications and training in accounting for income taxes.

Description of 2008 Remediation Actions

        In late 2008, we hired a second Tax Director and during 2008 have utilized various outsourced service providers for tax consulting services to assist in our accounting for income taxes. We continue to evaluate our tax process and tax resource requirements. In 2007 and 2008, we performed a comprehensive review of our foreign statutory tax filings, and have assessed the impact of the delinquent filings and the process that we need to complete these filings. In addition, in 2007 and 2008 our management performed an analysis with the assistance of outside legal counsel to assess, estimate, and record the exposure related to our uncertain tax positions in accordance with generally accepted accounting principles. We continue to evaluate the adequacy of our tax resources.

Description of Material Weakness as of December 31, 2007

        Financial Reporting Process—The Company did not maintain an effective financial reporting process to prepare financial statements in accordance with generally accepted accounting principles. Specifically, our process lacked timely and complete financial statement reviews, effective journal entry controls, and appropriate reconciliation processes. Further, we were unable to complete regulatory filings as required by the rules of the SEC.

Description of 2008 Remediation Actions

        During 2007 and 2008, we redesigned and implemented improved procedures to provide for enhanced retention of documentation to support sub-ledger and account reconciliations. We are continuing to evaluate the reconciliation process related to clearing accounts and controls over journal entries. During 2008, we enhanced monthly close procedures to include completion of a formal monthly close checklist, recurring journal entry checklist, variance analysis of financial statement fluctuations, enhanced budget to actual reviews, and review and approval of all accrued liability accounts. In 2008, we hired a Financial Reporting Manager, who brings additional knowledge of GAAP and financial reporting practices. In addition, the Company has added a disclosure committee and enhanced our procedures to provide for additional management review of financial statements and disclosures.

        We believe that we will not have fully remediated this material weakness until we are able to file required reports with the SEC on a timely basis. We have filed our Annual Reports on Form 10K/A for the years ended December 31, 2006 and 2007 and we have filed our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

Description of Material Weakness as of December 31, 2007

        Monitoring of a Service Provider—The Company did not effectively monitor a service provider responsible for managing the entire operations for one of our foreign locations in terms of an out-sourced arrangement. Transactions are recorded in the Company's system based on monthly reporting from the service provider. The Company had established a monitoring process including a recalculation of commissions expense based on sales reported by the service provider, and certain cash and inventory shipment reconciliation procedures. These monitoring processes and procedures were not, however, performed on a regular basis, and were not adequately documented or reviewed which increased the likelihood of material misstatements in our financial statements.

Description of 2008 Remediation Actions

        During 2008, we redesigned our procedures to more effectively monitor the service provider responsible for the management of the operations of one of our foreign locations. In particular, we are improving our monitoring process to ensure that the commissions expense recalculations and other reconciliations processes (based on information reported by the outside service provider) are performed on a regular basis, documented and reviewed. In addition, in conjunction with our 2008 assessment of internal controls, our Manager of Internal Audit and our out-sourced internal auditor performed two site visits to the foreign location to observe the facility, interview on site employees of the service provider, and evaluate the internal control procedures of the service provider. These visits increased monitoring of other critical business processes performed by the service provider, such as product registration, product shipment and operating expenses. Additional future visits to the location will be conducted as part of internal audit's overall plan.

Description of Material Weakness as of December 31, 2007

        Information Technology Systems—The Company did not maintain effective internal control over financial reporting related to certain information technology applications and general computer controls which are considered to have an impact on financial reporting and which resulted in a more than reasonable possibility that material misstatements in our financial statements would not be prevented or detected. Specifically, we lacked effective controls in the following areas:

        Access Control—The Company did not maintain effectively designed controls to prevent unauthorized access to certain programs and data, and provide for periodic review and monitoring of access including reviews of security logs and analysis of segregation of duties conflicts.

        Change Management—The Company did not maintain effectively designed controls to ensure that all information technology program and data changes were authorized, developer access to the production environment was limited, and that all program and data changes were adequately tested for accuracy and appropriate implementation.

        Spreadsheets—The Company did not maintain effectively designed controls to ensure that critical spreadsheets were identified, access to these spreadsheets was restricted to appropriate personnel, changes to data or formulas were authorized and appropriate, or that the spreadsheets were adequately reviewed by someone other than the preparer.

Description of 2008 Remediation Actions

        Access Control—Management performed a broad and detailed analysis of user access to the applications we have determined to have a material impact on our financial reporting for our domestic locations. We have implemented formal training of managers and others who grant and approve access to these data programs. In addition, the Company is providing better data program descriptions and other tools to those managers and employees that approve user access to assist in their understanding if the access of their subordinates violates segregation of duties or access controls.

        Change Management—During 2008, management continued implementation of enhanced procedures to control changes to the production environment, and we continue to evaluate additional measures to ensure that adequate documentation is retained. In addition, during 2007 and 2008, management redesigned job descriptions within the change control process of certain of the Company's application systems to improve segregation of duties, including removing the ability of the Information Technology Director to perform code changes and increasing his responsibilities to conduct code review. In addition, an additional developer's job responsibilities were changed to assist in reviewing code before it is placed into production, including code changes regarding financial reports. Procedures are being implemented to ensure that data changes are adequately tested for accuracy and appropriate implementation.

        Spreadsheets—During 2007 and 2008, management has designed and implemented procedures to inventory, assess the risk of, and rank our critical financial reporting spreadsheets for locations that have a material impact on our financial reporting. In conjunction with the assessment of internal controls for 2008, management performed detailed testing at locations that have a material impact on our financial reporting around security and change management for spreadsheets. Management intends to further enhance the design of our controls over spreadsheets by establishing procedures for benchmarking critical spreadsheets to ensure that formulas are appropriate and protected, and that the logic and design of the spreadsheets is appropriate and consistent. Management is also implementing enhanced review procedures and we will extend any or all of our enhanced procedures to additional international locations as considered necessary.

        Management is also in the process of implementing an application package that will facilitate a worldwide consolidation and reduce our reliance on spreadsheets. In addition, our information technology management has selected an application to provide for a world-wide standardization of the general ledger system. Management has developed a timeline for implementation of this application.

Conclusion

        We believe the measures described above will facilitate remediation of the material weaknesses we have identified and will continue to strengthen our internal control over financial reporting. We are committed to continually improving our internal control processes and will diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures are necessary to address control deficiencies. Moreover, we may decide to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

Item 3.    Properties

        Our corporate offices are located in two adjacent office buildings in Provo, Utah. The facilities consist of approximately 63,000 square feet and are leased from an unaffiliated third party through lease agreements, which expire in as early as three years but are renewable upon expiration.

        Our principal warehousing and manufacturing facilities are housed in a building consisting of approximately 270,000 square feet owned by us and located on approximately ten acres in Spanish Fork, Utah. These facilities support all of our business segments.

        We own approximately 60,000 square feet of office and warehouse space in Mexico and approximately 13,000 square feet of office and warehouse space in Venezuela. These facilities support our Nature's Sunshine Products international segment.

        We also own approximately 53 acres of undeveloped land in Springville, Utah and approximately 8 acres of undeveloped land in Provo, Utah. We lease properties used primarily as distribution warehouses located in Columbus, Ohio; Dallas, Texas; Atlanta, Georgia; and Spanish Fork, Utah; as well as offices and distribution warehouses in Pleasant Grove, Utah, Japan, Mexico, Central America, Canada, Venezuela, South Korea, the Dominican Republic, Ecuador, the United Kingdom, Colombia, Thailand, Peru, Singapore, Israel, Brazil, Taiwan, and Australia. We believe these facilities are suitable for their respective uses and are, in general, adequate for our present and near-term future needs. During 2007, 2006, and 2005, we spent approximately $5.2 million, $5.3 million, and $3.7 million, respectively, for all of our leased facilities.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2008, except as otherwise stated, by (1) each person who is known by us to beneficially own more than five percent of the outstanding shares of our Common Stock, (2) each of our directors, (3) each of our named executive officers in the Summary Compensation Table and (4) all directors and executive officers of the Company as a group. To our knowledge and except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

Unless we indicate otherwise, each holder's address is c/o Nature's Sunshine Products, Inc., 75 East 1700 South, Provo, Utah 84606.

Name and Address of Beneficial Owner	Number of Shares(1)	Percent of Class(2)
Beneficial Owners of More than 5%
Delta Partners LLC(3) One International Place, Suite 2401 Boston, MA 02110	1,825,973	11.8%
Prescott Group Capital Management, LLC(4) 1924 South Utica, Suite 1120 Tulsa, OK 74104	1,865,383	12.0%
Paradigm Capital Management, Inc.(5) 9 Elk Street Albany, NY	1,451,983	9.4%
Red Mountain Capital Partners LLC(6) 10100 Santa Monica Blvd., Suite 925 Los Angeles, CA 90067	1,317,474	8.5%
First Wilshire Securities Management, Inc(7) 1224 East Green Street, Suite 200 Pasadena, CA 91106	1,108,839	7.2%
Nelson Obus(8) Wynnefield Capital Management, LLC, 450 Seventh Avenue, Suite 509, New York, New York 10123	799,063	5.2%
Directors and Executive Officers
Kristine F. Hughes, Chair of the Board	572,089	3.7%
Eugene L. Hughes, Director	700,312	4.5%
Pauline Hughes Francis, Director	1,923,546	12.4%
Douglas Faggioli, President and Chief Executive Officer	155,707	1.1%
Stephen M. Bunker, Vice President of Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer	18	*
Greg Halliday	3,338	*
John DeWyze, Executive Vice-President, Operations	4,264	*
All directors and executive officers as a group (7 persons)	3,297,994	21.3%

*
Less than one percent.

(1)
All entries exclude beneficial ownership of shares that are issuable pursuant to options that have not vested or that are not other wise exercisable as of the date hereof and which will not become vested or exercisable within 60 days of December 31, 2008.

(2)
Calculated based on 15,510,159 shares of our Common Stock outstanding on December 31, 2008, with percentages rounded to the nearest one-tenth of one percent. Shares of Common Stock subject to options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but not treated as outstanding for computing the percentage of any other person.

(3)
Based on Form 13F filed with the SEC on or about November 14, 2008 for the quarter ended September 30, 2008.

(4)
Based on Schedule 13G filed with the SEC on October 24, 2008.

(5)
Based on Form 13G/A filed with the SEC on February 6, 2009.

(6)
Based on Schedule 13D/A filed with the SEC on December 10, 2008.

(7)
Based on Schedule 13G/A filed with the SEC on February 13, 2008.

(8)
Based on Schedule 13G filed with the SEC on July 29, 2008.

Item 5.    Directors and Executive Officers

        The Company's directors and executive officers, as of December 31, 2008, are as follows:

Name	Age	Position	Served in Position Since	Class and Year Term will Expire
Kristine F. Hughes	70	Chairperson of the Board	1980	Class III—2005
Robert K. Bowen	59	Director	2006
Larry A. Deppe	59	Director	2006
Eugene L. Hughes	78	Director	1980	Class II—2007
Pauline Hughes Francis	67	Director	1988	Class I—2006
Douglas Faggioli	54	President and Chief Executive Officer	2003	—
Stephen M. Bunker	50	Vice President—Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer	2006	—
Jamon Jarvis	42	General Counsel and Chief Compliance Officer	2007	—
Greg Halliday	44	President—U.S. Sales, Nature's Sunshine Products	2006	—
Bryant J. Yates	35	President—International, Nature's Sunshine Products	2007	—
John R. DeWyze	52	Executive Vice President—Operations, Nature's Sunshine Products	2002	—
William J. Keller	66	Vice President—Health Sciences and Educational Services	2001	—
Lynda Marie Hammons	54	Vice President—Quality and Regulatory Affairs	2001	—
R. Kay Olsen	53	Vice President—Information Technology	2002	—

        Certain information regarding the business experience of the executive officers and directors is set forth below.

        Kristine F. Hughes.    Mrs. Hughes is the Chairperson of our Board of Directors and a member of our Compensation Committee. She was a co-founder in 1972 of Hughes Development Corporation, a predecessor of our Company, and has served as an officer or director of our company and/or its predecessors since 1980. Mrs. Hughes is the wife of Eugene L. Hughes, one of our founders and directors.

        Robert K. Bowen.    Mr. Bowen is a member of our Board of Directors and a member of our Audit Committee. A Certified Public Accountant, Mr. Bowen has been a partner at the accounting firm of Hansen, Barnett & Maxwell, P.C. since 1980.

        Larry A. Deppe.    Mr. Deppe is an independent member of our Board of Directors and a member of our Audit Committee. Mr. Deppe is a certified public accountant with over 35 years experience auditing and teaching accounting. Mr. Deppe is currently an Associate Professor of Accounting in the School of Accountancy at Weber State University, Ogden, Utah. Prior to embarking on an academic career, Mr. Deppe for eight years held various accounting posts with Intermountain Health Care, the Office of the Utah State Auditor, Christensen, Inc. and Arthur Young & Co. Active in professional affairs, Mr. Deppe served two four-year terms as Chair of the Utah State Board of Accountancy.

        Eugene L. Hughes.    Mr. Hughes is a founder and member of our Board of Directors. He co-founded Hughes Development Corporation, a predecessor of our Company, in 1972. He has served as an officer or director of our Company and/or its predecessors since 1972. Mr. Hughes graduated from Brigham Young University. He is the husband of Kristine F. Hughes, our Chairperson of the Board.

        Pauline Hughes Francis.    Mrs. Francis is a member of our Board of Directors, a member of our Audit Committee, and a member of our Compensation Committee. She has served on our Board of Directors since 1988. Mrs. Francis was a co-founder in 1972 of Hughes Development Corporation, a predecessor of the Company, and has acted as a consultant from time to time to our Company and its predecessors.

        Douglas Faggioli.    Mr. Faggioli is the President and Chief Executive Officer of our Company. Prior to his appointment as President and Chief Executive Officer in November 2003, Mr. Faggioli served as Executive Vice President and Chief Operating Officer of our Company. He began his employment with us in 1983 and has served as one of our officers since 1989. He is a Certified Public Accountant.

        Stephen M. Bunker.    Mr. Bunker has served as Vice President over Finance and Chief Financial Officer since March 27, 2006. Mr. Bunker served as Vice President of Finance and Treasurer of Geneva Steel Holdings, Corporation from July 2001 until March 2006. Previous to July 2001 Mr. Bunker served as Corporate Controller for Geneva Steel Corporation. Mr. Bunker is a certified public accountant, and worked for Arthur Andersen for six years.

        Jamon Jarvis.    Mr. Jarvis is the General Counsel and Chief Compliance Officer of our Company. He has served in this position since March 2007. Prior to this appointment, Mr. Jarvis served as General Counsel and Chief Financial Officer of InterNetwork, Inc., in San Francisco, California, from January 2004 to November 2006; and as Executive Vice President Finance, General Counsel and Corporate Secretary at Spontaneous Technology, Inc., in Salt Lake City, Utah, from September 2001 to October 2003. Mr. Jarvis received his B.A. in History in 1990 from Brigham Young University and his J.D. in 1993 from Cornell Law School.

        Greg Halliday.    Mr. Halliday is the President—U.S. Sales for Nature's Sunshine Products. He has served in this position since 2006 and previously served as Vice President—Nature's Sunshine Products U.S. Sales. Mr. Halliday received his B.S. in 1989 and M.B.A. with an emphasis in Marketing in 1991 from the Marriott School of Management at Brigham Young University.

        Bryant J. Yates.    Mr. Yates is the President—International of our Company. Mr. Yates, has served as Executive Director—International of the Company, Director—International—Europe/Middle East and General Manager of Nature's Sunshine Products of Russia, an affiliate of the Company. Mr. Yates has been employed by the Company since 1999. Mr. Yates received a degree in international business from Utah Valley State College.

        John R. Dewyze.    Mr. DeWyze is the Executive Vice President—Operations for Nature's Sunshine Products and has served in this position since 1997. Mr. DeWyze received his B.S. in Chemistry in 1981 from Grand Valley State University and his M.B.A. in 1994 from the University of Southern Indiana.

        William J. Keller.    Dr. Keller is the Vice President—Health Sciences and Educational Services for Nature's Sunshine Products. He was appointed to serve in this capacity in April 2001. Prior to joining our Company, Dr. Keller was the Department Chair/Professor in the School of Pharmacy at Stamford University and Northeast Louisiana University. Dr. Keller received his B.S. in Pharmacy and M.S. in Pharmaceutical Sciences from Idaho State University. In 1972, the University of Washington awarded him a Ph.D. in Pharmacognosy.

        Lynda Marie Hammons.    Mrs. Hammons is the Vice President—Quality and Regulatory Affairs for Nature's Sunshine Products. She has served in this capacity since June 2001. Mrs. Hammons received her B.S. in Chemistry and Microbiology from Bowling Green State University and her M.B.A. with an emphasis on Quality Management from the University of Cincinnati. Mrs. Hammons is also a Certified Quality Engineer, a Certified Quality Technician and a Certified Quality Auditor—American Society for Quality.

        R. Kay Olsen.    Mr. Olsen is the Vice President—Information Technology of our Company and has served in this capacity since March 2002. Mr. Olsen received his B.S. in Information Management from Brigham Young University and his M.B.A. from the University of Phoenix.

Board Composition and Election

        Directors are elected at annual meetings of shareholders. Our Bylaws provide for a classified Board of Directors, consisting of three staggered classes of directors, as nearly equal in number as possible. As a result, shareholders will elect a portion of our Board of Directors each year. The Class I directors' terms were originally set to expire at our annual meeting held in 2006, the Class II directors' terms were originally set to expire at our annual meeting held in 2007, and the Class III directors' terms were originally set to expire at our annual meeting held in 2008. Due to our inability to file our Quarterly and Annual Reports with the SEC in those years, we were not able to hold annual meetings in 2007, 2006, or 2005. The Class of each director is set forth above.

Committees of the Board of Directors

        The Board of Directors has formed the following committees:

        The Compensation Committee.    The Compensation Committee reviews compensation policies applicable to executive officers and board members, establishes the compensation to be paid to our Chief Executive Officer and determines the compensation and benefits of all directors on the Board. The Compensation Committee has adopted a written charter. The members of the Compensation Committee are Kristine F. Hughes, Pauline Hughes Francis, and Robert K. Bowen; Ms. Francis and Mr. Bowen are "Independent Directors" as discussed in Item 7, "Certain Relationships and Related Transactions, and Director Independence."

        The Audit Committee.    The Audit Committee is a separately-designated standing committee of the Board, which oversees our financial statements, preparation process and related compliance matters and performance of the internal audit function, is responsible for engagement and oversight of our independent registered public accounting firm and reviews the adequacy and effectiveness of our internal control system and procedures.

        The members of the Audit Committee are Larry A. Deppe (Chairman), Robert K. Bowen and Pauline Hughes Francis, each of whom is an Independent Director and independent for the purposes of the regulations promulgated by the SEC. Our Board of Directors has determined that Larry A. Deppe and Robert K. Bowen are audit committee financial experts, as that term is defined in Item 401(h) of Regulation S-K promulgated by the SEC. We believe Pauline Hughes Francis falls outside the SEC safe harbor providing that a person will not be deemed an affiliate for purposes of determining audit committee member independence if he or she beneficially owns 10 percent or less of an issuer's voting stock. As of June 30, 2008, Ms. Francis beneficially owned approximately 12.4 percent of the Company's common stock. The Board has determined that Ms. Francis is independent for purposes of SEC regulations and the NASD Marketplace Rules.

        The Nominating Committee.    The Nominating Committee makes recommendations to the Board of Directors about the size of the Board or any committee thereof, identifies and recommends candidates for the Board and committee membership, evaluates nominations received from shareholders, and develops and recommends to the Board corporate governance principles applicable to our Company. The Nominating Committee has not adopted a written charter.

        The members of the Nominating Committee are Kristine F. Hughes, Pauline Hughes Francis, Robert K. Bowen. Ms. Francis and Mr. Bowen are both an "Independent Director" as discussed in Item 7, "Certain Relationships and Related Transactions, and Director Independence."

Item 6.    Executive Compensation

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis provides disclosure about the policies and objectives underlying the compensation programs for our executive officers. Accordingly, we will address and analyze each element of the compensation provided to our chief executive officer, our chief financial officer and the other executive officers named in the Summary Compensation Table which follows this discussion; these individuals are referred to as the named executive officers. The Compensation Committee of our Board of Directors administers the compensation programs for our chief executive officer. Our chief executive officer administers the compensation programs for our other executive officers.

        Compensation Policy for Executive Officers.    We have designed the various elements comprising the compensation packages of our executive officers to achieve the following objectives:

  •
  reflect individual accomplishments and contributions to the Company as well as overall Company performance;

  •
  align each executive officer's interests with those of the Company's shareholders; and

  •
  attract and retain qualified executives who will help the Company meets its goals.

        Each executive officer's compensation package has historically consisted of three elements: (i) a base salary, (ii) a cash bonus based upon pre-established financial objectives and the individual officer's personal performance, and (iii) participation in long-term, stock-based incentive awards, in the form of stock options, designed to align and strengthen the mutuality of interests between our executive officers and our shareholders.

        When establishing the compensation levels for the executive officers, we take into account the Company's overall financial performance and its evaluation of each executive officer's individual performance level and his or her potential contribution to the Company's future growth. Over the years, the Company has endeavored to follow a pay-for-performance philosophy of conservative base and competitive short-term bonus when Company performance measures have been achieved.

        In setting executive officer compensation, the Compensation Committee and our chief executive officer review a report (the "Executive Compensation Report") prepared by our Director of Human Resources in order to assess the competitiveness of the Company's compensation programs in comparison to market averages. The Executive Compensation Report examined the data contained in Watson Wyatt's Top Management Compensation Survey and Mercer's Executive Compensation Survey for 2007-08. The Executive Compensation Report compared the Company's executive compensation practices including base pay, short-term incentives, long-term incentives and other practices to industry and national survey data as well as the base pay, bonus and total compensation of officers on an individual basis.

        Elements of Compensation.    Each of the major elements comprising the compensation package for executive officers (salary, bonus and equity) is (i) designed to reflect individual accomplishments and contributions to the Company as well as overall Company performance, (ii) align the executive's interests with those of our shareholders and (iii) attract and retain qualified executives who will help the Company meet its goals. The manner in which each element of compensation has been structured may be explained as follows.

        Salary.    The base salary level of each executive officer is reviewed in the last quarter of each year, with any salary adjustments for the upcoming year to be effective on or about January 1 of that year. The Company targets base salaries to be in the range of 80% to 90% of market. However, the Company may also consider the performance of the executive, contributions by the executive towards the Company's mission/goals and tenure at the Company. The Company believes that this component of compensation should provide a level of security and stability from year to year and not be dependent to any material extent on the Company's financial performance. The Compensation Committee approved a salary increase of 6% for our chief executive officer for 2008. The salary levels for Mr. Bunker, Mr. DeWyze, Mr. Halliday, Mr. Jarvis and Mr. Yates increased approximately 6%, 2.1%, 5.5%, 5.5% and 12.5%, respectively. These increases were to bring these executives' salaries in-line with local market rates. After examining the practices of companies with similar sales revenue in 2008, the Company found that, on average, our officers' base salaries for 2008 were approximately 18% below the base salaries of officers at those companies.

        Incentive Compensation.    The bonus structure is generally designed to bring the total cash compensation for our executives up to market in a typical year and to exceed market when justified by company performance. The Compensation Committee has the authority to award Mr. Faggioli a discretionary bonus based on the Company's achievement of pre-established operating income and sales revenue goals. Our chief executive officer has the authority to determine the bonus amounts payable to Messrs. Bunker, DeWyze, Halliday, Jarvis and Yates based on achievement of specified performance goals. Mr. Faggioli established target bonus amounts for 2008 for these executive officers of up to 75% of their respective base salaries, and such amounts may be increased or decreased at Mr. Faggioli's sole discretion. Target bonus amounts for Messrs. Bunker, DeWyze and Jarvis will be payable based on the operating income and sales revenue levels attained by each of the Company's U.S. Sales, International Sales and Synergy divisions; the bonus amount for Mr. Halliday will be payable based on the operating income and sales revenue levels attained by the Company's U.S. Sales division; and the bonus amount for Mr. Yates will be payable based on the operating income levels attained by the Company's International Sales division. Actual amounts for 2008 bonuses will not be determined until the Company completes its audit of the fiscal year ended December 31, 2008.

        Long-Term Incentives.    In prior years, we have structured our long-term incentive program for executive officers in the form of option grants under our 1995 Stock Option Plan which was administered by our Compensation Committee. Each option grant has been designed to align the interests of the executive officer with those of the shareholders and to provide him with a significant incentive to manage the company from the perspective of an owner with an equity stake in the business. Each option grant allows the officer to acquire shares of our common stock at a fixed price per share over a specified period, usually ten years. Options granted in past years have generally vested and become exercisable in a series of installments over a period of one to three years measured from the grant date, contingent upon the officer's continued employment. All outstanding options are fully vested at this time. The 1995 Stock Option Plan terminated in 2005, and no options have been granted under this plan since its termination. No non-plan options have been granted to the named executive officers since March 15, 2007.

        Executive Officer Perquisites.    It is not our practice to provide our executive officers with any meaningful perquisites. However, in 2008 we paid premiums on $250,000 key person life insurance policies for our named executive officers and provided our named executive officers the opportunity to receive up to $2,500 for tuition assistance; however, none of our executive officers elected to receive tuition assistance. We believe these perquisites are an important factor in retaining our executive officers.

        Other Programs.    Our executive officers are eligible to participate in our 401(k) employee savings plan on the same basis as all other regular U.S. employees.

        Deferred Compensation Programs.    The Company has adopted a deferred compensation plan for its executive officers, certain other selected employees and its non-employee directors to enable them to save for retirement by deferring their income and the associated tax to a future date following termination of employment. Under the Supplemental Elective Deferral Plan (the "SEDP"), the named executive officers and other participants have the opportunity to defer compensation to future dates specified by the participant with a return based on investment alternatives selected by the participant. The Company believes that the SEDP is comparable to similar plans offered by its competitors. The amounts deferred under the SEDP for the named executive officers are reported below in the Summary Compensation Table and the Nonqualified Deferred Compensation Table.

        Officer Employment Agreements.    We have entered into employment agreements with each of our named executive officers. We believe that the employment agreements with our executive officers achieve two important goals crucial to our long-term financial success: the long-term retention of our senior executives and their commitment to the attainment of our strategic objectives. The agreements will allow our executive officers to continue to focus their attention on our business operations and strategic plans without undue concern over their own financial situations during periods when substantial disruptions and distractions might otherwise prevail. Each employment agreement provides for an initial term of twelve months which automatically renews for additional twelve month periods provided neither party terminates the employment relationship. Upon the cessation of a named executive officer's employment due to termination by the Company without cause, the Company's non-renewal of the employment term, death or incapacity, the named executive officer will receive severance benefits in an amount equal to his or her base salary for the year of termination and continued medical insurance coverage for 12 months.

        A summary of the material terms of the officer employment agreements, together with a quantification of the severance benefits payable under those agreements to each of the executive officers named in the Summary Compensation Table may be found in the section below entitled "Potential Payments Upon Termination or Change in Control."

        Compliance with Internal Revenue Code Section 162(m).    Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers to the extent such compensation exceeds $1.0 million per covered officer in any year. The limitation applies only to compensation that is not considered to be performance-based under the terms of Section 162(m). Non-performance-based compensation paid to our executive officers for 2008 did not exceed the $1.0 million limit per officer. However, as we continue to increase salaries and bonuses for our executive officers, together with the amounts recognized from equity awards, it is possible that the non-performance-based compensation payable to our executive officers will exceed the $1.0 million limit in one or more future years. We believe that in establishing the cash and equity incentive compensation programs for our executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason, we may deem it appropriate to provide one or more executive officers with the opportunity to earn incentive compensation, whether through cash bonus programs tied to our financial performance or through equity awards, which together with base salary in the aggregate may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. We believe it is important to maintain cash and equity incentive compensation at the levels needed to attract and retain the executive officers essential to our success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis disclosure with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Registration Statement on Form 10.

Submitted by:
Pauline Hughes Francis
Kristine F. Hughes
Robert K. Bowen

Executive Compensation

        The following table sets forth a summary, for the years ended December 31, 2008, 2007 and 2006 of the compensation of the principal executive officer, the principal financial officer, the three most highly compensated executive officers of the Company (not including the principal executive officer and the principal financial officer) whose total compensation for the 2008 fiscal year was in excess of $100,000 and who were serving as executive officers at the end of 2008. The listed individuals shall be hereinafter referred to as the "named executive officers." No other executive officers who would have otherwise been includable in such table on the basis of total compensation for 2008 have been excluded by reason of their termination of employment or change in executive status during that year.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Douglas Faggioli,	2008	393,260	1,600	—	—	—	—	15,084	409,944
President & CEO	2007	371,000	—	—	—	—	—	14,126	385,126
	2006	350,000	—	—	—	—	—	13,860	363,860
Stephen Bunker,	2008	212,000	—	—	12,221	—	—	12,933	237,154
CFO	2007	200,000	145,338	—	46,442	—	—	12,007	403,787
	2006	131,250	18,081	—	—	—	—	7,283	156,614
John DeWyze,	2008	195,000	—	—	—	—	—	13,186	208,186
EVP & VP of	2007	191,000	90,970	—	—	—	—	12,591	294,561
Operations	2006	187,000	51,515	—	—	—	—	12,643	251,158
Greg Halliday,	2008	190,000	—	—	1,833	—	—	12,492	204,325
President—Nature's	2007	180,000	86,573	—	6,966	—	—	9,881	283,420
Sunshine Products U.S.	2006	163,000	4,000	—	—	—	—	10,771	177,771
Jamon Jarvis,	2008	185,000	—	—	7,333	—	—	12,390	204,723
General Counsel & Chief	2007	145,833	45,957	—	27,865	—	—	7,975	227,630
Compliance Officer	2006	—	—	—	—	—	—	—	—
Bryant Yates,	2008	180,000	—	—	9,166	—	—	5,575	194,741
President—Nature's	2007	160,000	200,450	—	34,831	—	—	2,971	398,252
Sunshine Products	2006	115,343	28,600	—	—	—	—	2,426	146,369
International

(1)
Amounts for 2008 include amounts that were deferred into the Company's Supplemental Elective Deferral Plan ("SEDP") for 2008, as follows: Mr. Faggioli—$60,500; Mr. Bunker—$0; Mr. DeWyze—$29,354; Mr. Halliday—$11,102; Mr. Jarvis—$0; and Mr. Yates—$0. The SEDP provides selected employees and non-employee directors with the ability to defer compensation to future dates specified by the participant with a return based on investment alternatives selected by the participant. The SEDP is more fully described in the section following the Nonqualified Deferred Compensation Plans table below.

(2)
With the exception of the $1,600 bonus paid to Mr. Faggioli (with such amount representing a bonus for 25 years of continued service) the bonus amounts payable to each of the named executive officers for 2008 are not calculable. The 2008 bonus amounts are expected to be determined on or about February 27, 2009, following completion of the Company's audit of the fiscal year ended December 31, 2008.

(3)
Option awards are calculated in the same manner as the expense of these awards that is recognized in our consolidated financial statements. Each option award is valued under FAS 123R, and the compensation expense relating to that award is recognized over its vesting period. See Note 9 to the Notes to Consolidated Financial

  Statements contained in the Company's Form 10-K for the 2007 fiscal year for a description of the assumptions used in valuing stock awards and stock options. For this purpose, the estimate of forfeitures relating to vesting conditions is disregarded. The full amount of the FAS 123R value of the 2007 stock options is reported under "Equity Compensation Plan" on page 88 of the Company's Form 10-K for the 2007 fiscal year.

(4)
"All Other Compensation" includes the following amounts paid by the Company for the fiscal year ended December 31, 2008. The amounts disclosed are the actual costs to the Company of providing these benefits.

Name	401(k) Plan Company Contribution ($)	Life Insurance ($)	Disability Payments ($)	Total ($)
Douglas Faggioli	11,500	3,044	540	15,084
Stephen Bunker	11,500	1,073	360	12,933
John DeWyze	11,500	1,326	360	13,186
Greg Halliday	11,500	632	360	12,492
Jamon Jarvis	11,500	590	300	12,390
Bryant Yates	4,440	775	360	5,575

Employment Agreements

        The Company has employment agreements in place with each of its named executive officers. Among other things, these employment agreements set minimum annual base salaries for each named executive officer and also establish that each named executive officer is eligible to participate in the Company's executive bonus program. Payment of any bonus will be at the sole discretion of the Chief Executive Officer (or, in the case of Mr. Faggioli, at the sole discretion of the Compensation Committee). The following table includes the minimum annual base salary for each of the named executive officers under their respective employment agreements, which is subject to review on at least an annual basis by the Chief Executive Officer (or, in the case of Mr. Faggioli, by the Compensation Committee):

Name	Minimum Annual Base Salary ($)
Douglas Faggioli	393,200
Stephen Bunker	200,360
John DeWyze	195,000
Greg Halliday	190,000
Jamon Jarvis	175,360
Bryant Yates	160,360

Grants of Plan-Based Awards in Fiscal Year 2008

        The Company did not grant any awards to named executive officers in 2008 under any incentive plan.

Outstanding Equity Awards at Fiscal Year-End

        The following table provides certain summary information concerning outstanding equity awards held by the named executive officers as of December 31, 2008:

		Option Awards
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)		(b)	(c)	(d)	(e)	(f)
Douglas Faggioli		2,000	—	—	8.80	4/1/2013
	TOTAL	2,000	—	—	—	—
Stephen Bunker		20,000	—	—	11.85	3/14/2013
	TOTAL	20,000	—	—	—	—
John Dewyze		16,300	—	—	12.25	2/23/2009
		250	—	—	8.13	1/3/2010
	TOTAL	16,550	—	—	—	—
Greg Halliday		2,560	—	—	12.25	2/23/2009
		500	—	—	12.55	8/1/2011
		10,000	—	—	14.90	5/28/2010
		3,000	—	—	11.85	3/14/2013
	TOTAL	16,060	—	—	—	—
Jamon Jarvis		12,000	—	—	11.85	3/14/2013
	TOTAL	12,000	—	—	—	—
Bryant Yates		15,000	—	—	11.85	3/14/2013
	TOTAL	15,000	—	—	—	—

Option Exercises and Stock Vested

        No named executive officer exercised options during 2008, and no named executive officer held shares of stock that vested during 2008.

Pension Benefits

        The Company does not have a pension plan in which the named executive officers can participate to receive payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation Plans

        Information regarding the named executive officers' participation in the Company's nonqualified deferred compensation plan is included below.

        Supplemental Elective Deferral Plan. The Company has adopted the Nature's Sunshine Products, Inc. Supplemental Elective Deferral Plan (the "SEDP"). The following table sets forth information relating to the SEDP for 2008 for the named executive officers:

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Douglas Faggioli	60,500	—	(41,925)	—	696,347
Stephen Bunker	—	—	—	—	—
John DeWyze	29,354	—	(66,324)	—	188,375
Greg Halliday	11,102	—	(6,218)	—	19,942
Jamon Jarvis	—	—	—	—	—
Bryant Yates	—	—	—	—	—

(1)
Executive contributions are included in the "Salary" reported under the Summary Compensation Table above.

(2)
Earnings is defined to reflect the difference in the account balance between the beginning and end of the year, less any executive or Company contributions and any amounts withdrawn or distributed. Earnings include realized and unrealized gains, capital gains and dividends paid.

        The SEDP permits the named executive officers, certain other employees and the Company's non-employee directors with the opportunity to defer specified percentages (up to 75%) of their compensation, including amounts that could not be deferred under the Company's Tax Deferred Retirement Plan because of the limitations under such plan imposed by the Internal Revenue Code. Participants may elect deferred amounts to be paid in monthly payments over 3 or 5 years or in a lump sum upon separation from service. Deferrals are credited with gain or loss based on the performance of one or more investment alternatives selected by the participant from among the investment funds offered by the Board. No actual investments are held in the participants' accounts and participants will at all times remain general unsecured creditors of the Company with respect to their account balances.

Potential Payments Upon Termination or Change in Control

        Included below is a summary of the material terms and conditions of the employment agreements the Company has entered into with its named executive officers that provide for certain payments and benefits upon termination of employment. The employment agreements are the only arrangements the Company has with its named executive officers to provide benefits upon termination of employment. The Company does not have any contract, agreement, plan or arrangement with its named executive officers that provides for payments at, following or in connection with a change in control of the Company.

        Pursuant to the terms of the employment agreement each named executive officer has entered into with the Company, each named executive officer is eligible to receive certain termination benefits. The employment agreements provide that in the event the named executive officer is terminated by the Company without cause or due to non-renewal of the employment agreement or in the event the named executive officer's employment ceases due to death or incapacity, he will be entitled to receive a severance payment equal to his annual base salary for the year of termination payable in monthly installments and continued medical insurance coverage for 12 months. Pursuant to the terms of their employment agreements, for a period of 1 year after the cessation of the named executive officer's employment, the named executive officer will be subject to certain non-compete and non-solicitation covenants.

        The following table sets forth the estimated payments and benefits that would have been payable to the named executive officers under their agreements in the termination circumstances indicated below had their employment terminated on December 31, 2008. All cash payments are assumed to be made in a lump sum and would be paid by the Company. The amounts set forth in this table represent estimates and forward-looking information that is subject to substantial variation, based on the timing of the triggering event. The Company cautions the reader to consider these limitations in reviewing the following table.

Executive Benefits and Payments upon Termination Due to Termination by the Company Without Cause or Due to Non-Renewal, Death or Incapacity

	Mr. Faggioli	Mr. Bunker	Mr. DeWyze	Mr. Halliday	Mr. Jarvis	Mr. Yates
Salary severance	$393,260.00	$212,000.00	$195,000.00	$190,000.00	$185,000.00	$180,000.00
Continued Medical Insurance Coverage	$7,752.00	$7,752.00	$7,752.00	$7,752.00	$7,752.00	$7,752.00
TOTAL	$401,012.00	$219,752.00	$202,752.00	$197,752.00	$192,752.00	$187,752.00

Director Compensation

        The following table sets forth certain information regarding the compensation of each individual who served as a member of our Board of Directors during the 2008 fiscal year. Except with respect to Mr. Eugene Hughes, the compensation disclosed is for services rendered as a Board member during that year. Mr. Eugene Hughes is also our employee, and the compensation disclosed for him below reflects his compensation he received in his capacity as an employee. He did not receive any additional compensation for his Board service.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Kristine F. Hughes	145,963	—	—	—	—	4,982	150,945
Pauline Hughes Francis	55,363	—	—	—	—	18,376	73,739
Robert Bowen	39,000	—	—	—	—	300	39,300
Larry Deppe	43,160	—	—	—	—	—	43,160
Eugene Hughes	215,000	—	—	—	—	40,743	255,743

(1)
Consists of retainer fees for service as a member of the Board with respect to Kristine Hughes, Pauline Hughes Francis and Messrs. Bowen and Deppe; Mr. Hughes received salary of $215,000, of which he deferred $13,000 into the SEDP. Retainers paid to Kristine Hughes and Pauline Hughes Francis were paid on a monthly basis; retainers paid to Messrs. Bowen and Deppe were paid on a quarterly basis. The aggregate payments include the following categories of payments:

Name	Retainer ($)	Committee Chairperson Additional Retainer ($)	Total ($)
Kristine F. Hughes	145,963	—	145,963
Pauline Hughes Francis	54,363	1,000	55,363
Robert Bowen	39,000	—	39,000
Larry Deppe	39,160	4,000	43,160
Eugene Hughes	—	—	—

(2)
"All Other Compensation" includes the following amounts paid by the Company for the fiscal year ended December 31, 2008:

Name	401(k) Plan Company Contribution ($)	Life Insurance Premiums ($)	Disability Payments ($)	Product Credit* ($)	Total ($)
Kristine F. Hughes	—	9,256	—	750	10,006
Pauline Hughes Francis	—	1,910	—	750	2,660
Robert Bowen	—	—	—	—	—
Larry Deppe	—	—	—	—	—
Eugene Hughes	11,500	27,833	360	1,050	40,743

    *
    Represents a credit of up to $1,050 to purchase the Company's products.

        Meeting Fees.    Our directors do not receive fees for attendance at Board or Committee meetings.

        Expenses.    Board members were reimbursed for travel and other expenses incurred in connection with their duties as directors to the extent such expenses were submitted to the Company for reimbursement.

        Equity.    No stock options or other equity awards were granted to our directors during 2008.

        Nonqualified Deferred Compensation.    None of our non-employee directors participated in the SEDP. Mr. Hughes elected to defer under the SEDP $13,000 of the compensation he received in 2008 in his capacity as an employee. The SEDP is more fully described above in the section following the Nonqualified Deferred Compensation Plans table.

Item 7.    Certain Relationships and Related Transactions, and Director Independence

        The Board's Audit Committee is responsible for review, approval, or ratification of "related-person transactions" involving the Company or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director, or 5% stockholder of the Company since the beginning of the previous fiscal year, and their immediate family members. We have adopted written policies and procedures that apply to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. If the Audit Committee determines a related person has a material interest in a transaction, the Audit Committee may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

        Mr. Eugene Hughes, a member of our Board of Directors, previously informed the Company of his intention to retire as an employee of the Company effective as of December 22, 2008. The Company and Mr. Hughes subsequently entered into a Retirement and Consulting Agreement, dated as of December 9, 2008, pursuant to which Mr. Hughes provides consulting services to the Company for an initial term of eight years following his retirement. In exchange for such consulting services, Mr. Hughes will receive (i) annual compensation of $215,000 for the first two years of service, (ii) annual compensation of $100,000 for the remainder of the initial term, (iii) annual compensation of $50,000 after the initial term, and (iv) certain medical and life insurance benefits.

Director Independence

        The Board of Directors has determined that each of the following directors is an "independent director" under NASDAQ standards:

    Robert K. Bowen
    Larry A. Deppe
    Pauline Hughes Francis

Item 8.    Legal Proceedings

Class Action Litigation

        Between April 3, 2006 and June 2, 2006, five separate shareholder class action lawsuits were filed against the Company and certain of its present and former officers and directors in the United States District Court for the District of Utah. These matters were consolidated and on November 3, 2006, the plaintiffs filed a Consolidated Complaint against the Company, the Company's Chief Executive Officer and former director, Douglas Faggioli, the Company's former Chief Financial Officer, Craig D. Huff, and a former director and former Chair of the Company's Audit Committee, Franz L. Cristiani. The Consolidated Complaint asserts three separate claims on behalf of purchasers of the Company's common stock: (1) a claim against Mr. Faggioli and the Company for violation of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, alleging that Mr. Faggioli made a series of alleged material misrepresentations to the investing public; (2) a claim against Mr. Faggioli and the Company for violation of Section 10(b) and Rule 10b-5, alleging that Mr. Faggioli made a series of misrepresentations to the Company's then independent auditor, KPMG, LLP ("KPMG"), for the purpose of obtaining unqualified or "clean" audit opinions and review opinions from KPMG concerning certain of the Company's annual and quarterly financial statements; and (3) a claim against Messrs. Faggioli, Huff and Cristiani for violation of Section 20(a) of the Exchange Act, alleging that the individual defendants have "control person" liability for the previously-alleged violations by the Company. The Consolidated Complaint seeks an unspecified amount of compensatory damages, together with interest thereon, litigation costs and expenses, including attorneys' fees and expert fees, and any such other and further relief as may be allowed by law.

        On January 5, 2007, the Company and Messrs. Faggioli, Huff and Cristiani moved to dismiss the Consolidated Complaint in its entirety. On May 21, 2007, the court issued its decision denying the motion in large part, but shortening the proposed class period on one of the plaintiffs' claims. On June 6, 2007, the Company and the other defendants answered the Consolidated Complaint, wherein they denied all allegations of wrongdoing and raised a number of affirmative defenses. On November 1, 2007, the plaintiffs filed their motion for class certification, which the Company opposed. On September 25, 2008, the court granted the plaintiffs' motion for class certification in part, establishing the class as all persons who purchased or otherwise acquired the Company's common stock, and were damaged thereby, from March 16, 2005 to March 20, 2006. On May 9, 2008, at the invitation of the Court based upon recent case law developments, the Company filed a motion to dismiss the Plaintiffs' second cause of action (a 10b-5 claim based on non-public representations to KPMG). The Plaintiffs opposed this motion. On September 23, 2008, the Court granted the Company's motion and dismissed the Plaintiffs' second cause of action.

        The case is currently in the early stages of discovery. The trial is not scheduled to commence until April 19, 2010. Although the Company and the other defendants are vigorously defending against the allegations in the lawsuit, and the Company intends to continue doing so, the Company is not able at this time to predict the outcome of this litigation or whether the Company will incur any liability associated with the litigation, or to estimate the effect such outcome would have on the financial condition, results of operations, or cash flows of the Company.

        The Company maintains insurance that may provide coverage for the potential consequences of a negative outcome of the litigation described above. The Company has given notice to its insurers of the claims and the insurers have responded by requesting additional information and by reserving their rights under the policies, including the rights to deny coverage under various policy exclusions or to rescind the policies in question as a result of the Company's restatement of its financial statements. There can be no assurance that the insurers will not seek to deny coverage or rescind the policies; that some or all of the claims will not be covered by such policies; or that, even if covered, the Company's ultimate liability will exceed the available insurance.

Threatened Derivative Lawsuits

        By letter dated October 4, 2007, a shareholder of the Company alleged that a number of the current and former officers and directors of the Company breached their fiduciary duties to the Company by supposedly engaging in the same alleged wrongdoing that is the subject of the class action lawsuit. The shareholder demanded that the Company take action to recover from the specified officers and directors all damages sustained by the Company as a result of the alleged misconduct, and threatened to commence a derivative action if the Company failed to act on the shareholder's demand within a reasonable period of time.

        On December 26, 2007, before the expiration of the Company's allotted 90-day period for responding to the demand, the shareholder presented a second but substantively identical demand on the Company, thereby triggering a new 90-day response period. The Company's Board of Directors responded to this demand on March 20, 2008, rejecting the shareholder's demands.

        On May 21, 2008, this same shareholder filed a summons and complaint in the Fourth Judicial District Court for the State of Utah seeking an order compelling the Company to produce certain books and records to the shareholder. The Company filed its answer to the complaint on June 12, 2008.

        Although the Company and the other defendants are vigorously defending against the allegations in the threatened derivative lawsuit above, management believes that it is not possible at this time to predict the outcome of this litigation or whether the Company will incur any liability associated to the litigation, or to estimate the effect such outcome would have on the financial condition, results of operations, or cash flows of the Company.

SEC and DOJ Investigations

        In March 2006, the Company voluntarily disclosed to the SEC certain information related to the independent investigation by the Company's Audit Committee. Since that time, the SEC has subpoenaed certain information and requested that the Company voluntarily provide other information in connection with its subsequent investigation related to these events. The Company is cooperating fully with this investigation. The Company cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on its financial statements.

        In March 2006, the Company voluntarily disclosed to the United States Department of Justice ("DOJ") certain information related to the independent investigation by the Company's Audit Committee. Since that time, the DOJ has requested that the Company voluntarily provide documents and other information in connection with its subsequent investigation related to these events. The Company is cooperating fully with this investigation. The Company cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on the Company's financial statements.

SEC Section 12(j) Proceeding

        On July 12, 2007, the Company announced that the SEC had instituted administrative proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our common stock. On November 8, 2007, an administrative law judge in the administrative proceeding issued an Initial Decision to revoke the registration of the Company's common stock. Shortly thereafter, the Company filed a petition for review with the SEC. On December 5, 2007, the SEC granted its petition for review. The SEC heard oral argument from both the Company and the SEC staff on January 7, 2009. On January 21, 2009, the SEC issued an order affirming the prior decision of the administrative law judge revoking the registration of all classes of the Company's securities registered pursuant to Section 12(g) of the Exchange Act. As a result of this order, broker-dealers are not permitted to effect transactions in the Company's securities until this registration statement on Form 10 becomes effective.

Employee-Related Litigation

        One of the Company's foreign subsidiaries is a defendant in litigation regarding primarily employee-related matters. The Company has recorded accruals of approximately $0.6 million related to this litigation, which is included in accrued liabilities as of September 30, 2008.

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market and Share Prices

        Our common stock was traded on the NASDAQ National Market System (symbol "NATR") until April 5, 2006, the date that the NASDAQ Listing Qualifications Panel determined to delist our common stock from The NASDAQ National Market. Subsequent to delisting of our stock from NASDAQ National Market, our stock was traded on the Pink Sheets (symbol "NATR.PK") until the revocation of our common stock registration on January 21, 2009. The information in the table below reflects the actual high and low sales prices of our stock from January 1, 2006 through April 4, 2006 and the high and low bid information from April 5, 2006 through September 30, 2008.

	Market Prices
2006	High/Best Ask	Low/Best Bid
First Quarter	$18.88	$10.23
Second Quarter through April 4, 2006	12.64	7.83
Second Quarter from April 5, 2006	12.00	8.46
Third Quarter	12.25	8.15
Fourth Quarter	12.00	9.91

	Market Prices
2007	High/Best Ask	Low/Best Bid
First Quarter	$12.60	$11.45
Second Quarter	12.35	10.20
Third Quarter	14.45	11.50
Fourth Quarter	12.50	8.10

	Market Prices
2008	High/Best Ask	Low/Best Bid
First Quarter	$11.00	$7.01
Second Quarter	9.25	6.60
Third Quarter	9.00	6.35

        The Pink Sheets quotations (provided for time periods after April 4, 2006) reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Dividends

        There were 1,069 shareholders of record as of December 31, 2008. During 2007 and 2006, the Company paid quarterly cash dividends of $0.05 per common share. The Company expects to continue to pay cash dividends in the future.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table summarizes securities authorized for issuance under the Company's equity compensation plans as of December 31, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	127,840	$11.69
Equity compensation plans not approved by security holders	135,300	11.85

Total	263,140	$11.77

Item 10.    Recent Sales of Unregistered Securities

        Since January 1, 2006, we have issued and sold the following unregistered securities:

        On July 10, 2006, we issued and sold 500 shares of common stock into the market on behalf of Karen Nichols pursuant to a net exercise of stock options granted under our 1995 Stock Plan and payment to Ms. Nichols of cash proceeds in excess of the exercise price, less applicable tax withholdings. No exemption from the registration requirements of Section 5 of the Securities Act is claimed.

        On February 1, 2007, we issued and sold 95,690 shares of common stock to Douglas Faggioli, our Chief Executive Officer, for cash consideration in an aggregate amount of $735,665 upon the exercise of stock options granted under our 1995 Stock Plan. This sale is exempt from the registration requirement of Section 5 of the Securities Act pursuant to Section 4(2) of the Securities Act.

        On February 2, 2007, we issued and sold 61,330 shares of common stock to Eugene L. Hughes, our founder and Director, for cash consideration in an aggregate amount of $471,505 upon the exercise of stock options granted under our 1995 Stock Plan. This sale is exempt from the registration requirement of Section 5 of the Securities Act pursuant to Section 4(2) of the Securities Act.

        On February 6, 2007, we issued and sold 5,340 shares of common stock to Kent Hastings, our Director of Export Markets, for cash consideration in an aggregate amount of $41,054 upon the exercise of stock options granted under our 1995 Stock Plan. This sale is exempt from the registration requirement of Section 5 of the Securities Act pursuant to Section 4(2) of the Securities Act.

        On July 27, 2007, we issued and sold 500 shares of common stock to the estate of Robert Schaffer for cash consideration in an aggregate amount of $4,157 upon the exercise of stock options granted under our 1995 Stock Plan. This sale is exempt from the registration requirement of Section 5 of the Securities Act pursuant to Section 4(2) of the Securities Act.

Item 11.    Description of Registrant's Securities to be Registered

        The Company has only one class of capital stock, common, no par value, of which 20,000,000 shares are authorized and 15,510,159 are outstanding. Each holder of common stock is entitled to one vote for each share held on all matters voted upon by shareholders, including election of directors. The holders of common stock do not have cumulative voting rights or preemptive or other subscription rights to additional shares of the Company. Shares of common stock are not subject to redemption, calls, or assessments, and outstanding shares of common stock are fully paid and nonassessable.

        The holders of common stock are entitled to receive dividends from funds legally available therefor, when and if declared, on such conditions and at such times as the Board of Directors may designate. In the event of any liquidation, dissolution or winding up of the Company, the holders of the common stock are entitled to receive a pro rata share of any assets distributable. The common stock does not have any conversion or redemption rights.

Item 12.    Indemnification of Directors and Officers

        Section 16-10a-841 of the Utah Revised Business Corporation Act (the "Utah Corporations Law") allows a Utah corporation to provide in its articles of incorporation or by shareholder resolution or in its bylaws for the elimination or limitation of personal liability of a director to the corporation or to its shareholders for monetary damages for any action or omission, as a director, except (i) liability for a financial benefit received by a director to which he was not entitled, (ii) intentional infliction of harm on the corporation or the shareholders, (iii) an unlawful distribution to shareholders in violation of the Utah Corporations Law, and (iv) intentional violation of criminal law.

        Part 9 of the Utah Corporations Law provides for discretionary and mandatory indemnification of directors in certain circumstances. Section 16-10a-902 empowers a corporation to indemnify a director against liability if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the corporation's best interest and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director under Section 16-10a-902 if the director was adjudged liable to the corporation in proceeding by or in the right of the corporation or adjudged liable for deriving an improper personal benefit. All indemnification is limited to reasonable expenses only.

        Section 16-10a-903 requires that, unless limited by the articles of incorporation, a corporation must indemnify a director who was successful in the defense of any proceeding, claim, issue or matter in a proceeding, to which he was a party because he is or was a director. Such indemnification is limited to reasonable expenses incurred and limited to the extent of his success in the proceeding or claim. A director may apply to a court of competent jurisdiction to compel mandatory indemnification by the corporation and the court may also order the corporation to pay the director's reasonable expenses incurred to obtain the court ordered indemnification.

        Under Section 16-10a-904, a corporation may pay for or reimburse the reasonable expenses incurred by a director in advance of final disposition of the proceeding if the director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct, provides a written undertaking personally binding him to pay the advance if it is ultimately determined that he did not meet the standard of conduct, and a determination is made that the facts then known to those making a determination would not preclude indemnification. The director's undertaking need not be secured and may be accepted without reference to financial ability to make repayment. Section 16-10a-906 prohibits a corporation from making any discretionary indemnification, payment or reimbursement of expenses unless a determination has been made that the director has met the applicable standard of conduct.

        The determination required under Sections 16-10a-904 and 16-10a-906 must be made as follows: (1) by a majority vote of a quorum of the board of directors who are not parties to the proceeding; (2) if a quorum cannot be obtained as contemplated by (1) above, by a majority vote of a committee of two or more members of the board of directors who are not parties to the proceeding and are designated by the board of directors; (3) by special legal counsel selected by a quorum of the board of directors or its committee composed of persons determined in the manner prescribed in (1) or (2) above, or if a disinterested quorum of the board of directors or committee is not possible, then selected by a majority vote of the full board of directors, or (4) by a majority of the shareholders entitled to vote by person or proxy at a meeting.

        Section 16-10a-907 entitles an officer of the corporation to both the mandatory and discretionary indemnification and discretionary payment or reimbursement of reasonable expenses on the same basis allowed for directors under the Utah Corporations Law, unless prohibited by a corporation's articles of incorporation.

        Article V of the Company's amended and restated By-laws provides for the elimination or limitation of the personal liability of directors or officers of the Company to the Company, the Company's shareholders and any third party to the full extent permitted by Utah law. Article V of the Company's amended and restated By-laws also provides that the Company will indemnify any individual made a party to a proceeding as a result of being a director or officer of the Company against liability to the fullest extent permitted by Utah law.

        The Company is empowered to purchase insurance against liability of its directors, officers, employees or agents and has in force and effect policies insuring the Company's directors and officers against losses which they may become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by the directors and officers in the discharge of their duties, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers. Such coverage is limited by the specific terms and provisions of the insurance policies.

Item 13.    Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nature's Sunshine Products, Inc.

        We have audited the accompanying consolidated balance sheets of Nature's Sunshine Products, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nature's Sunshine Products, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed its method of accounting for uncertain tax positions to conform with Financial Accounting Interpretation No. 48, "Accounting for Uncertainty in Income Taxes".

/s/ Deloitte & Touche LLP

Salt Lake City, Utah
October 6, 2008

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

As of December 31	2007	2006
Assets
Current Assets:
Cash and cash equivalents	$45,299	$39,061
Accounts receivable, net of allowance for doubtful accounts of $739 and $1,129, respectively	7,450	6,409
Investments available for sale	4,755	6,054
Inventories	35,249	38,639
Deferred income tax assets	8,071	5,727
Prepaid expenses and other current assets	8,153	6,049

Total current assets	108,977	101,939
Property, plant and equipment, net	28,282	30,581
Investment securities	1,674	1,594
Restricted investments	2,075	—
Intangible assets	1,656	755
Deferred income tax assets	5,828	5,732
Other assets	16,846	7,746

	$165,338	$148,347

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$7,009	6,529
Accrued volume incentives	15,922	15,247
Accrued liabilities	44,322	43,816
Deferred revenue	5,207	4,814
Income taxes payable	4,500	7,565

Total current liabilities	76,960	77,971

Liability related to unrecognized tax positions	25,888	—
Deferred compensation payable	1,674	1,594
Other liabilities	424	596

Total long-term liabilities	27,986	2,190

Commitments and Contingencies (Notes 8 and 11)
Shareholders' Equity:
Common stock, no par value; 20,000 shares authorized, 15,510 and 15,348 shares issued and outstanding at December 31, 2007 and 2006, respectively	66,619	64,795
Retained earnings	9,112	20,451
Accumulated other comprehensive loss	(15,339)	(17,060)

Total shareholders' equity	60,392	68,186

	$165,338	$148,347

See accompanying notes to consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share information)

Year Ended December 31	2007	2006	2005
Net Sales Revenue (net of the rebate portion of volume incentives of $43,927, $41,344, and $39,453, respectively)	$366,647	$362,222	$351,684

Costs and Expenses:
Cost of goods sold	70,996	68,745	67,593
Volume incentives	143,884	145,827	144,125
Selling, general and administrative	148,706	139,645	128,381

	363,586	354,217	340,099

Operating Income	3,061	8,005	11,585

Other Income (Expense):
Interest and other income, net	1,409	1,319	821
Interest expense	(69)	(609)	(730)
Foreign exchange gains (losses), net	64	(86)	(253)

	1,404	624	(162)

Income Before Provision for Income Taxes	4,465	8,629	11,423
Provision for Income Taxes	12,702	12,194	7,919

Net (Loss) Income	$(8,237)	$(3,565)	$3,504

Basic Net (Loss) Income Per Common Share	$(0.53)	$(0.23)	$0.23

Diluted Net (Loss) Income Per Common Share	$(0.53)	$(0.23)	$0.23

Basic Common Shares Outstanding	15,495	15,344	15,211

Diluted Common Shares Outstanding	15,495	15,344	15,515

See accompanying notes to consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)

	Common Stock			Accumulated Other Comprehensive Income (Loss)
			Retained Earnings
	Shares	Value			Total
Balance at January 1, 2005	14,875	$55,167	$35,773	$(15,086)	$75,854
Common stock repurchased and retired	(513)	(2,224)	(9,139)	—	(11,363)
Common stock issued under stock option plan	920	7,660	—	—	7,660
Tax benefit related to exercise of stock options	—	3,426	—	—	3,426
Cash dividends ($0.20 per share)	—	—	(3,053)	—	(3,053)
Components of comprehensive income (loss):
Foreign currency translation (net of tax of $308)	—	—	—	(573)
Net unrealized losses on investment securities (net of tax of $17)	—	—	—	(28)
Reclassification adjustment for net realized gains on investment securities included in net income (net of tax of $12)	—	—	—	(20)
Net income	—	—	3,504	—
Total comprehensive income					2,883

Balance at December 31, 2005	15,282	64,029	27,085	(15,707)	75,407
Common stock issued under stock option plan	66	551	—	—	551
Tax benefit related to exercise of stock options	—	215	—	—	215
Cash dividends ($0.20 per share)	—	—	(3,069)	—	(3,069)
Components of comprehensive income (loss):
Foreign currency translation (net of tax of $738)	—	—	—	(1,371)
Net unrealized gains on investment securities (net of tax of $18)	—	—	—	27
Reclassification adjustment for net realized gains on investment securities included in net loss (net of tax of $6)	—	—	—	(9)
Net loss	—	—	(3,565)	—
Total comprehensive loss					(4,918)

Balance at December 31, 2006	15,348	64,795	20,451	(17,060)	68,186
Common stock issued under stock option plan	162	1,252	—	—	1,252
Tax benefit related to exercise of stock options	—	246	—	—	246
Share-based compensation expense	—	326	—	—	326
Cash dividends ($0.20 per share)	—	—	(3,102)	—	(3,102)
Components of comprehensive income (loss):
Foreign currency translation (net of tax of $1,066)	—	—	—	1,625
Net unrealized gains on investment securities (net of tax of $63)	—	—	—	96
Net loss	—	—	(8,237)	—
Total comprehensive loss					(6,516)

Balance at December 31, 2007	15,510	$66,619	$9,112	$(15,339)	$60,392

See accompanying notes to consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts In Thousands)

Year Ended December 31	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(8,237)	$(3,565)	$3,504
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	(208)	(441)	460
Depreciation and amortization	6,409	6,224	5,959
Share-based compensation expense	326	—	—
Tax benefit from stock option exercises	(246)	(215)	3,426
Loss (gain) on sale of property, plant and equipment	(18)	50	(42)
Deferred income taxes	(1,450)	(2,685)	1,108
Amortization of bond discount	48	69	72
Purchase of trading investment securities	(149)	(167)	(261)
Proceeds from sale of trading investment securities	173	570	531
Realized and unrealized (gains) losses on investments	(171)	(157)	68
Amortization of prepaid taxes related to gain on intercompany sales	1,471	1,280	—
Foreign exchange gains	433	497	701
Changes in assets and liabilities (excluding the effects of FIN 48 reclassification as discussed in Note 8):
Accounts receivable	(857)	2,720	1,281
Inventories	3,780	(3,423)	84
Prepaid expenses and other current assets	(1,826)	178	483
Other assets	(323)	(951)	(5,876)
Accounts payable	358	(893)	(31)
Accrued volume incentives	383	(235)	2,408
Accrued liabilities	15,480	11,121	2,357
Deferred revenue	393	137	(425)
Income taxes payable	(3,017)	4,411	1,400
Deferred compensation payable	80	(273)	(195)

Net cash provided by operating activities	12,832	14,252	17,012

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(4,456)	(2,718)	(4,284)
Proceeds from sale of investments available for sale	1,432	1,396	1,718
Purchase of investments available for sale	—	(1,901)	(1,317)
Purchase of restricted investments	(2,075)	—	—
Purchase of intangible assets	(1,000)	(763)	—
Proceeds from sale of property, plant and equipment	398	27	204

Net cash used in investing activities	(5,701)	(3,959)	(3,679)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances on line of credit	—	4,643	27,000
Payments on line of credit	—	(11,643)	(27,500)
Repurchase and retirement of common stock	—	—	(11,363)
Payments of cash dividends	(3,102)	(3,069)	(3,053)
Proceeds from exercise of stock options	1,252	551	7,660
Tax benefit from stock option exercises	246	215	—

Net cash used in financing activities	(1,604)	(9,303)	(7,256)

Effect of exchange rates on cash and cash equivalents	711	196	(895)

Net increase in cash and cash equivalents	6,238	1,186	5,182
Cash and cash equivalents at beginning of the year	39,061	37,875	32,693

Cash and cash equivalents at end of the year	$45,299	$39,061	$37,875

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$11,140	$6,015	$2,867
Cash paid for interest	85	297	388
Supplemental disclosure of noncash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable	$78	$138	$133

See accompanying notes to consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

        Nature's Sunshine Products, Inc. and its subsidiaries (hereinafter referred to collectively as the "Company") are primarily engaged in the manufacturing and marketing of herbal products, vitamin and mineral supplements, personal care, and miscellaneous products. Nature's Sunshine Products, Inc. is a Utah corporation with its principal place of business in Provo, Utah. The Company sells its products to a sales force of independent Distributors and Managers who use the products themselves or resell them to other Distributors or consumers. The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of each of the Company's major product groups are subject to regulation by one or more governmental agencies.

        The Company markets its products in the United States, South Korea, Mexico, Venezuela, Japan, Brazil, Canada, Central America, Colombia, the Dominican Republic, Ecuador, Peru, the United Kingdom, Austria, Germany, the Netherlands, Israel, Taiwan, Thailand, Singapore, Indonesia, Malaysia, the Philippines, Australia, Russia, Ukraine, Latvia, Lithuania, Kazakhstan, Mongolia, and Belarus. The Company also exports its products to several other countries, including Argentina, Australia, Chile, New Zealand, and Norway.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts and transactions of Nature's Sunshine Products, Inc. and its subsidiaries. At December 31, 2007, 2006, and 2005, all of the Company's subsidiaries were wholly owned. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities, in these financial statements and accompanying notes. Actual results could differ from these estimates and those differences could have a material effect on the Company's financial position and results of operations.

        The significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with its evaluation of impairment of long-lived assets, the determination of liabilities related to Distributor and Manager incentives, the determination of income tax assets and liabilities, certain other non-income tax and value-added tax contingencies, legal contingencies, share-based compensation, and the valuation of investments. In addition, significant estimates form the basis for allowances with respect to the collection of accounts receivable, inventory valuations and self-insurance liabilities associated with product liability and medical claims. Various assumptions and other factors enter into the determination of these significant estimates. The process of determining significant estimates takes into account historical experience and current and expected economic conditions.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Substantially all of the Company's cash deposits either exceed the United States federally insured limit or are located in countries that do not have government insured accounts or are subject to tax withholdings when repatriating earnings.

Accounts Receivable Allowances

        Accounts receivable have been reduced by an allowance for amounts that may be uncollectible in the future. This estimated allowance is based primarily on the aging category, historical trends and management's evaluation of the financial condition of the customer. This reserve is adjusted periodically as information about specific accounts becomes available.

Investment Securities

        The Company's investment securities, which are generally categorized as available-for-sale securities, are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss) in shareholders' equity. Unrealized losses on available-for-sale securities that are determined to be other than temporary are included in the determination of net income in the period in which that determination is made. The cost of the securities sold is based on the specific identification method. Realized gains and losses on sales of available-for-sale securities are included in interest and other income.

        The Company also has certain investment securities classified as trading securities. The Company maintains its trading securities portfolio to generate returns that are offset by corresponding changes in certain liabilities related to the Company's deferred compensation plans (see Note 10). The trading securities portfolio consists of marketable securities, which are recorded at fair value and are included in long-term investment securities on the consolidated balance sheets because they remain assets of the Company until they are actually paid out to the participants. The Company has established a rabbi trust to finance obligations under the plan. Both realized and unrealized gains and losses on trading securities are included in interest and other income.

Restricted Investments

        The Company's restricted investments include auction rate preferred investments totaling $2,075 with Merrill Lynch with investment grades of AAA (original date of purchase) as of December 31, 2007. Auction rate preferred investments are similar in nature to auction rate securities in that they are long-term bonds or preferred stocks that act like short-term debt; however unlike auction rate securities, these investments require at least 200% collateral by the issuer. Interest rates for these investments reset in Dutch auctions held weekly. These investments are carried at par, which approximates fair value. The auction process for action rate investments historically provided a liquid market for these investments. However, in the second half of 2007, this process began to deteriorate. While the Company's portfolio was not affected by the auction rate process in 2007, the investments held by the Company experienced auction failures during the first quarter of 2008. An unsuccessful auction is an event when there are fewer securities bid for than are available for sale. As a result, the

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company has reclassified these securities as long-term investments. Given that all of the securities experienced successful auctions prior to December 31, 2007 and the Company has the ability and intent to hold the investments until a successful auction occurs, management does not believe that the current state of the credit markets requires the Company to adjust the fair value of its portfolio of auction rate securities. In addition, the Company has collected all interest payable on the auction rate investments as they are due.

        If the auction rate investments continue to experience unsuccessful auctions, or if the credit rating of the auction rate security issuer or the third party insurer of the issuer of the investments underlying the securities deteriorates, management may be required to adjust the carrying value of the auction rate securities through an impairment charge. While the recent auction failures will limit the Company's ability to liquidate these investments for some period of time, management does not believe the auction failures will impact the Company's ability to fund working capital needs, capital expenditures, or other business requirements. The Company will continue to monitor the state of the credit markets and its potential impact, if any, on the fair value and classification of its portfolio of auction rate securities.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash, cash equivalents, accounts receivable, investments, accounts payable, and line of credit. The carrying values of these financial instruments approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Inventories

        Inventories are stated at the lower-of-cost-or-market, using the first-in, first-out method. The components of inventory cost include raw materials, labor and overhead. To estimate any necessary lower-of-cost-or-market adjustments, various assumptions are made in regard to excess or slow-moving inventories, non-conforming inventories, expiration dates, current and future product demand, production planning, and market conditions.

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for buildings range from 20 to 50 years, building improvements range from 7 to 10 years, machinery and equipment range from 2 to 10 years, and furniture and fixtures range from 2 to 5 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred, and major improvements are capitalized.

Intangible Assets

        Intangible assets consist of purchased product formulations. Such intangible assets are amortized using the straight-line method over the estimated economic lives of the assets of 15 years. Intangible

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets, net of accumulated amortization, totaled $1,656 and $755 at December 31, 2007 and 2006, respectively.

Impairment of Long-Lived Assets

        The Company reviews its long-lived assets, such as property, plant and equipment and intangible assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses an estimate of future undiscounted net cash flows of the related assets or groups of assets over their remaining lives in measuring whether the assets are recoverable. An impairment loss is calculated by determining the difference between the carrying values and the fair values of these assets. At December 31, 2007 and 2006, the Company did not consider any of its long-lived assets to be impaired.

Incentive Trip Accrual

        The Company accrues for expenses for incentive trips associated with its direct sales marketing program, which rewards independent Distributors and Managers with paid attendance at its conventions and meetings. Expenses associated with incentive trips are accrued over qualification periods as they are earned. The Company specifically analyzes incentive trip accruals based on historical and current sales trends as well as contractual obligations when evaluating the adequacy of the incentive trip accrual. Actual results could result in liabilities being more or less than the amounts recorded. The Company has accrued convention and meeting costs of approximately $5,517 and $3,839 at December 31, 2007 and 2006, respectively.

Foreign Currency Translation

        The local currency of the foreign subsidiaries is used as the functional currency, except for subsidiaries operating in highly inflationary economies. The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at year end for assets and liabilities and average exchange rates during each year for the results of operations. Adjustments resulting from translation of financial statements are reflected in accumulated other comprehensive income (loss), net of income taxes. Foreign currency transaction gains and losses are included in interest and other income (expense) in the consolidated statements of operations.

        The functional currency in highly inflationary economies is the U.S. dollar and transactions denominated in the local currency are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates translation adjustments, which are included in the consolidated statements of operations. There were no countries considered to have a highly inflationary economy during 2005, 2006, or 2007.

Revenue Recognition

        Net sales revenue and related volume incentive expenses are recorded when persuasive evidence of an arrangement exists, collectibility is reasonably assured, the amount is fixed and determinable, and title and risk of loss have passed, generally when the merchandise has been delivered. Amounts

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

received for undelivered merchandise are recorded as deferred revenue. Sales revenue is recorded net of the rebate portion of volume incentives. From time to time, the Company's United States operation extends short-term credit associated with product promotions. In addition for certain of the Company's international operations, the Company offers credit terms consistent with industry standards within the country of operation. Payments to Distributors and Managers for sales incentives or rebates are recorded as a reduction of revenue. Membership fees are deferred and amortized as revenue over the life of the membership, which is primarily one year. Prepaid event registration fees are deferred and recognized as revenues when the related event is held.

        Amounts billed to customers for shipping and handling are reported as a component of net sales revenue. Shipping and handling revenues of approximately $9,453, $10,131, and $9,110 were reported as net sales revenue for the years ended December 31, 2007, 2006, and 2005, respectively. The corresponding shipping and handling expenses are reported in selling, general and administrative expenses and approximated the amounts reported as net sales revenue.

        Taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including sales, use, value-added, and some excise taxes, are presented on a net basis (excluded from net sales) as permitted by Emerging Issues Task Force (EITF) 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (that is, Gross versus Net Presentation)."

Advertising Costs

        Advertising costs are expensed as incurred. Advertising expense incurred for the years ended December 31, 2007, 2006, and 2005 totaled approximately $1,547, $1,453, and $1,665, respectively.

Research and Development

        All research and development costs are expensed as incurred and classified in selling, general and administrative expense. Total research and development expenses were approximately $1,940, $1,920, and $1,754 in 2007, 2006, and 2005, respectively.

Income Taxes

        Income taxes are recorded using the asset and liability method. This method recognizes a liability or asset for the deferred income tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. Net deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the realization of its deferred tax assets, the Company considers all available positive and negative evidence, including past operating results and forecasts of future taxable income, including tax planning strategies. These forecasts require significant judgment and assumptions to estimate future taxable income and are based on the plans and estimates that the Company uses to manage its business. The Company has established a valuation allowance against its deferred tax assets

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

in each jurisdiction where it cannot conclude that it is more likely than not that such assets will be realized. In the event that actual results differ from the forecasts or the Company adjusts the forecasts or assumptions in the future, the resulting change in the valuation allowance could have a significant impact on future income tax expense (see Note 8).

        The Company is subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of the Company's business there are calculations and transactions, including transfer pricing, where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. The Company believes that it has adequately provided for income tax issues not yet resolved with federal, state, local and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which the Company determines that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds the Company's estimate of tax liabilities, an additional charge to expense would be required.

        On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, "Accounting for Income Taxes". Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The adoption of FIN 48 did not have a material impact on the consolidated financial statements.

Net Income Per Common Share

        Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income (loss) per common share.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all years:

	Net Income (Loss) (Numerator)	Shares (Denominator)	Net Income (Loss) Per Share Amount
Year Ended December 31, 2007
Basic EPS	$(8,237)	15,495	$(0.53)
Effect of options	—	—	—

Diluted EPS	$(8,237)	15,495	$(0.53)

Year Ended December 31, 2006
Basic EPS	$(3,565)	15,344	$(0.23)
Effect of options	—	—	—

Diluted EPS	$(3,565)	15,344	$(0.23)

Year Ended December 31, 2005
Basic EPS	$3,504	15,211	$0.23
Effect of options	—	304	—

Diluted EPS	$3,504	15,515	$0.23

        Because of net losses in the years ended December 31, 2007 and 2006, oustanding common stock options of 307 and 432, respectively, were not included in the computation of diluted earnings per share because the effect on net loss per share would be antidilutive. For the year ended December 31, 2005, there were outstanding options to purchase 15 shares of common stock that were not included in the computation of Diluted EPS because the options' exercise prices were greater than the average market price of the common shares during the year.

Share-Based Compensation

        Effective January 1, 2006, the Company adopted Statements of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. This accounting utilizes a "modified grant-date" approach in which the fair value of an equity award is estimated on the grant date without regard to service or performance vesting conditions. The Company adopted SFAS No. 123(R) using the "modified prospective" transition method. Under this transition method, compensation expense was recognized beginning January 1, 2006 based on the requirements of SFAS No. 123(R) for all stock options vesting after December 31, 2005. Upon adoption, there were no unvested stock options, and therefore, the impact of adopting SFAS No. 123(R) was not significant. Under SFAS No. 123(R), the Company records compensation expense over the vesting period of the stock options based on the fair value of the stock options on the date of grant.

        Prior to January 1, 2006, the Company accounted for stock option compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by SFAS

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, the Company did not record any compensation expense for stock options, as the exercise price of the option was equal to or greater than the quoted market price of the stock on the date of grant. Had compensation expense been determined consistent with SFAS No. 123(R), the Company's net income and net income per common share would have been reduced to the following pro forma amounts for the year ended December 31, 2005:

Year ended December 31		2005
Net Income	As reported	$3,504
	Stock option expense, net of tax	(199)
	Pro forma	3,305
Basic Earnings Per Share	As reported	$0.23
	Stock option expense, net of tax	(0.01)
	Pro forma	0.22
Diluted Earnings Per Share	As reported	$0.23
	Stock option expense, net of tax	(0.01)
	Pro forma	0.22

        There were no stock option grants for the years ended December 31, 2006 or 2005.

Comprehensive Income (Loss)

        Comprehensive income (loss) includes all changes in shareholders' equity except those resulting from investments by, and distributions to, shareholders. Accordingly, the Company's comprehensive income (loss) includes net income (loss), net unrealized gains (losses) on investment securities, reclassifications of realized gains, and foreign currency adjustments that arise from the translation of the financial statements of the Company's foreign subsidiaries.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which became effective for the Company on January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. In February 2008, the FASB issued FASB Staff Position FAS No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP No. 157-2"), which delays the Company's January 1, 2008, effective date of FSP No. 157-2 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually) until January 1, 2009. The Company adopted SFAS No. 157 on January 1, 2008, and that adoption did not have a material effect on the Company's consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 1: NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Although this statement is voluntary, it is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company adopted SFAS No. 159 on January 1, 2008. The adoption of the standard did not have a material effect on the Company's consolidated financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, "Materiality", when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 141R is effective January 1, 2009, and will be applied prospectively. The impact of adopting SFAS No. 141R will depend on the nature and terms of future acquisitions.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interest as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interest. The Company is currently evaluating the impact of SFAS 160 on the Company's consolidated financial statements.

        In December 2007, the SEC issued SAB No. 110. SAB No. 110 expresses the views of the SEC regarding the use of a "simplified" or "shortcut" method, as discussed in SAB No. 107, "Share-Based Payment", in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R). The guidance in SAB 110 is effective as of January 1, 2008. The impact of adopting SAB No. 110 did not have a material effect on the Company's consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 2: INVENTORIES

        The composition of inventories is as follows:

As of December 31	2007	2006
Raw materials	$8,175	$8,670
Work in process	912	1,224
Finished goods	26,162	28,745

	$35,249	$38,639

NOTE 3: PROPERTY, PLANT AND EQUIPMENT

        The composition of property, plant and equipment is as follows:

As of December 31	2007	2006
Land and improvements	$2,208	$2,208
Buildings and improvements	29,387	28,624
Machinery and equipment	17,018	16,724
Furniture and fixtures	25,476	27,066

	74,089	74,622
Accumulated depreciation and amortization	(45,807)	(44,041)

	$28,282	$30,581

        Depreciation expense was $6,310, $6,216, and $5,959 for the years ended December 31, 2007, 2006, and 2005, respectively.

NOTE 4: INTANGIBLE ASSETS

        The Company acquired certain product formulations during the years ended December 31, 2007 and 2006. At December 31, 2007 and 2006, the product formulations had a carrying amount of $1,763 and $763, accumulated amortization of $107 and $8, and a net amount of $1,656 and $755, respectively. The estimated useful life of the product formulations is estimated to be 15 years.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 4: INTANGIBLE ASSETS (Continued)

        Amortization expense for intangible assets for the years ended December 31, 2007 and 2006 was $99 and $8, respectively. Estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

Year Ending December 31:	Estimated Amortization Expense
2008	$118
2009	118
2010	118
2011	118
2012	118
Thereafter	1,066

Total	$1,656

NOTE 5: INVESTMENT SECURITIES

        The amortized cost and estimated fair values of available-for-sale securities by balance sheet classification are as follows:

As of December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$3,536	$36	$(6)	$3,566
U.S. Government Securities Funds	680	3	—	683
Equity securities	239	267	—	506

Total short-term investment securities	$4,455	$306	$(6)	$4,755

As of December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$5,034	$14	$(31)	$5,017
U.S. Government Securities Funds	646	—	—	646
Equity securities	212	179	—	391

Total investment securities	$5,892	$193	$(31)	$6,054

        Contractual maturities of municipal obligations fair value at December 31, 2007, are as follows:

Mature after one year through five years	$1,733
Mature after five years	1,833

Total	$3,566

        During 2007, 2006, and 2005, the proceeds from the sales of available-for-sale securities were $1,432, $1,396, and $1,718, respectively. The gross realized gains on sales of available-for-sale securities

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 5: INVESTMENT SECURITIES (Continued)

(net of tax) were $0, $14, and $23 for the years ended December 31, 2007, 2006, and 2005, respectively. The gross realized losses on the sales of available-for-sale securities were $0, $5, and $3 for the years ended December 31, 2007, 2006, and 2005, respectively.

        The Company's trading securities portfolio totaled $1,674 and $1,594 at December 31, 2007 and 2006, respectively, and generated gains of $171 and $148 for the years ended December 31, 2007 and 2006, respectively, and a loss of $88 for the year ended December 31, 2005.

        As of December 31, 2007 and 2006, the Company had unrealized losses of $6 and $31, respectively, in its municipal obligations investments. These losses are due to the interest rate sensitivity of these investments.

NOTE 6: ACCRUED LIABILITIES

        The composition of accrued liabilities is as follows:

As of December 31	2007	2006
Tax contingencies (See Note 11)	$6,624	$16,826
Sales, use, and property tax	8,833	5,568
Salaries and employee benefits	8,545	4,750
Convention costs	5,517	3,839
Other	14,803	12,833

Total	$44,322	$43,816

NOTE 7: ACCUMULATED OTHER COMPREHENSIVE LOSS

        The components of accumulated other comprehensive loss, net of tax, are as follows:

	Foreign Currency Translation Adjustments	Net Unrealized Gains (Losses) On Available-For-Sale Securities	Total Accumulated Other Comprehensive Loss
Balance as of January 1, 2005	$(15,210)	$124	$(15,086)
Activity, net of tax	(573)	(48)	(621)

Balance as of December 31, 2005	(15,783)	76	(15,707)
Activity, net of tax	(1,371)	18	(1,353)

Balance as of December 31, 2006	(17,154)	94	(17,060)
Activity, net of tax	1,625	96	1,721

Balance as of December 31, 2007	$(15,529)	$190	$(15,339)

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 8: INCOME TAXES

        Income (loss) from operations before provision (benefit) for income taxes are taxed under the following jurisdictions:

Year Ended December 31	2007	2006	2005
Domestic	$265	$1,138	$(1,345)
Foreign	4,200	7,491	12,768

Total	$4,465	$8,629	$11,423

        Components of the provision (benefit) for income taxes for each of the three years in the period ended December 31, 2007 are as follows:

Year Ended December 31	2007	2006	2005
Current:
Federal	$5,161	$3,848	$(782)
State	1,196	388	(280)
Foreign	7,795	10,643	7,873

Subtotal	14,152	14,879	6,811

Deferred:
Federal	(1,324)	(2,173)	1,163
State	(527)	237	(163)
Foreign	401	(749)	108

Subtotal	(1,450)	(2,685)	1,108

Total provision for income taxes	$12,702	$12,194	$7,919

        The income tax benefits associated with employee exercises of options under the nonqualified stock option plan decreased the income taxes payable by $246, $215, and $3,426 in 2007, 2006, and 2005, respectively. These benefits were recorded as an increase to common stock.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 8: INCOME TAXES (Continued)

        The provision for income taxes, as a percentage of income before provision for income taxes, differs from the statutory U.S. federal income tax rate due to the following:

Year Ended December 31	2007	2006	2005
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal income tax benefit	10.6	4.8	(3.5)
Foreign taxes	17.1	(3.1)	0.8
Valuation allowance change	61.1	29.3	(2.3)
Tax contingencies	16.0	54.0	38.6
Foreign exchange gains	(0.7)	9.9	—
Gain on sale of intercompany assets	25.2	12.9	—
Charitable contributions	(0.9)	(2.5)	(0.6)
Extra territorial income	—	(2.6)	(2.9)
Foreign tax rate differential	5.6	—	(5.6)
Intercompany loan translation adjustment	18.1	—	—
Unrecognized tax benefits	104.4	—	—
Meals and entertainment	2.4	1.2	0.9
Tax adjustment for inflation	(7.1)	(0.7)	(0.9)
Domestic manufacturing deduction	(3.7)	(0.9)	—
Nondeductible foreign expenses	6.2	2.1	2.3
Other	(4.8)	1.9	7.5

Effective income tax rate	284.5%	141.3%	69.3%

        Pretax earnings of a foreign subsidiary or affiliate are subject to U.S. taxation when effectively repatriated. The Company does not intend to reinvest undistributed earnings indefinitely in the Company's foreign subsidiaries.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 8: INCOME TAXES (Continued)

        The significant components of the deferred tax assets (liabilities) are as follows:

As of December 31	2007	2006
Inventory	$1,829	$2,087
Accrued liabilities	5,560	3,264
Impaired investments	757	750
Deferred compensation	785	613
Amortization of intangibles	1,014	1,129
Bad debts	497	492
Net operating losses	4,304	2,346
Capital losses	688	785
Foreign tax and withholding credits	3,953	3,953
Non-income tax accruals	3,013	1,918
Health insurance accruals	730	596
Cumulative translation adjustment—outside basis	1,302	1,050
Accelerated depreciation	139	—
Other deferred tax assets	2,328	2,319
Valuation allowance	(11,290)	(7,822)

Total deferred tax assets	15,609	13,480

Accelerated depreciation	—	(489)
Other deferred tax liabilities	(2,446)	(2,324)

Total deferred tax liabilities	(2,446)	(2,813)

Total deferred taxes, net	$13,163	$10,667

        The components of deferred tax assets (liabilities), net are as follows:

Year Ended December 31	2007	2006
Net current deferred tax assets	$8,071	$5,727
Net non-current deferred tax assets	5,828	5,732

Total net deferred tax assets	13,899	11,459

Net current deferred tax liabilities	(312)	(338)
Net non-current deferred tax liabilities	(424)	(454)

Total net deferred tax liabilities	(736)	(792)

Total deferred tax assets, net	$13,163	$10,667

        Net current deferred tax liabilities are included in accrued liabilities and net non-current deferred tax liabilities are included in other liabilities in the consolidated balance sheets.

        Management has provided a valuation allowance of $11,290 and $7,822 as of December 31, 2007 and 2006, respectively, for certain deferred tax assets, including foreign net operating losses and foreign

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 8: INCOME TAXES (Continued)

tax credits, for which management cannot conclude it is more likely than not that they will be realized. The Company reviewed its tax positions and increased its valuation allowance by approximately $3,468 and $2,525 for 2007 and 2006, respectively, and decreased its valuation allowance by $259 for 2005.

        At December 31, 2007, foreign subsidiaries had unused operating loss carryovers of approximately $7,705. Generally, the tax net operating losses will expire at various dates from 2008 through 2012. For financial reporting purposes, the release of these valuation allowances would reduce income tax expenses. The Company has approximately $3,348 of foreign tax credits which begin to expire at various times starting in 2012.

        The Company is subject to regular audits by federal, state and foreign tax authorities. These audits may result in additional tax liabilities. The Company believes it has appropriately provided for income taxes for all years. Several factors drive the calculation of its tax reserves. Some of these factors include: (i) the expiration of various statutes of limitations; (ii) changes in tax law and regulations; (iii) issuance of tax rulings; and (iv) settlements with tax authorities. Changes in any of these factors may result in adjustments to the Company's reserves, which would impact its reported financial results.

        The Company's federal income tax returns for 2002 through 2007 are open to examination for federal tax purposes. The Company has several foreign tax jurisdictions which have open tax years from 2000 through 2007. The IRS is currently conducting an audit of the Company's U.S. federal income tax returns for the 2003 through 2005 tax years. The Company believes the outcome of these matters will not have a material adverse effect on the consolidated results of operations or consolidated financial position.

        The Company adopted the provisions of FIN 48 on January 1, 2007, which did not result in a cumulative-effect adjustment. The total liability for unrecognized tax benefits at January 1, 2007, including accrued interest and penalties of approximately $2,501, was approximately $11,156 all of which would favorably impact the Company's effective tax rate if recognized. The Company accounts for interest expense and penalties for unrecognized tax benefits as part of its income tax provision. The Company anticipates that unrecognized tax benefits will increase approximately $2,000 to $3,600 within the next twelve months due to additional transactions related to commissions and transfer pricing.

        During the twelve-month period ended December 31, 2007, the Company added approximately $4,728 to its liability for unrecognized tax benefits all of which would favorably impact its effective tax rate if recognized. Included in this amount is approximately $1,773 for the twelve-month period ended December 31, 2007, related to interest expense and penalties. In addition, the Company recorded an unrecognized tax benefit related to the lapse of applicable statue of limitations of approximately $64 all of which favorably impacted its effective tax rate. The total outstanding balance for liabilities related to unrecognized tax benefits at December 31, 2007 was $15,820, which included the liability related to unrecognized tax positions in the consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 8: INCOME TAXES (Continued)

        Prior to the adoption of FIN 48 in 2007, the Company has historically recorded uncertain tax positions in accordance with SFAS No. 5, and has included such amounts in accrued liabilities. In conjunction with the adoption of FIN 48, as of December 31, 2007, the Company has reclassified such tax uncertainties out of accrued liabilities in accordance with FIN 48 as follows:

  1)
  Reduction in accrued liabilities of approximately $15,820

  2)
  Increase in other assets (due to competent authority and royalty benefits) of approximately $10,068

  3)
  Increase in liability related to unrecognized tax positions of approximately $25,888

        Although the Company believes its estimates are reasonable, the Company can make no assurance that the final tax outcome of these matters will not be different from that which it has reflected in its historical income tax provisions and accruals. Such difference could have a material impact on the Company's income tax provision and operating results in the period in which the Company makes such determination.

        A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions, excluding interest and penalties, is as follows for the year ended December 31, 2007:

2007
Unrecognized tax benefits, opening balance	$13,030
Tax positions taken in a prior period
Gross increases	—
Gross decreases	—
Tax positions taken in the current period
Gross increases	8,592
Gross decreases	—
Settlements with taxing authorities	—
Lapse of applicable statute of limitations	(8)

Unrecognized tax benefits, ending balance	$21,614

NOTE 9: CAPITAL TRANSACTIONS

Common Stock

        During 2007 and 2006, the Company did not repurchase any shares of common stock. During 2005, the Company repurchased 513 shares of common stock for a total of $11,363 upon the completion of Dutch Auction tender offers. The Dutch Auction tender offers were open to all shareholders of the Company including employees. Employees were required to tender outstanding shares and be at risk consistent with all shareholders. The repurchased shares have been accounted for as retired shares.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 9: CAPITAL TRANSACTIONS (Continued)

Share-Based Compensation

        The Company maintained a stock option plan, which expired in 2005 ("the Plan"). The Plan provided for the granting or awarding of certain nonqualified stock options to officers, directors and other employees. The term, not to exceed 10 years, and the vesting and exercise period of each stock option awarded under the Plan were determined by the Company's Board of Directors. All grants were made at the quoted fair market value of the stock at the date of grant.

        Stock option activity for 2007, 2006, and 2005 consisted of the following:

	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at January 1, 2005	1,463	$8.94
Granted	—	—
Forfeited or canceled	(40)	11.28
Exercised	(920)	8.32

Options outstanding at December 31, 2005	503	9.89
Granted	—	—
Forfeited or canceled	(5)	9.25
Exercised	(66)	8.37

Options outstanding at December 31, 2006	432	10.13
Granted	140	11.85
Forfeited or canceled	(102)	10.74
Exercised	(163)	7.69

Options outstanding at December 31, 2007	307	$12.01

        The weighted average grant date fair value of options granted was $3.85 for the year ended December 31, 2007. The aggregate intrinsic values on the dates of exercise of options exercised during the years ended December 31, 2007, 2006, and 2005 were $623, $567, and $9,981, respectively. Intrinsic value is defined as the difference between the current market value of the underlying common stock and the grant price for options with exercise prices less than the market values on such dates.

        During the year ended December 31, 2007, the Company issued 140 nonqualified stock options outside the stock option plan. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended December 31, 2007:

2007
Expected life (in years)	3.5
Risk-free interest rate	4.5%
Expected volatility	42.88%
Dividend yield	1.76%

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 9: CAPITAL TRANSACTIONS (Continued)

        Expected option lives and volatilities are based on historical data of the Company. Our risk free interest rate is calculated as the average U.S. Treasury bill rate that corresponds with the option life. The Company has paid cash dividends totaling $3,102, $3,069, and $3,053 for the years ended December 31, 2007, 2006, and 2005, respectively.

        Share-based compensation expense from nonqualified stock options for the years ended December 31, 2007 was approximately $326 and the related tax benefit was approximately $124. There was no share-based compensation expense in 2006 and 2005. As of December 31, 2007, there was approximately $86 of total unrecognized share-based compensation cost related to grants described above that will be recognized over a weighted-average period of 0.25 years.

        The following table summarizes information about options outstanding and exercisable at December 31, 2007.

	Options Outstanding			Options Exercisable
Range of Option Prices Per Share	Options Outstanding	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price Per Share	Options Outstanding	Weighted-Avg. Exercise Price Per Share
$6.87 to $9.99	32	4.9	$8.35	32	$8.35
$10.00 to $11.99	163	5.1	11.73	23	11.02
$12.00 to $19.71	112	1.4	13.45	112	13.45

	307	3.7	$12.01	167	$12.14

        The aggregate intrinsic value of 307 options vested and expected to vest was $36 at December 31, 2007. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2007 was $36.

NOTE 10: EMPLOYEE BENEFIT PLANS

Deferred Compensation Plans

        The Company sponsors a qualified deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code. The Company makes matching contributions of 100 percent of employee contributions up to a maximum of five percent of the employee's compensation. The Company's contributions to the plan vest after a period of three years. During 2007, 2006, and 2005, the Company contributed to the plan approximately $1,087, $887, and $970, respectively.

        The Company provides a nonqualified deferred compensation plan for its officers and certain key employees. Under this plan, participants may defer up to 100 percent of their annual salary and bonus. Although participants direct the investment of these funds, they are classified as trading securities and are included in long-term investment securities on the consolidated balance sheets because they remain assets of the Company until they are actually paid out to the participants. The Company has established a trust to finance obligations under the Plan. At the end of each year and at other times provided under the plan, the Company adjusts its obligation to a participant by the investment return or loss on the funds selected by the participant under rules established in the plan. Upon separation of

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 10: EMPLOYEE BENEFIT PLANS (Continued)

employment of the participant with the Company, the obligation owed to the participant under the plan will be paid as a lump sum or over a period of either three or five years (and will continue to be adjusted by the applicable investment return or loss during the period of pay-out). The Company had deferred compensation plan assets of approximately $1,674 and $1,594 as of December 31, 2007 and December 31, 2006, respectively. The change in the liability associated with the deferred compensation plan is recorded in the deferred compensation payable.

Management and Employee Bonus Plan

        The Company has a discretionary bonus plan that provides for participants to receive payments based upon the achievement of specified annual increases in net sales revenue and operating income, as well as individual objectives. The expense related to the bonus plan was approximately $3,580, $2,325, and $2,449 for the years ended December 31, 2007, 2006, and 2005, respectively. These amounts were accrued as liabilities in the respective year-end consolidated balance sheets. All United States employees as well as key international employees participate in the bonus plan.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Contractual Obligations

        The Company leases certain facilities and equipment used in its operations and accounts for leases with escalating payments using the straight-line method. The Company incurred expenses of approximately $5,358, $5,496, and $3,863 in connection with operating leases during 2007, 2006, and 2005, respectively. The approximate aggregate commitments under non-cancelable operating leases in effect at December 31, 2007 were as follows:

Year Ending December 31
2008	$4,145
2009	2,528
2010	1,105
2011	619
2012	349
Thereafter	154

$8,900

        The Company enters into contracts with suppliers to ensure the availability of both botanical and non-botanical raw materials, as well as packing materials, in advance of its annual requirements. As of December 31, 2007, the Company has entered into non-cancelable purchase agreements for $9,206 related to fiscal year 2008 production needs.

Legal Proceedings

        Currently, the Company is a party to various legal proceedings, including those noted below. Management cannot predict the ultimate outcome of these proceedings, individually or in the aggregate, or their resulting effect on the Company's business, financial position, results of operations

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 11: COMMITMENTS AND CONTINGENCIES (Continued)

or prospects as litigation and related matters are subject to inherent uncertainties, and unfavorable rulings could occur. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the business, financial position, results of operations, cash flows or prospects for the period in which the ruling occurs or future periods. The Company maintains directors' and officers' liability, product liability, general liability and excess liability insurance coverage. However, no assurances can be given that such insurance will continue to be available at an acceptable cost to the Company, that such coverage will be sufficient to cover one or more large claims, or that the insurers will not successfully disclaim coverage as to a pending or future claim.

Class Action Litigation

        Between April 3, 2006 and June 2, 2006, five separate shareholder class action lawsuits were filed against the Company and certain of its present and former officers and directors in the United States District Court for the District of Utah. These matters were consolidated and on November 3, 2006, the plaintiffs filed a Consolidated Complaint against the Company, the Company's Chief Executive Officer and former director, Douglas Faggioli, the Company's former Chief Financial Officer, Craig D. Huff, and a former director and former Chair of the Company's Audit Committee, Franz L. Cristiani. The Consolidated Complaint asserts three separate claims on behalf of purchasers of the Company's common stock: (1) a claim against Mr. Faggioli and the Company for violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, alleging that Mr. Faggioli made a series of alleged material misrepresentations to the investing public; (2) a claim against Mr. Faggioli and the Company for violation of Section 10(b) and Rule 10b-5, alleging that Mr. Faggioli made a series of misrepresentations to the Company's then independent auditor, KPMG, LLP ("KPMG"), for the purpose of obtaining unqualified or "clean" audit opinions and review opinions from KPMG concerning certain of the Company's annual and quarterly financial statements; and (3) a claim against Messrs. Faggioli, Huff and Cristiani for violation of Section 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), alleging that the individual defendants have "control person" liability for the previously-alleged violations by the Company. The Consolidated Complaint seeks an unspecified amount of compensatory damages, together with interest thereon, litigation costs and expenses, including attorneys' fees and expert fees, and any such other and further relief as may be allowed by law.

        On January 5, 2007, the Company and Messrs. Faggioli, Huff and Cristiani moved to dismiss the Consolidated Complaint in its entirety. On May 21, 2007, the court issued its decision denying the motion in large part, but shortening the proposed class period on one of the plaintiffs' claims. On June 6, 2007, the Company and the other defendants answered the Consolidated Complaint, wherein they denied all allegations of wrongdoing and raised a number of affirmative defenses. On November 1, 2007, the plaintiffs filed their motion for class certification, which the Company opposed. On September 25, 2008, the court granted the plaintiffs' motion for class certification in part, establishing the class as all persons who purchased or otherwise acquired the Company's common stock, and were damaged thereby, from March 16, 2005 to March 20, 2006. On May 9, 2008, at the invitation of the Court based upon recent case law developments, the Company filed a motion to dismiss the Plaintiffs' second cause of action (a 10b-5 claim based on non-public representations to KPMG). The Plaintiffs opposed this motion. On September 23, 2008, the Court granted the Company's motion and dismissed the Plaintiffs' second cause of action.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 11: COMMITMENTS AND CONTINGENCIES (Continued)

        The case is currently in the early stages of discovery. The trial is not scheduled to commence until April 19, 2010. Although the Company and the other defendants are vigorously defending against the allegations in the lawsuit, and the Company intends to continue doing so, the Company is not able at this time to predict the outcome of this litigation or whether the Company will incur any liability associated to the litigation, or to estimate the effect such outcome would have on the financial condition, results of operations, or cash flows of the Company.

        The Company maintains insurance that may provide coverage for the potential consequences of a negative outcome of the litigation described above. The Company has given notice to its insurers of the claims and the insurers have responded by requesting additional information and by reserving their rights under the policies, including the rights to deny coverage under various policy exclusions or to rescind the policies in question as a result of the Company's restatement of its financial statements. There can be no assurance that the insurers will not seek to deny coverage or rescind the policies; that some or all of the claims will not be covered by such policies; or that, even if covered, the Company's ultimate liability will exceed the available insurance.

Threatened Derivative Lawsuits

        By letter dated October 4, 2007, a shareholder of the Company alleged that a number of the current and former officers and directors of the Company breached their fiduciary duties to the Company by supposedly engaging in the same alleged wrongdoing that is the subject of the class action lawsuit. The shareholder demanded that the Company take action to recover from the specified officers and directors all damages sustained by the Company as a result of the alleged misconduct, and threatened to commence a derivative action if the Company failed to act on the shareholder's demand within a reasonable period of time.

        On December 26, 2007, before the expiration of the Company's allotted 90-day period for responding to the demand, the shareholder presented a second but substantively identical demand on the Company, thereby triggering a new 90-day response period. The Company's Board of Directors responded to this demand on March 20, 2008, rejecting the shareholder's demands.

        On May 21, 2008, this same shareholder filed a summons and complaint in the Fourth Judicial District Court for the State of Utah seeking an order compelling the Company to produce certain books and records to the shareholder. The Company filed its answer to the complaint on June 12, 2008.

        Although the Company and the other defendants are vigorously defending against the allegations in the threatened derivative lawsuit above, management believes that it is not possible at this time to predict the outcome of this litigation or whether the Company will incur any liability associated to the litigation, or to estimate the effect such outcome would have on the financial condition, results of operations, or cash flows of the Company.

SEC and DOJ Investigations

        In March 2006, the Company voluntarily disclosed to the SEC certain information related to the independent investigation by the Company's Audit Committee. Since that time, the SEC has subpoenaed certain documents and voluntarily requested other information in connection with its

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 11: COMMITMENTS AND CONTINGENCIES (Continued)

subsequent investigation related to these events. The Company is cooperating fully with this investigation. The Company cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on its financial statements.

        In March 2006, the Company voluntarily disclosed to the United States Department of Justice ("DOJ") certain information related to the independent investigation by the Company's Audit Committee. Since that time, the DOJ has requested that the Company voluntarily provide documents and other information in connection with its subsequent investigation related to these events. The Company is cooperating fully with this investigation. The Company cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on the Company's financial statements.

SEC Section 12(j) Proceeding

        On July 12, 2007, the Company announced that the SEC had instituted administrative proceedings pursuant to Section 12(j). On November 8, 2007, an administrative law judge in the administrative proceeding issued an Initial Decision to revoke the registration of the Company's common stock. Shortly thereafter, the Company filed a petition for review with the SEC. On December 5, 2007, the SEC granted its petition for review. The SEC had scheduled oral argument regarding the Company's petition on October 1, 2008. The SEC has now rescheduled the oral argument for an unspecified future date. The Company cannot predict the outcome of such review at this time. The Initial Decision of the administrative law judge will not become effective pending the review. The Company cannot presently predict what, if any, impact the SEC's ultimate determination may have on our financial statements or the materiality of such impact, if any. If a final order is issued by the SEC revoking the registration of our common stock, broker-dealers would not be permitted to effect transactions in shares of our common stock until the Company files a new registration with the SEC under the Exchange Act and that registration is made effective.

Self-Insurance Liabilities

        Similar to other manufacturers and distributors of products that are ingested, the Company faces an inherent risk of exposure to product liability claims in the event that, among other things, the use of its products results in injury. Effective April 12, 2004, the Company complied with the FDA's ban on the ingredient ephedra. The Company carries insurance in the types and amounts it considers reasonably adequate to cover the risks associated with its business. On June 1, 2003, the Company established a wholly owned captive insurance company to provide it with product liability insurance coverage. The Company has accrued an amount that it believes is sufficient to cover probable and reasonably estimable liabilities related to product liability claims based on the Company's history of such claims. However, there can be no assurance that these estimates will prove to be sufficient nor can there be any assurance that the ultimate outcome of any litigation for product liability will not have a material negative impact on the Company's business prospects, financial position, results of operations, or cash flows.

        The Company self-insures for certain employee medical benefits. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. The liabilities include amounts for actual claims and claims incurred but not reported. Actual experience, including claim

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 11: COMMITMENTS AND CONTINGENCIES (Continued)

frequency and severity as well as health care inflation, could result in actual liabilities being more or less than the amounts currently recorded.

        The Company has accrued $2,306 and $1,503 for product liability and employee medical claims at December 31, 2007 and 2006, respectively, and such amounts are included in accrued liabilities on the Company's consolidated balance sheets.

Employee-Related Litigation

        One of the Company's foreign subsidiaries is a defendant in litigation regarding primarily employee-related matters. The Company has recorded accruals of approximately $600 and $836 related to this litigation at December 31, 2007 and 2006, respectively, which is included in accrued liabilities.

Tax Contingencies

        The Company has reserved for uncertain tax positions and certain state sales and use tax contingencies based on the likelihood of an obligation in accordance with SFAS No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. The Company provides provisions for potential payments of income and other tax to various tax authorities for contingencies related to uncertain tax position and other issues. The Company also provides provisions for state sales taxes in each of the states where the Company has potential nexus. At December 31, 2006, the Company accrued $21,661 (including estimated interest and penalties) in accrued liabilities in the accompanying consolidated balance sheets for such uncertain tax positions ($12,242) and various other non-income tax contingencies ($9,419). During 2007, in conjunction with the adoption of FIN 48, the Company reclassified all uncertain tax contingencies (including interest and penalties) out of accrued liabilities as discussed in Note 8. As of December 31, 2007, accrued liabilities include $14,393 related to non-income tax contingencies. While management believes that the assumptions and estimates used to determine this liability are reasonable, the ultimate outcome of those matters cannot presently be determined. The Company is not able at this time to predict the ultimate outcomes of those matters or to estimate the effect the ultimate outcomes, if greater than the amounts accrued, would have on the financial condition, results of operations, or cash flows of the Company.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 11: COMMITMENTS AND CONTINGENCIES (Continued)

Government Regulations

        The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising, and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax and customs authorities. Any assertions or determination that either the Company or the Company's Distributors are not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country or jurisdiction, the adoption of new statutes, laws, rules or regulations, or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 12: OPERATING BUSINESS SEGMENT AND INTERNATIONAL OPERATION INFORMATION

        The Company has three reportable business segments. These reportable segments are components of the Company for which separate information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

        The Company has two reportable business segments based on geographic operations that include a United States segment and an international segment that operate under the Nature's Sunshine Products name. The Company's third reportable business segment is Synergy Worldwide, which offers products with formulations different from those of the Nature's Sunshine Products offerings. In addition, Synergy Worldwide's marketing and Distributor compensation plans are sufficiently different from those of Nature's Sunshine Products. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Sales revenues for each segment have been reduced by any intercompany sales as they are not included in the measure of segment profit or loss reviewed by the chief operating decision maker. The Company evaluates performance based on operating income (loss) by segment before consideration of certain inter-segment transfers and expenses.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 12: OPERATING BUSINESS SEGMENT AND INTERNATIONAL OPERATION INFORMATION (Continued)

        Reportable business segment information for the years ended December 31, 2007, 2006, and 2005 is as follows:

Year Ended December 31	2007	2006	2005
Net Sales Revenue:
Nature's Sunshine Products:
United States	$148,254	$148,374	$148,325
International	149,822	130,596	119,988

	298,076	278,970	268,313
Synergy Worldwide	68,571	83,252	83,371

Total net sales revenue	366,647	362,222	351,684

Operating Expenses:
Nature's Sunshine Products:
United States	153,522	152,446	149,265
International	137,123	118,976	104,262

	290,645	271,422	253,527
Synergy Worldwide	72,941	82,795	86,572

Total operating expenses	363,586	354,217	340,099

Operating Income (Loss):
Nature's Sunshine Products:
United States	(5,268)	(4,072)	(940)
International	12,699	11,620	15,726

	7,431	7,548	14,786
Synergy Worldwide	(4,370)	457	(3,201)

Total operating income	3,061	8,005	11,585

Other Income (Expense), net	1,404	624	(162)

Income Before Provision for Income Taxes	$4,465	$8,629	$11,423

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 12: OPERATING BUSINESS SEGMENT AND INTERNATIONAL OPERATION INFORMATION (Continued)

Year Ended December 31	2007	2006	2005
Capital Expenditures:
Nature's Sunshine Products:
United States	$3,000	$1,488	$2,896
International	422	630	609

	3,422	2,118	3,505
Synergy Worldwide	974	605	868

Total capital expenditures	$4,396	$2,723	$4,373

Depreciation and Amortization:
Nature's Sunshine Products:
United States	$3,729	$4,074	$3,834
International	1,161	854	1,175

	4,890	4,928	5,009
Synergy Worldwide	1,519	1,296	950

Total depreciation and amortization	$6,409	$6,224	$5,959

As of December 31	2007	2006
Assets:
Nature's Sunshine Products
United States	$93,322	$86,045
International	47,223	39,420

	140,545	125,465
Synergy Worldwide	24,793	22,882

Total Assets	$165,338	$148,347

        From an individual country perspective, only the United States, Japan, and Russia comprise approximately 10 percent or more of consolidated net sales revenue for any of the years ended December 31, 2007, 2006, and 2005 as follows:

Year Ended December 31	2007	2006	2005
Net Sales Revenue:
United States	$152,943	$157,132	$158,052
Japan	45,554	52,301	55,540
Russia	34,314	28,394	23,710
Other	133,836	124,395	114,382

Total Net Sales Revenue	$366,647	$362,222	$351,684

        Revenues by product group have not been disclosed as management has determined that it is impracticable to accumulate the information.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 12: OPERATING BUSINESS SEGMENT AND INTERNATIONAL OPERATION INFORMATION (Continued)

        From an individual country perspective, only the United States comprises 10 percent or more of consolidated long-lived assets, consisting of property, plant and equipment and intangible assets, as follows:

As of December 31	2007	2006
Long-Lived Assets:
United States	$25,022	$25,601
Other	4,916	5,735

Total Long-Lived Assets	$29,938	$31,336

NOTE 13: RELATED PARTY TRANSACTIONS

        The Company maintains split-dollar life insurance policies on certain executives. The cash surrender value of $294 and $313 related to such policies is recorded in other assets as of December 31, 2007 and 2006, respectively.

NOTE 14: SUBSEQUENT EVENTS

        In January 2008, the Company purchased a warehouse in Venezuela for approximately $4,000. The warehouse was purchased with cash from cash balances maintained in Venezuela.

        Since December 31, 2007, the Company has declared quarterly cash dividends of five cents per common share.

NOTE 15: SUMMARY OF QUARTERLY OPERATIONS (SEE NOTE 1)—UNAUDITED

        As part of the Company's review of the quarterly results for 2008, it identified errors in the unaudited quarterly results for the fiscal year 2007 previously disclosed in its Annual Report on Form 10-K for the year ended December 31, 2007. The errors were related to the misapplication of quarterly consolidation entries to recognize or defer the timing of revenue recognition, and the directly related costs and expenses, of customer orders related to when title passes upon delivery, consistent with the Company's policy and the correction of certain cost of sales and selling, general and administrative expenses to the appropriate quarters. The quarterly tax provision amounts were also corrected to primarily reflect the impact of the corrections noted above and to adjust for certain other tax provision amounts in accordance with interim tax provision guidance. The Company determined that while the amounts for the fiscal year ended 2007 were correct; amounts were incorrectly recorded in the four unaudited quarterly results. As a result, the Company has recorded adjustments to each of the summary quarterly results presented in Note 15 of the Company's Annual Report on Form 10-K. Consequently, net sales revenue, operating income, and diluted earnings per share increased by approximately $1,692, $3,821 and $0.06 per share, respectively, for the three months ended March 31, 2007; net sales revenue and operating income increased by $705 and $1,850, respectively; and diluted earnings per share decreased by $0.06 per share, for the three months ended June 30, 2007; net sales revenue and diluted earnings per share increased $1,639 and $0.16 per share, respectively; operating losses increased by $2,238 for the three months ended September 30, 2008; and net sales revenue,

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except per share information)

NOTE 15: SUMMARY OF QUARTERLY OPERATIONS (SEE NOTE 1)—UNAUDITED (Continued)

operating income, and diluted earnings per share decreased $4,036, $3,433, and $0.16 per share, respectively, for the three months ended December 31, 2007.

        There was no impact on beginning or ending retained earnings, revenues, or expenses for the fiscal year ended December 31, 2007, as a result of this adjustment.

        The following tables present the impact of the restatement adjustments on the Company's unaudited summary of quarterly operations for each of the three month periods ended March 31, 2007, June 31, 2007, September 31, 2007, and December 31, 2007 (amounts in thousands):

	For the Quarters Ended
	March 31, 2007		June 30, 2007		September 30, 2007		December 31, 2007
	As Previously Presented	As Restated	As Previously Presented	As Restated	As Previously Presented	As Restated	As Previously Presented	As Restated
Net sales revenue	$91,986	$93,678	$89,831	$90,536	$86,574	$88,213	$98,256	$94,220
Cost of goods sold	19,106	18,520	17,934	15,939	15,744	18,325	18,212	18,212
Gross profit	72,880	75,158	71,897	74,597	70,830	69,888	80,044	76,008
Volume incentives	37,809	36,666	35,385	35,734	34,346	35,140	36,344	36,344
Selling, general and administrative	36,305	35,905	34,720	35,221	39,056	39,558	38,625	38,022
Operating (loss) income	(1,234)	2,587	1,792	3,642	(2,572)	(4,810)	5,075	1,642
Other income (expense), net	949	949	160	160	426	426	(131)	(131)
(Loss) income before income taxes	(285)	3,536	1,952	3,802	(2,146)	(4,384)	4,944	1,511
Taxes	2,622	5,470	3,506	6,242	1,887	(2,761)	4,687	3,751
Net loss	(2,907)	(1,934)	(1,554)	(2,440)	(4,033)	(1,623)	257	(2,240)
Basic net loss per share	(0.19)	(0.13)	(0.10)	(0.16)	(0.26)	(0.10)	0.02	(0.14)
Diluted net loss per share	(0.19)	(0.13)	(0.10)	(0.16)	(0.26)	(0.10)	0.02	(0.14)

        The following table displays the unaudited interim consolidated statements of operations for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and December 31, 2006.

	For the Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Net sales revenue	$87,989	$89,506	$92,458	$92,269
Cost of goods sold	17,841	16,526	18,233	16,145
Gross profit	70,148	72,980	74,225	76,124
Volume incentives	35,788	36,858	36,027	37,154
Selling, general and administrative	36,983	35,391	32,438	34,833
Operating income (loss)	(2,623)	731	5,760	4,137
Other income (expense), net	522	845	282	(1,025)
Income (loss) before income taxes	(2,101)	1,576	6,042	3,112
Taxes	1,366	2,819	4,583	3,426
Net income (loss)	(3,467)	(1,243)	1,459	(314)
Basic net income (loss) per share	(0.23)	(0.08)	0.09	(0.02)
Diluted net income (loss) per share	(0.23)	(0.08)	0.09	(0.02)

        Basic and diluted net income (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Thousands)

(Unaudited)

September 30, 2008
Assets
Current Assets:
Cash and cash equivalents	$39,886
Accounts receivable, net of allowance for doubtful accounts of $1,623	7,616
Investments available for sale	3,876
Inventories, net	38,571
Deferred income tax assets	8,492
Prepaid expenses and other current assets	9,967

Total current assets	108,408
Property, plant and equipment, net	30,526
Investment securities	1,537
Restricted investments	2,050
Intangible assets	1,557
Deferred income tax assets	5,828
Other assets	17,230

$167,136

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$7,946
Accrued volume incentives	17,397
Accrued liabilities	46,259
Deferred revenue	3,434
Income taxes payable	7,350

Total current liabilities	82,386

Liability related to unrecognized tax positions	26,075
Deferred compensation payable	1,537
Other liabilities	311

Total long-term liabilities	27,923

Shareholders' Equity:
Common Stock, no par value; 20,000 shares authorized, 15,510 shares issued and outstanding as of September 30, 2008	66,705
Retained earnings	5,476
Accumulated other comprehensive loss	(15,354)

Total shareholders' equity	56,827

$167,136

See accompanying notes to condensed consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per-share information)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Net Sales Revenue (net of the rebate portion of volume incentives of $32,717 and $32,224, respectively)	$291,105	$272,427

Cost and Expenses:
Cost of goods sold	53,159	52,784
Volume incentives	113,716	107,540
Selling, general and administrative	117,882	110,684

	284,757	271,008

Operating Income	6,348	1,419
Other (Expense) Income, Net	(495)	1,535

Income Before Provision for Income Taxes	5,853	2,954
Provision for Income Taxes	7,163	8,952

Net Loss	$(1,310)	$(5,998)

Basic Net Loss Per Common Share	$(0.08)	$(0.39)

Diluted Net Loss Per Common Share	$(0.08)	$(0.39)

Weighted Average Basic Common Shares Outstanding	15,510	15,495

Weighted Average Diluted Common Shares Outstanding	15,510	15,495

See accompanying notes to condensed consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,310)	$(5,998)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision of doubtful accounts	1,027	405
Depreciation and amortization	4,381	4,734
Share-based compensation expense	86	244
Tax benefit from stock option exercises	—	(246)
Loss (Gain) on sale of property, plant and equipment	62	(18)
Deferred income taxes	(531)	(1,184)
Amortization of bond discount	29	36
Purchase of trading investment securities	(119)	(115)
Proceeds from sale of trading investment securities	78	134
Realized and unrealized losses (gains) on investments	261	(394)
Amortization of prepaid taxes related to gain on intercompany sales	942	1,103
Foreign exchange (gains) losses	(100)	621
Changes in assets and liabilities:
Accounts receivable	(1,207)	(272)
Inventories	(3,523)	3,217
Prepaid expenses and other current assets	(1,843)	(9,841)
Other assets	(942)	364
Accounts payable	1,299	282
Accrued volume incentives	1,591	1,237
Accrued liabilities	2,614	16,324
Deferred revenue	(1,773)	(1,280)
Income taxes payable	2,745	(2,193)
Liability related to unrecognized tax positions	187	—
Deferred compensation payable	(137)	72

Net cash provided by operating activities	3,817	7,232

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(6,767)	(3,540)
Proceeds from sale of investments available for sale	640	1,432
Purchase of restricted investments	—	(2,075)
Proceeds from sale of restricted investments	25	—
Purchase of intangible assets	—	(1,000)
Proceeds from sale of property, plant and equipment	79	398

Net cash used in investing activities	(6,023)	(4,785)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of cash dividends	(2,327)	(2,327)
Proceeds from exercise of stock options	—	1,252
Tax benefit from stock option exercises	—	246

Net cash used in financing activities	(2,327)	(829)
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(880)	651

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,413)	2,269
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	45,299	39,061

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$39,886	$41,330

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$2,169	$7,800
Cash paid for interest	$59	$40

See accompanying notes to condensed consolidated financial statements.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(1) Basis of Presentation

        Nature's Sunshine Products, Inc. and its subsidiaries (hereinafter referred to collectively as the "Company") are primarily engaged in the manufacturing and marketing of herbal products, vitamin and mineral supplements, personal care, and miscellaneous products. Nature's Sunshine Products, Inc. is a Utah corporation with its principal place of business in Provo, Utah. The Company sells its products to a sales force of independent Distributors and Managers who use the products themselves or resell them to other Distributors or consumers. The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of each of the Company's major product groups are subject to regulation by one or more governmental agencies.

        The Company markets its products in the United States, China, Hong Kong, Poland, South Korea, Mexico, Venezuela, Japan, Brazil, Canada, Central America, Colombia, the Dominican Republic, Ecuador, Peru, the United Kingdom, Austria, Germany, the Netherlands, Israel, Taiwan, Thailand, Singapore, Indonesia, Malaysia, the Philippines, Australia, Russia, Ukraine, Latvia, Lithuania, Kazakhstan, Mongolia, and Belarus. The Company also exports its products to several other countries, including Argentina, Australia, Chile, New Zealand, and Norway.

        The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's financial information as of September 30, 2008, and for the nine months ended September 30, 2008 and 2007. The results of operations of the interim period are not necessarily indicative of the results of operations to be expected for the fiscal year ending December 31, 2008.

        These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in this registration statement.

(2) Inventories

        Inventories consist of the following:

September 30, 2008
Raw Materials	$9,151
Works in Progress	885
Finished Goods	28,535

Total	$38,571

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(3) Net Loss Per Share

        Basic net loss per common share or "Basic EPS" is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share "Diluted EPS" reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of common stock equivalents that would have an anti-dilutive effect on net loss per common share.

        The following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for the nine months ended September 30, 2008 and 2007.

	Net Loss (Numerator)	Shares (Denominator)	Per Share Amount
Nine Months Ended September 30, 2008
Basic EPS	$(1,310)	15,510	$(0.08)
Effect of stock options	—	—	—

Diluted EPS	$(1,310)	15,510	$(0.08)

Nine Months Ended September 30, 2007
Basic EPS	$(5,998)	15,495	$(0.39)
Effect of stock options	—	—	—

Diluted EPS	$(5,998)	15,495	$(0.39)

        For the nine months ended September 30, 2008 and 2007, as a result of the Company's net loss for each period, there were no options outstanding to purchase shares of common stock included in the computation of Diluted EPS, as their effect would have been anti-dilutive.

(4) Comprehensive Loss

        The components of comprehensive net loss, net of related tax, for the nine-month periods ended September 30, 2008 and 2007, respectively, are as follows:

	Nine Months Ended September 30,
	2008	2007
Net loss	$(1,310)	$(5,998)
Foreign currency translation gain	87	211
Net unrealized (losses) gains on investment securities	(101)	58

Total comprehensive loss	$(1,324)	$(5,729)

(5) Share-based Compensation

        Share-based compensation expense from non-qualified stock options for the nine-months periods ended September 30, 2008 and 2007 was $86 and $244, respectively; the related tax benefit was

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(5) Share-based Compensation (Continued)

approximately $33 and $93, respectively. As of September 30, 2008, there was no unrecognized share-based compensation related to issued qualified or non-qualified employee stock options.

        Stock option activity for the nine-months ended September 30, 2008 is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at December 31, 2007	307	$12.01
Granted	—	—
Forfeited or canceled	(25)	12.65
Exercised	—	—

Options outstanding at September 30, 2008	282	11.95

Exercisable at September 30, 2008	282	$11.95

        No options were granted during the nine month periods ended September 30, 2008. The Company issued 140 nonqualified stock options outside the stock plan during the nine months ended September 30, 2007, with a weighted average grant date fair value of $3.85 per share.

        For the nine months ended September 30, 2007, the Company issued 164 shares of common stock upon the exercise of stock options at an average price of $11.85. The aggregate intrinsic values on the dates of exercise of options exercised during the nine month period ended September 30, 2007 was $624. No options were exercised during the nine month period ended September 30, 2008. The aggregate intrinsic value of options outstanding and exercisable at September 30, 2008 was $6.

(6) Segment Information

        The Company has three reportable business segments. These reportable segments are components of the Company for which separate information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

        The Company has two reportable business segments based on geographic operations that include a United States segment and an international segment that operate under the Nature's Sunshine Products name. The Company's third reportable business segment is Synergy Worldwide, which offers products with formulations different from those of the Nature's Sunshine Products offerings. In addition, Synergy Worldwide's marketing and Distributor compensation plans are substantially different from those of Nature's Sunshine Products. Sales revenues for each segment have been reduced by any intercompany sales as they are not included in the measure of segment profit or loss reviewed by the chief operating decision maker. The Company evaluates performance based on operating income (loss) by segment before consideration of certain inter-segment transfers and expenses.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(6) Segment Information (Continued)

        Reportable segment information is as follows:

	Nine Months Ended September 30,
	2008	2007
Net Sales Revenue:
Nature's Sunshine Products:
United States	$115,380	$112,189
International	132,758	107,994

	248,138	220,183
Synergy Worldwide	42,967	52,244

Total net sales revenues	291,105	272,427
Operating Expenses:
Nature's Sunshine Products:
United States	113,925	117,333
International	123,431	96,420

	237,356	213,753
Synergy Worldwide	47,401	57,255

	284,757	271,008
Operating Income (Loss):
Nature's Sunshine Products:
United States	1,455	(5,144)
International	9,327	11,574

	10,782	6,430
Synergy Worldwide	(4,434)	(5,011)

	6,348	1,419
Other (Expenses) Income, Net	(495)	1,535

Income (Loss) Before Provision for Income Taxes	$5,853	$2,954

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(6) Segment Information (Continued)

        From an individual country perspective, only the United States, Japan, Russia and Ukraine compromise approximately 10 percent or more of net sales revenue for any of the nine month periods ended September 30, 2008 and 2007 as follows:

	Nine Months Ended September 30,
	2008	2007
Net Sales Revenue:
United States	$116,147	$121,337
Japan	29,164	34,283
Russia	32,848	22,155
Ukraine	28,127	18,970
Other	84,819	75,682

Total Net Sales Revenue	$291,105	$272,427

        Revenues by product group have not been disclosed as management has determined that it is impracticable to accumulate information.

        Segment long-lived assets as of September 30, 2008 are as follows:

September 30, 2008
Long-Lived Assets:
United States	$23,588
Venezuela	4,513
Other	3,982

Total Long-Lived Assets	$32,083

(7) Income Taxes

        Interim income taxes are based on an estimated annualized effective tax rate applied to the respective interim period, adjusted for discrete tax items in the period in which they occur. For the nine months ended September 30, 2008 and 2007, the Company's provision for income taxes, as a percentage of income before income taxes, is 122 percent and 303 percent, respectively, compared with a US federal statutory rate of 35 percent. For the nine months ended September 30, 2008 and 2007, the differences between the effective rate and the federal statutory rate are primarily attributed to increases in tax liabilities associated with uncertain tax positions and increases in foreign valuation allowances primarily related to foreign subsidiary net losses for which no tax benefit is currently being recognized.

        The increase in the Company's effective tax rate for the three months ended September 30, 2008 compared to the corresponding period in 2007 is primarily the result of the pre-tax loss of the 2007 period compared to the pre-tax income for the 2008 period. The decrease in the Company's effective

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(7) Income Taxes (Continued)

tax rate for the nine months ended September 30, 2008 compared to the corresponding period in 2007 is primarily related to a increase in the pretax income balance in 2008 where similar tax expense items, including uncertain tax positions and valuation allowances, have a smaller impact on the effective rate.

        As of September 30, 2008, the Company had accrued $16.0 million (net of $10.1 million of other assets related to competent authority and royalty benefits) related to unrecognized tax positions compared with $15.8 million (net of $10.1 million of other assets related to competent authority and royalty benefits) as of December 31, 2007. This net increase is primarily attributed to additional liabilities recorded related to commission payment withholdings in foreign jurisdictions and transfer pricing.

        Although the Company believes its estimates are reasonable, the Company can make no assurance that the final tax outcome of these matters will not be different from that which it has reflected in its historical income tax provisions and accruals. Such difference could have a material impact on the Company's income tax provision and operating results in the period in which the Company makes such determination.

(8) Commitments and Contingencies

        The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising, and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax and customs authorities. Any assertions or determinations that either the Company or the Company's Distributors are not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country or jurisdiction, the adoption of new statutes, laws, rules or regulations, or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

Legal Proceedings

        Currently, the Company is a party to various legal proceedings, including those noted below. Management cannot predict the ultimate outcome of these proceedings, individually or in the aggregate, or their resulting effect on the Company's business, financial position, results of operations or prospects as litigation and related matters are subject to inherent uncertainties, and unfavorable rulings could occur. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the business, financial position, results of operations, cash flows or prospects for the period in which the ruling occurs or future periods. The Company maintains directors' and officers' liability, product liability, general liability and excess liability insurance coverage. However, no assurances can be given that such insurance will continue to be available at an acceptable cost to the

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(8) Commitments and Contingencies (Continued)

Company, that such coverage will be sufficient to cover one or more large claims, or that the insurers will not successfully disclaim coverage as to a pending or future claim.

Class Action Litigation

        Between April 3, 2006 and June 2, 2006, five separate shareholder class action lawsuits were filed against the Company and certain of its present and former officers and directors in the United States District Court for the District of Utah. These matters were consolidated and on November 3, 2006, the plaintiffs filed a Consolidated Complaint against the Company, the Company's Chief Executive Officer and former director, Douglas Faggioli, the Company's former Chief Financial Officer, Craig D. Huff, and a former director and former Chair of the Company's Audit Committee, Franz L. Cristiani. The Consolidated Complaint asserts three separate claims on behalf of purchasers of the Company's common stock: (1) a claim against Mr. Faggioli and the Company for violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, alleging that Mr. Faggioli made a series of alleged material misrepresentations to the investing public; (2) a claim against Mr. Faggioli and the Company for violation of Section 10(b) and Rule 10b-5, alleging that Mr. Faggioli made a series of misrepresentations to the Company's then independent auditor, KPMG, LLP ("KPMG"), for the purpose of obtaining unqualified or "clean" audit opinions and review opinions from KPMG concerning certain of the Company's annual and quarterly financial statements; and (3) a claim against Messrs. Faggioli, Huff and Cristiani for violation of Section 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), alleging that the individual defendants have "control person" liability for the previously-alleged violations by the Company. The Consolidated Complaint seeks an unspecified amount of compensatory damages, together with interest thereon, litigation costs and expenses, including attorneys' fees and expert fees, and any such other and further relief as may be allowed by law.

        On January 5, 2007, the Company and Messrs. Faggioli, Huff and Cristiani moved to dismiss the Consolidated Complaint in its entirety. On May 21, 2007, the court issued its decision denying the motion in large part, but shortening the proposed class period on one of the plaintiffs' claims. On June 6, 2007, the Company and the other defendants answered the Consolidated Complaint, wherein they denied all allegations of wrongdoing and raised a number of affirmative defenses. On November 1, 2007, the plaintiffs filed their motion for class certification, which the Company opposed. On September 25, 2008, the court granted the plaintiffs' motion for class certification in part, establishing the class as all persons who purchased or otherwise acquired the Company's common stock, and were damaged thereby, from March 16, 2005 to March 20, 2006. On May 9, 2008, at the invitation of the Court based upon recent case law developments, the Company filed a motion to dismiss the Plaintiffs' second cause of action (a 10b-5 claim based on non-public representations to KPMG). The Plaintiffs opposed this motion. On September 23, 2008, the Court granted the Company's motion and dismissed the Plaintiffs' second cause of action.

        The case is currently in the early stages of discovery. The trial is not scheduled to commence until April 19, 2010. Although the Company and the other defendants are vigorously defending against the allegations in the lawsuit, and the Company intends to continue doing so, the Company is not able at this time to predict the outcome of this litigation or whether the Company will incur any liability

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(8) Commitments and Contingencies (Continued)

associated to the litigation, or to estimate the effect such outcome would have on the financial condition, results of operations, or cash flows of the Company.

        The Company maintains insurance that may provide coverage for the potential consequences of a negative outcome of the litigation described above. The Company has given notice to its insurers of the claims and the insurers have responded by requesting additional information and by reserving their rights under the policies, including the rights to deny coverage under various policy exclusions or to rescind the policies in question as a result of the Company's restatement of its financial statements. There can be no assurance that the insurers will not seek to deny coverage or rescind the policies; that some or all of the claims will not be covered by such policies; or that, even if covered, the Company's ultimate liability will exceed the available insurance.

Threatened Derivative Lawsuits

        By letter dated October 4, 2007, a shareholder of the Company alleged that a number of the current and former officers and directors of the Company breached their fiduciary duties to the Company by supposedly engaging in the same alleged wrongdoing that is the subject of the class action lawsuit. The shareholder demanded that the Company take action to recover from the specified officers and directors all damages sustained by the Company as a result of the alleged misconduct, and threatened to commence a derivative action if the Company failed to act on the shareholder's demand within a reasonable period of time.

        On December 26, 2007, before the expiration of the Company's allotted 90-day period for responding to the demand, the shareholder presented a second but substantively identical demand on the Company, thereby triggering a new 90-day response period. The Company's Board of Directors responded to this demand on March 20, 2008, rejecting the shareholder's demands.

        On May 21, 2008, this same shareholder filed a summons and complaint in the Fourth Judicial District Court for the State of Utah seeking an order compelling the Company to produce certain books and records to the shareholder. The Company filed its answer to the complaint on June 12, 2008.

        Although the Company and the other defendants are vigorously defending against the allegations in the threatened derivative lawsuit above, management believes that it is not possible at this time to predict the outcome of this litigation or whether the Company will incur any liability associated to the litigation, or to estimate the effect such outcome would have on the financial condition, results of operations, or cash flows, of the Company.

SEC and DOJ Investigations

        In March 2006, the Company voluntarily disclosed to the SEC certain information related to the independent investigation by the Company's Audit Committee. Since that time, the SEC has subpoenaed certain documents and voluntarily requested other information in connection with its subsequent investigation related to these events. The Company is cooperating fully with this

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(8) Commitments and Contingencies (Continued)

investigation. The Company cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on its financial statements.

        In March 2006, the Company voluntarily disclosed to the United States Department of Justice ("DOJ") certain information related to the independent investigation by the Company's Audit Committee. Since that time, the DOJ has requested that the Company voluntarily provide documents and other information in connection with its subsequent investigation related to these events. The Company is cooperating fully with this investigation. The Company cannot predict what impact, if any, and the materiality of such impact, if any, the conclusion of this matter may have on the Company's financial statements.

SEC Section 12(j) Proceeding

        On July 12, 2007, the Company announced that the SEC had instituted administrative proceedings pursuant to Section 12(j) of the Exchange Act to suspend or revoke the registration of our common stock. On November 8, 2007, an administrative law judge in the administrative proceeding issued an Initial Decision to revoke the registration of the Company's common stock. Shortly thereafter, the Company filed a petition for review with the SEC. On December 5, 2007, the SEC granted its petition for review. The SEC heard oral argument from both the Company and the SEC staff on January 7, 2009. On January 21, 2009, the SEC issued an order affirming the prior decision of the administrative law judge revoking the registration of all classes of the Company's securities registered pursuant to Section 12(g) of the Exchange Act. As a result of this order, broker-dealers are not permitted to effect transactions in the Company's securities until this registration statement on Form 10 becomes effective.

Non-Income Tax Contingencies

        The Company has reserved for certain state sales/use tax and other non-income tax contingencies based on the likelihood of an obligation in accordance with SFAS No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. The Company provides provisions for potential payments of tax to various tax authorities for contingencies related to uncertain positions for non-income tax matters. The Company also provides provisions for state sales taxes in each of the states where the Company has potential nexus. As of September 30, 2008, accrued liabilities include $19,337 related to non-income tax contingencies. While management believes that the assumptions and estimates used to determine this liability are reasonable, the ultimate outcome of those matters cannot presently be determined. The Company is not able at this time to predict the ultimate outcomes of those matters or to estimate the effect the ultimate outcomes, if greater than the amounts accrued, would have on the financial condition, results of operations, or cash flows of the Company.

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(9) Fair Value

        On January 1, 2008, the Company adopted the effective portions of SFAS No. 157 "Fair Value Measurements". In February 2008, the FASB issued FSP No. 157-2, which provides a one year deferral of the effective date of SFAS No. 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Therefore, the Company adopted the provisions of SFAS No. 157 with respect to only financial assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure requirements for fair value. This statement does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants at the measurement date. On a quarterly basis, the Company measures at fair value certain financial assets, including cash equivalents, available-for-sale securities, restricted investments and investment securities. The adoption of this statement did not have a material impact on the 2008 consolidated financial statements.

        As a basis for categorizing these inputs, SFAS 157 establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

  Level 1: Inputs based upon quoted market prices for identical assets or liabilities in active markets at the measurement date.

  Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level 3: Inputs that are management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

        The following table presents the Company's hierarchy for its asset and liabilities measured at fair value on a recurring basis as of September 30, 2008:

	Level 1	Level 2	Level 3
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Investments available for sale	$1,034	$2,842	$—	$3,876
Investment securities	1,537	—	—	1,537
Restricted investments	—	—	2,050	2,050

Total assets measured at fair value on a recurring basis.	$2,571	$2,842	$2,050	$7,463

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(9) Fair Value (Continued)

        Investments available for sale—The majority of the Company's investment portfolio consist of various fixed income securities such as U.S government and state and municipal bonds, mutual funds, and equity securities. The Level 1 securities are valued using quoted prices for identical assets in active markets including equity securities, U.S. government treasuries, and various mutual funds. The Level 2 securities include investments in state and municipal bonds, whereby all significant inputs are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.

        Investment securities—The majority of the Company's trading portfolio consists of various mutual funds that are using quoted prices in active markets.

        Restricted investments—The Company's restricted investments include auction rate preferred investments that have failed at auction during the first quarter of 2008. Despite the underlying long-term contractual maturity of auction-rate securities ("ARS"), there was historically a ready liquid market for these securities based on the interest reset mechanism. However, as a result of current negative liquidity and uncertainty in financial credit markets, the Company experienced "failed" auctions associated with our ARS. In the case of a failed auction, the ARS become illiquid investments (until a future auction is successful or the security is called prior to the contractual maturity date by the issuer) and the rates are reset in accordance with terms in the prospectus/offering circular. At September 30, 2008, restricted investments included $2,050 in ARS which experienced remarketing failures and are included in long-term assets.

        The ARS consist primarily of AAA securities. In determining the fair value of the Company's restricted investments at September 30, 2008, the Company has taken into consideration fair values determined by the financial institutions, current credit rating of the underlying securities, insurance provisions, discounted cash flow analysis, as deemed appropriate, and its current liquidity position. In January 2009, the Company redeemed these securities at par.

        The following table shows a reconciliation of the beginning and ending fair value measurements using significant unobservable inputs for the nine months ended September 30, 2008:

Total
Balance at January 1, 2008	$2,075
Net unrealized gains included in earnings	—
Sales of restricted investments	(25)
Purchases	—

Balance at September 30, 2008	$2,050

NATURE'S SUNSHINE PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in Thousands, Except Per-Share Information)

(Unaudited)

(10) Summary of Quarterly Operations

        The following table presents the Company's unaudited summary of quarterly operations for each of the three month periods ended March 31, 2008, June 30, 2008, and September 30, 2008 (amounts in thousands):

	For the Quarter Ended
	March 31, 2008	June 30, 2008	September 30, 2008
Net sales revenue	$98,557	$97,879	$94,669
Cost of goods sold	19,217	16,796	17,146
Gross profit	79,340	81,083	77,523
Volume incentives	38,703	38,425	36,588
Selling, general and administrative	39,738	39,280	38,864
Operating income	899	3,378	2,071
Other income (expense), net	(359)	312	(448)
Income before income taxes	540	3,690	1,623
Taxes	983	4,391	1,789
Net loss	(443)	(701)	(166)
Basic net loss per share	(0.03)	(0.05)	(0.01)
Diluted net loss per share	(0.03)	(0.05)	(0.01)

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        As previously disclosed and as described above, the Audit Committee engaged an independent, nationally recognized law firm to assist in the investigation in November 2005 and the law firm, in turn, engaged a nationally recognized independent, registered public accounting firm to provide further assistance. One independent member of the Audit Committee and an outside independent consultant, who later became a director and independent member of the Audit Committee (the "Special Committee"), oversaw the work of the independent law firm and independent accounting firm assisting in the investigation (the "Investigative Team"). On March 15, 2006, the Audit Committee received an oral preliminary report (the "Preliminary Report") from the Investigative Team on the preliminary findings of the investigation to that date. The Preliminary Report noted certain weaknesses in the Company's internal controls and recommended certain remedial measures be taken by the Company in connection with the findings of the investigation. Representatives of KPMG LLP ("KPMG") were present for the presentation of the Preliminary Report by the Investigative Team. Based on the Preliminary Report, the Audit Committee, in consultation with KPMG, determined that certain of the Company's previously issued financial statements should no longer be relied upon and reported such determination in a Current Report on Form 8-K filed on March 20, 2006. While the Company has consistently believed and disclosed that the amount of any errors and the periods to which they related had not been determined and finalized as of March 20, 2006 (stated in the Current Report on Form 8-K filed on March 20, 2006), KPMG stated in a letter to the Company dated April 14, 2006 (filed as Exhibit 99.1 to Current Report on Form 8-K filed April 18, 2006) that it disagreed with that statement because the Investigative Team had identified both the proposed amount of the errors and the period in which they occurred.

        On March 24, 2006, KPMG requested a meeting with the members of the Audit Committee other than Franz Cristiani, the then-Chairman of the Audit Committee. At this meeting, held telephonically on March 26, 2006, KPMG informed the members of the Company's Board who were present that, based on its interpretation of the findings presented in the Preliminary Report on March 15, 2006 and subsequent meetings with the Audit Committee and the Investigative Team, KMPG required that (i) all of the recommended remedial measures in the Preliminary Report be implemented and, on or before April 10, 2006, the Company provide KPMG with a plan of remediation covering the implementation of such measures; (ii) the Board be enhanced to add additional independent members; (iii) Franz Cristiani be removed from the Board by the end of the day on March 28, 2006; and (iv) Douglas Faggioli, the Company's Chief Executive Officer, be terminated. The Board members requested that they be given until April 10, 2006 (the day on which the remediation plan was due to KPMG) to make a determination with regard to the removal of Mr. Cristiani and termination of Mr. Faggioli, given that the Board believed that the Investigative Team had only recommended that Mr. Cristiani be replaced as the Chairman of the Audit Committee, not that he be removed from the Audit Committee or the Board, and given that the Investigative Team had not completed its investigation. In a letter to the Company dated March 27, 2006 (filed as Exhibit 99.2 to Current Report on Form 8-K filed April 3, 2006), KPMG stated that the removal of Mr. Cristiani and termination of Mr. Faggioli were necessary by the close of business on Wednesday, March 29, 2006.

        In a letter to KPMG on March 29, 2006 (filed as Exhibit 99.3 to Current Report on Form 8-K filed on April 3, 2006), the Board reiterated its commitment to taking prompt actions to address the issues raised in the ongoing independent investigation being overseen by the Special Committee, including implementing the remedial measures recommended by the Investigative Team. The Board also stated, among other things, that it had replaced Mr. Cristiani with Larry Deppe to serve as the Chairman of the Audit Committee and that, pending the conclusion of the independent investigation, it had relieved Mr. Faggioli of his executive duties and appointed an executive committee overseen by the Chairman of the Board to serve in Mr. Faggioli's place. Mr. Faggioli would continue as an employee of the Company, but would not be a member of the Board. The Board noted that the Investigative Team had agreed that these interim steps were appropriate and consistent with their recommendations.

        On March 30, 2006, during further discussion with KPMG, KPMG reiterated its insistence that Mr. Cristiani be removed from the Board and Mr. Faggioli be terminated. The Board of Directors met and, in the interest of resolving the matter with KPMG, Mr. Cristiani offered to resign from all positions on the Board. On the afternoon of March 30, the Board presented to KPMG the proposed resignation of Mr. Cristiani and reiterated its commitment to relieve Mr. Faggioli of his executive duties while retaining his services as an employee pending the conclusion of the investigation. On the evening of March 30, KPMG indicated that Mr. Faggioli's continuing as an employee was not acceptable and that, in addition to Mr. Cristiani's resigning, Mr. Faggioli would need to be terminated as an employee by 5:00 p.m. Mountain Standard Time on March 31, 2006 or KPMG would resign as the Company's independent, registered public accounting firm. The Company's Board met on March 31, 2006 to discuss KPMG's position and the Board subsequently asked for an extension until Monday, April 3, 2006, to provide KPMG with its decision. KPMG tendered its letter of resignation on the evening of March 31, 2006, which was filed as Exhibit 99.1 to the Current Report on Form 8-Kfiled on April 3, 2006.

        On April 3, 2006, the Company reported the resignation of KPMG consistent with the foregoing summary, under Item 4.01 of its Current Report on Form 8-K. On April 14, 2008, KPMG submitted a letter to the SEC, identifying four disagreements with the Company's filing on April 3, 2006, which letter was filed as Exhibit 99.1 to the Current Report on Form 8-K filed on April 18, 2006. First, KPMG asserted, with respect to certain errors, the Investigative Team had completed its investigation and identified both the proposed amount of the errors and the period in which they occurred. The Company had stated that the exact amount of any errors and the periods to which they relate had not been determined and finalized. Second, KPMG disagreed with the Company's statement that KPMG had required certain remedial measures based on its interpretation of the findings in the Preliminary Report. Rather, KPMG asserted, the Investigative Team found and reported on March 15, 2006 that their investigation was complete as to certain matters and that they had reached the conclusion, and were recommending, that the employment of Mr. Faggioli be terminated and that Mr. Cristiani be removed from his position as chair of the Audit Committee. KPMG also asserted that the Special Committee concurred with the recommendation while the other members of the Board of Directors stated that they would not terminate Mr. Faggioli. Third, KPMG disagreed with the Company's statement that the interim steps regarding Mr. Faggioli (continuing his employment in a limited, non-executive role) were appropriate and consistent with the Investigative Team's recommendations, asserting that on March 30, 2006, a member of the Special Committee communicated to KPMG that the conclusion and recommendation as to the termination of Mr. Faggioli had not changed and that nothing supported holding off on that recommendation any longer. Fourth, KPMG laid out three separate reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K, as required to be reported under Item 4.01 of Form 8-K:

          1.     KPMG advised the Company's Audit Committee that, because of issues outlined and conclusions reached in the Preliminary Report of the Investigative Team, KPMG could no longer rely on management's representations.

          2.     KPMG advised the Company's Audit Committee that as a result of information brought to its attention by the findings and conclusions reached in the Preliminary Report, previously issued financial statements could no longer be relied upon and it would be necessary to expand significantly the scope of its audit with respect to the Company's 2005 and previously issued financial statements. Due to KPMG's resignation, KPMG has not expanded the scope of its audit or performed further investigations.

          3.     KPMG advised the Company's Audit Committee that the Company had failed to take timely and appropriate remedial actions.

        Following the resignation of KPMG, the Audit Committee continued to pursue its investigation of the findings of Preliminary Report.

        On February 2, 2007, the Audit Committee of the Board of Directors of the Company engaged Deloitte & Touche LLP ("Deloitte") to serve as the Company's independent, registered public accounting firm. On February 8, 2007, the Company filed a Current Report on Form 8-K, with its press release announcing its engagement of Deloitte.

        During the two-year period ended December 31, 2006, and through February 2, 2007, neither the Company, nor anyone on its behalf, consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and no written report or oral advice was provided by Deloitte to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of either a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304 (a) (1) (v) of Regulation S-K.

Item 15.    Financial Statements and Exhibits

  (a)    List of Financial Statements

  (b)    List of Exhibits

        See Exhibit Index below.

 NATURE'S SUNSHINE PRODUCTS, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(Amounts in thousands)

Description	Balance at Beginning of Year	Provisions	Amounts Written Off	Amounts Recovered	Effect of Currency Translation	Balance at End of Year
Year ended December 31, 2007
Allowance for doubtful accounts receivable	$1,129	$(208)	$(508)	$259	$67	$739
Allowance for obsolete inventory	3,325	964	(1,563)	89	—	2,815
Tax valuation allowance	7,822	3,468	—	—	—	11,290
Year ended December 31, 2006
Allowance for doubtful accounts receivable	$1,984	$(441)	$(547)	$14	$119	$1,129
Allowance for obsolete inventory	4,641	736	(2,052)	—	—	3,325
Tax valuation allowance	5,297	2,525	—	—	—	7,822
Year ended December 31, 2005
Allowance for doubtful accounts receivable	$1,706	$460	$(333)	$7	$144	$1,984
Allowance for obsolete inventory	4,020	1,516	(895)	—	—	4,641
Tax valuation allowance	5,556	(259)	—	—	—	5,297

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2009	NATURE'S SUNSHINE PRODUCTS, INC.
	By:	/s/ DOUGLAS SAGGIOLI

EXHIBIT INDEX

Exhibit No.		Description
3.1(1)		Restated Articles of Incorporation
3.2(1)		By-laws, as amended
10.1(1	)*	Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan, restated March 1, 2008
10.2(1	)*	Nature's Sunshine Products, Inc. Supplemental Elective Deferral Plan as restated effective January 1, 2008
10.3(1	)*	Employment Agreement between Nature's Sunshine Products, Inc. and William J. Keller dated April 16, 2001
10.4(2	)*	Employment Agreement dated December 30, 2008 by and between Nature's Sunshine Products, Inc. and Greg Halliday
10.5(2	)*	Employment Agreement dated December 30, 2008 by and between Nature's Sunshine Products, Inc. and Douglas Faggioli
10.6(3	)*	Employment Agreement between Nature's Sunshine Products, Inc. and Stephen M. Bunker dated December 21, 2007
10.7(2	)*	Amendment dated December 30, 2008 to Employment Agreement by and between Nature's Sunshine Products, Inc. and Stephen M. Bunker
10.8(3	)*	Employment Agreement between Nature's Sunshine Products, Inc. and Bryant J. Yates dated December 21, 2007
10.9(2	)*	Amendment dated December 30, 2008 to Employment Agreement by and between Nature's Sunshine Products, Inc. and Bryant J. Yates
10.10(2	)*	Employment Agreement dated December 30, 2008 by and between Nature's Sunshine Products, Inc. and John DeWyze
10.11(1	)*	1995 Stock Option Plan, as amended
10.12(1	)*	Form of Stock Option Agreement (1995 Stock Option Plan)
10.13(4	)*	Retirement and Consulting Agreement between Nature's Sunshine Products, Inc. and Eugene Hughes, dated December 9, 2008
14(1)		Nature's Sunshine Products, Inc. Code of Conduct
21(4)		List of Subsidiaries of Registrant

(1)
Previously filed with the Commission on October 7, 2008 as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2006 and is incorporated herein by reference.

(2)
Previously filed with the Commission as an exhibit to the Current Report on Form 8-K filed on January 12, 2009 and is incorporated herein by reference.

(3)
Previously filed with the Commission as an exhibit to the Current Report on Form 8-K filed on December 31, 2007 and is incorporated herein by reference.

(4)
Filed currently herewith.

*
Management contract or compensatory plan.